File Pursuant to Rule 424(b)(3)
Registration No. 333-128968

PROXY STATEMENT	PROSPECTUS OF
OF NWB FINANCIAL CORPORATION

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
Dear NWB Financial Corporation Shareholders:
      The boards of directors of Pacific Continental Corporation and NWB Financial Corporation have agreed to a merger of NWB Financial into Pacific Continental. We are sending you this proxy statement/ prospectus to ask you to vote in favor of the merger proposal.
      Upon completion of the merger, you will be entitled to receive, within certain parameters, in exchange for your NWB Financial shares, either cash, shares of Pacific Continental common stock, or a combination of cash and Pacific Continental common stock. Under the merger agreement, Pacific Continental will issue 1,411,430 shares of common stock and pay $14,528,318 in cash for all shares of NWB Financial common stock, subject to certain adjustments, including if Pacific Continental’s average closing price is below $13.12 and disproportionate to a drop in an index of Pacific Northwest financial institution stocks.
      The value of the merger consideration will depend on the value of Pacific Continental common stock at closing and will fluctuate with the market price of Pacific Continental common stock. As explained in more detail in this document, whether you elect to receive cash, Pacific Continental common stock or a combination of both for your shares, the value of the consideration that you receive upon completion of the merger will be substantially the same, and will be based, in significant part, on the average Pacific Continental common stock price used to calculate the merger consideration.
      The following table presents information regarding the implied value per share of NWB Financial common stock converted in the merger when Pacific Continental common stock has a value of:

•	$15.90, the closing price on October 25, 2005, the most recent practicable date prior to the printing of this document;

•	$15.86, the closing price on August 16, 2005, the day prior to public announcement of the proposed merger; and

•	$13.12, the average closing price at which the exchange ratio may be subject to adjustment.

Assumed Market Value		Value Per NWB	Value Per NWB
of Pacific Continental	Aggregate Value of	Financial Share of	Financial Share of
Common Stock	Merger Consideration	Stock Consideration	Cash Consideration
$15.90	$36,970,055	$31.94	$31.94
$15.86	$36,913,598	$31.89	$31.89
$13.12	$33,046,280	$28.55	$28.55

      A more detailed chart showing the cash and stock merger consideration at various average closing prices of Pacific Continental common stock is under the heading “The Merger — Merger Consideration” in the attached document. After completion of the merger, current NWB Financial shareholders will own approximately 13.9% of Pacific Continental’s common stock.
      Because the total amount of cash and stock to be issued is fixed, you may receive a combination of cash and stock that differs from your election if too many NWB Financial shareholders elect to receive one form of consideration over the other.
      Your vote is important. We cannot complete the merger unless two-thirds (2/3) of our outstanding shares vote to approve the merger. Our directors, executive officers and principal shareholders collectively own 39.6% of our outstanding shares, and they each have agreed to vote their shares in favor of the merger. We will hold a special shareholders’ meeting to vote on the merger proposal on November 29, 2005, at 10:30 a.m. local time, at the Administrative office of Northwest Business Bank, located at Metropolitan Park West Tower, 1100 Olive Way, Suite 1030, Seattle, Washington. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed form of proxy.

Basant Singh	Michael Heijer
President and CEO	Chairman
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or the terms of the merger agreement or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.
      This proxy statement/ prospectus is dated October 28, 2005, and is first being mailed to you on or about October 28, 2005.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 29, 2005
To the Shareholders of NWB Financial Corporation:
      A special meeting of shareholders of NWB Financial Corporation, will be held on November 29, 2005, at 10:30 a.m., local time, at the Administrative office of Northwest Business Bank, located at Metropolitan Tower Park West 1100 Olive Way, Suite 1030, Seattle, Washington. The special meeting is called for the following purposes:

1.	Merger Agreement. To consider and vote upon a proposal to approve the Plan and Agreement of Merger dated as of August 17, 2005, among Pacific Continental Corporation, Pacific Continental Bank, NWB Financial and Northwest Business Bank, and the merger, under the terms of which NWB Financial will merge with and into Pacific Continental, as more fully described in the accompanying proxy statement/ prospectus. The Plan and Agreement of Merger is attached as Appendix A to the proxy statement/ prospectus that accompanies this notice.

2.	Other Matters. If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies in the event we do not have sufficient votes to approve the merger as of the date of the meeting.
      Holders of record of NWB Financial common stock at the close of business on October 19, 2005, the record date for the special meeting, are entitled to receive this notice and vote at the meeting or any adjournment or postponement of the meeting. The affirmative vote of the holders of at least two-thirds of the shares entitled to be cast at the NWB Financial special meeting is required for approval of the merger agreement. As of October 19, 2005, there were 1,161,379 shares of NWB Financial common stock outstanding and entitled to vote at the special meeting.
      Each shareholder of NWB Financial has the right to dissent from the merger and obtain payment of the fair value of his or her NWB Financial shares under the applicable provisions of Washington law. A copy of the applicable statutes regarding dissenters’ rights is attached as Appendix B to the accompanying proxy statement/ prospectus. For details of your dissenters’ rights and how to exercise them, please see the discussion under the heading “The Merger — Dissenters’ Rights.”
      Your vote is important. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.
      The board of directors of NWB Financial has unanimously determined that the Plan and Agreement of Merger is fair to and in the best interests of NWB Financial and its shareholders and unanimously recommends that you vote FOR approval of the Plan and Agreement of Merger and the merger.
      Please do not send any certificates for your stock at this time. You will receive separate instructions on how to exchange your certificates.

By Order of the Board of Directors,

/s/ Basant Singh

Basant Singh
President and Chief Executive Officer
Seattle, Washington
October 28, 2005

WHERE YOU CAN FIND MORE INFORMATION
      Pacific Continental Corporation files annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission electronically. You may review these documents at the SEC website found at http://www.sec.gov. You may also read and obtain copies of these documents from the public reference room of the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-732-0330 for information on the operation of the public reference room.
      The SEC allows Pacific Continental to incorporate important business and financial information about it from documents filed with the SEC that are not included in this document. See “Incorporation of Certain Information by Reference by Pacific Continental.” Incorporated documents are available without charge to security holders upon written or oral request to:

Shannon Coffin, Executive Secretary Pacific Continental Corporation 111 West 7th Avenue Eugene, Oregon 97401 (541) 686-8685
      To obtain timely delivery of any documents, please request information prior to November 15, 2005. Documents may also be reviewed at and printed from the SEC’s website at http://www.sec.gov.
      Only limited information is required to be provided about NWB Financial is this document. The financial statements and other publicly available information about NWB Financial are available to you without charge upon your written or oral request. Please direct requests to the following address:

Gordon Browning, Corporate Secretary NWB Financial Corporation 1100 Olive Way, Suite 102 Seattle, Washington 98101 (206) 676-8880

i

QUESTIONS AND ANSWERS ABOUT THE MERGER
Why are Pacific Continental and NWB Financial agreeing to merge?
      We believe the merger of NWB Financial into Pacific Continental will result in greater long-term shareholder value by permitting the combined companies and bank subsidiaries to operate more competitively and efficiently in the markets in which they do business. We believe the two companies share core values and business cultures and that the combination of the companies will strengthen operations, enabling the combined entity to offer additional products and services, make larger loans to borrowers, and increase opportunities for employees.
      NWB Financial also believes that the merger consideration to be received by NWB Financial shareholders in the merger is fair and that prospects for increased shareholder value will be enhanced. In this regard, NWB Financial has received an opinion from Hovde Financial LLC that the transaction is fair, from a financial point of view, to NWB Financial’s shareholders. NWB Financial also feels that Pacific Continental’s operating capabilities, financial position, and technologies will strengthen Northwest Business Bank’s operations. In addition, Pacific Continental has historically paid regular cash dividends on its stock while NWB Financial has not.
What will NWB Financial shareholders receive in the merger?
      Under the merger agreement, unless you vote against the merger and provide a notice of dissent, you may elect to receive for your shares either:

•	all cash,

•	all Pacific Continental common stock, or

•	your desired mix of cash and Pacific Continental common stock.
      All elections are subject to the election, allocation and proration procedures described in this proxy statement/prospectus. If too many shareholders elect one form of consideration over the other, you may not receive the form of merger consideration that you elect. See “The Merger — Allocation” for a more detailed discussion of allocation procedures under the merger agreement.
Are there any possible adjustments to the merger consideration?
      Yes. The cash portion of the aggregate merger consideration may be reduced dollar-for-dollar, up to $100,000, if NWB Financial does not achieve certain tangible equity requirements set forth in the merger agreement. The merger agreement also provides that the cash portion of the aggregate merger consideration is subject to adjustment and hold-back if a certain Northwest Business Bank loan remains outstanding at closing. Since the time the merger agreement was executed, that certain loan has been paid in full; therefore, no consideration adjustment with regard to that certain loan will occur under the terms of the merger agreement.
What is the amount of cash or the number of shares of Pacific Continental common stock that I will receive?
      The actual amount of cash or number of shares of Pacific Continental common stock that you will receive for each of your NWB Financial shares will not be determined until the fifth day immediately prior to the effective date of the merger (the “determination date”). Those amounts will be determined based on a formula set forth in the merger agreement and described in this proxy statement/ prospectus, and made available following the determination date on Pacific Continental’s website at www.therightbank.com and on NWB Financial’s website at www.nwbb.com. There is a table under “The Merger — Merger Consideration” that sets forth the per share cash consideration and the per share stock consideration that would be received by NWB Financial shareholders based on a range of assumed average closing prices of Pacific Continental common stock as of the determination date. An additional table appears under “The Merger — Election Options” that gives examples of the Pacific Continental common stock and cash that may be received based upon possible elections by NWB Financial shareholders and on different average closing prices of Pacific Continental common stock.

Is the value of the per share consideration that I receive expected to be substantially equivalent regardless of which election that I make?
      Yes. The formula that will be used to calculate the per share consideration is intended to substantially equalize the value of the consideration to be received for each share of NWB Financial common stock in the merger, as measured during the valuation period ending on the determination date, regardless of whether you elect to receive cash or stock or a combination of cash and stock. As the value of Pacific Continental stock fluctuates with its trading price, however, on any given day after the Determination Date, the value of the Pacific Continental common stock you receive in exchange for a NWB Financial share likely will not be the same as the cash to be paid per share.
Can NWB Financial terminate the merger if the average closing price of Pacific Continental’s common stock falls below a certain level?
      Yes. NWB Financial’s board of directors could give notice of its intent to terminate the merger if Pacific Continental’s average stock price for the 20 trading days through and including the fifth business day prior to closing is less than $13.12 and that decline is disproportionate to a decline in an equal-weighted index of publicly-traded Pacific Northwest financial institutions over the same period of time. Pacific Continental could elect, however, to issue additional cash as determined by a formula in the merger agreement, which would permit the merger to proceed.
When do I make my election to receive cash, stock, or a combination of cash and stock?
      Enclosed with this document is an election form that you may use to indicate your preference for cash, Pacific Continental common stock or a combination of cash and stock. The deadline for returning your election form is 5:00 p.m. Pacific Standard Time on November 22, 2005. The election form should be returned to NWB Financial in the enclosed envelope.
Am I guaranteed receipt of the merger consideration that I elect?
      No. Because the total amount of Pacific Continental common stock and cash to be issued are fixed at 1,411,430 shares and $14,528,318, respectively, it is possible that you will receive a portion of your consideration in the form not elected.
What if I do not return the election form or fail to make an election?
      Your shares will be treated as “no-election” shares and you will be given either cash, stock or a combination of cash and stock depending on the mix of elections received from the other shareholders.
May I change my election?
      Yes, as long as your new election is received by NWB Financial before the election deadline on November 22, 2005. To change your election, you must send NWB Financial a written notice revoking any election previously submitted.
When do I send in my stock certificates?
      Please do not send your stock certificates with the proxy card or the election form provided with this document. You should follow the instructions that will be provided to you with a letter of transmittal that will be mailed separately by the exchange agent regarding how and when to surrender your stock certificates.
What risks should I consider in evaluating the merger proposal?
      We encourage you to read the detailed information about the merger in this document, including the “Risk Factors” section.
When do you expect the merger to be completed?
      We are working to complete the merger as quickly as possible and anticipate completion in the fourth quarter of 2005. The merger is, however, subject to several conditions, including, among others, shareholder and federal and state regulatory approvals. We filed applications with appropriate bank regulatory authorities on September 30, 2005. See “The Merger — Regulatory Approvals Required.” We do not know the exact timing for completing the merger.
Who will manage the combined company?
      Following the merger, the Pacific Continental board of directors will consist of all of the current directors of Pacific Continental, as well as

Michael Heijer, the current Chairman of NWB Financial. The Pacific Continental Bank board will be identical to the Pacific Continental Corporation board.
      Hal Brown will continue as President and Chief Executive Officer of the combined company. Basant Singh, President and Chief Executive Officer of NWB Financial, will serve the combined bank as Executive Vice President and Director of Greater Seattle Operations. The other senior officers of Northwest Business Bank are expected to remain with the combined company.
What are the tax consequences of the merger?
      We have structured the merger so that Pacific Continental and NWB Financial and their respective shareholders will not recognize any gain or loss for federal income tax purposes in the merger, except for taxes payable with respect to cash received by NWB Financial shareholders.
      We expect that if you receive a combination of cash and stock in exchange for your NWB Financial shares, you will be required to recognize any gain to the extent cash is received in the merger, and you will not be entitled to recognize any loss realized. If you receive solely cash in the merger, you will recognize any gain or loss realized on the disposition of your NWB Financial shares. We urge you to consult your tax adviser to fully understand the tax consequences of the merger to you. Tax matters are very complicated and in many cases tax consequences of the merger will depend on your particular facts and circumstances.
How does the merger affect my outstanding options to purchase NWB Financial shares?
      If any NWB options are exercised during the period between signing the merger agreement and closing of the transaction, then the shares of NWB Financial received upon exercise of such options will be exchanged for cash at closing.
      At closing, each outstanding and unexercised NWB Financial stock option will be converted into an option to purchase shares of Pacific Continental common stock, with the number of shares covered by the option and exercise price adjusted accordingly.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING
What is the purpose of this proxy statement/prospectus?
      This document serves as a proxy statement for NWB Financial and a prospectus for Pacific Continental, which is issuing common stock in the merger. As a proxy statement, it is being provided to you because the board of directors of NWB Financial is soliciting your proxy to vote to approve the proposed merger agreement at the NWB Financial shareholder meeting. As a prospectus, it is being provided to you by Pacific Continental because NWB Financial shareholders are being offered shares of Pacific Continental common stock as consideration in the merger.
When and where will the special meeting take place?
      NWB Financial will hold a special meeting of shareholders on November 29, 2005, at 10:30 a.m., local time, at the Administrative office of Northwest Business Bank, located at Metropolitan Park West Tower, 1100 Olive Way, Suite 1030, Seattle, Washington.
What vote is required to approve the merger agreement?
      The merger agreement will be approved if the proposals to approve the agreement receive the affirmative vote of the holders of two-thirds of the outstanding shares of NWB Financial stock.
How do I vote?
      To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.
What happens if I do not vote?
      If you do not vote in person or by returning your proxy, it will have the same effect as voting against the proposal to approve the merger agreement.
If my shares are held in “street name” by my broker, will my broker vote my shares for me?
      No. Your broker will not vote your shares unless you provide instructions on how to vote. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares.
What happens if I return my proxy but do not indicate how to vote my shares?
      If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the plan and agreement of merger.
Can I change my vote after I have mailed my signed proxy card?
      Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a new proxy card; or

•	You may attend the meeting and vote in person.
      If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card prior to the special meeting.
      If your shares are held in “street name” by a broker and you have instructed the broker to vote your shares, you must follow instructions received from your broker to change your vote, or to vote in person at the meeting instead.
Who may vote at the meeting?
      If you were the owner of NWB Financial common stock at the close of business on October 19, 2005, you may vote at NWB Financial’s meeting.
What do I need to do now?
      We encourage you to read this proxy statement/prospectus in its entirety. Important information is presented in greater detail elsewhere in this document and in its appendices.

      Following review of this proxy statement/prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at your special meeting of shareholders. In addition, we encourage you to complete and return the enclosed election form so that you may select your desired form of consideration.
When should I send in my NWB Financial stock certificates?
      Please DO NOT send in your stock certificates with your proxy card or election form. You should follow the instructions in the letter of transmittal you will receive from the exchange agent regarding how and when to surrender your certificates representing NWB Financial stock in exchange for cash and/or Pacific Continental stock.
Who can help answer my questions?
      If you have questions about the merger, the meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:
Basant Singh, President and CEO
NWB Financial Corporation
1100 Olive Way, Suite 102
Seattle, Washington 98101
(206) 676-8880

SUMMARY
      This summary, together with the previous sections entitled “Questions and Answers About the Merger” and “Questions and Answers About the Special Meeting,” highlights selected information from this proxy statement/ prospectus discussed in greater detail in this document. We urge you to read carefully the entire proxy statement/ prospectus, its appendices, and any other documents to which we refer to fully understand the merger before you vote your shares.
Summary Information
Information About Pacific Continental and NWB Financial
Pacific Continental Corporation
111 West 7th Avenue
Eugene, Oregon 97401
(541) 686-8685
      Pacific Continental is a bank holding company headquartered in Eugene, Oregon, that engages in a general banking business through its banking subsidiary, Pacific Continental Bank. Pacific Continental Bank is an Oregon-chartered banking corporation that engages in banking through ten branches located in communities throughout Lane County, Oregon and in the Portland, Oregon metropolitan area. At June 30, 2005, Pacific Continental had total assets of approximately $554 million, total loans receivable of approximately $483 million, total deposits of approximately $451 million, and total shareholders’ equity of approximately $53 million. Pacific Continental is a reporting company with the Securities and Exchange Commission (“SEC”), and its common stock trades on the Nasdaq National Market under the symbol “PCBK.” Deposits of Pacific Continental Bank are insured by the Federal Deposit Insurance Corporation (“FDIC”).
NWB Financial Corporation
1100 Olive Way, Suite 102
Seattle, Washington 98101
(360) 676-8880
      NWB Financial is a bank holding company that operates Northwest Business Bank, its Washington-chartered banking subsidiary. Northwest Business Bank provides banking services to businesses and to individuals through two offices in Seattle and Bellevue, Washington. At June 30, 2005, NWB Financial had total assets of approximately $143 million, total loans receivable of approximately $122 million, total deposits of approximately $112 million and total shareholders’ equity of approximately $18 million. NWB Financial is not a reporting company with the SEC, and its common stock does not trade on any market or exchange. Deposits of Northwest Business Bank are insured by the FDIC.
Transaction
      NWB Financial will merge into Pacific Continental, immediately followed by the merger of Northwest Business Bank into Pacific Continental Bank. In the merger, each share of NWB Financial common stock outstanding immediately before the merger will be exchanged for cash, Pacific Continental common stock or a combination thereof, provided that shares as to which dissenters’ rights have been properly asserted will be treated in accordance with the applicable provisions of Washington law. The merger agreement is attached to this document as Appendix A. We encourage you to read the agreement carefully.
Effect of the Merger
      NWB Financial and Northwest Business Bank will cease to exist at the time of the merger. Branches of Northwest Business Bank will become branches of Pacific Continental Bank.
Special Meeting — NWB Financial
      The NWB Financial meeting will be held at 10:30 a.m., on November 29, 2005, at the Administrative office of Northwest Business Bank, located at Metropolitan Park West Tower, 1100 Olive Way, Suite 1030, Seattle, Washington. If you were a NWB Financial shareholder as of the close of business on October 19, 2005, you are entitled to vote at the meeting. The only items of business are consideration of the proposal to approve the merger agreement and, if necessary, a proposal to adjourn the meeting to solicit additional proxies.
Approval of the Merger Agreement
      To be approved by NWB Financial shareholders, the merger agreement must be approved by the holders of two-thirds of the outstanding shares of NWB Financial common stock. As a result, if you are a NWB shareholder and you fail to vote or abstain from voting on the proposal to approve the merger agreement, your action will have the same effect as a vote against the merger.
Shares Owned by Directors, Executive Officers and Principal Shareholders
      On October 19, 2005, NWB Financial’s directors, executive officers and principal shareholders beneficially owned 539,871 NWB Financial shares, of which 459,871 are entitled to be voted at the meeting. Those shares constitute approximately 39.6% of the total shares outstanding and entitled to vote. Each NWB Financial director, executive officer and principal shareholder has agreed to vote his or her shares in favor of approval of the merger agreement.
NWB Financial’s Financial Advisor Has Opined That the Merger Consideration Is Fair to NWB Financial Shareholders
      Hovde Financial LLC has served as financial advisor to NWB Financial in connection with the merger and has given an opinion to NWB Financial’s board of directors that, as of August 17, 2005, the consideration NWB Financial shareholders will receive for their NWB Financial common stock in the merger is fair, from a financial point of view. A copy of the opinion delivered by Hovde Financial LLC is attached to this document as Appendix C. NWB Financial shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Hovde Financial LLC in providing its opinion. The opinion is more fully described under the heading “Opinion of Financial Advisor to NWB Financial” below. NWB Financial agreed to pay Hovde Financial LLC a fee for its services as follows: $25,000 for delivery of its opinion, up to $12,500 for expenses, and 1% of the aggregate transaction value. The 1% payment is only payable if and when the transaction is consummated.
Recommendation of NWB Financial Board of Directors
      NWB Financial’s board of directors believes that the merger is in the best interests of NWB Financial and its shareholders, has unanimously approved the merger agreement, and recommends that NWB Financial shareholders vote “FOR” approval of the merger agreement.
Dissenters’ Rights of NWB Financial Shareholders
      Under Washington law, NWB Financial shareholders have the right to dissent from the merger and receive cash for the fair value of their shares of common stock. A shareholder electing to dissent must strictly comply with all procedures required by Washington law. These procedures are described more fully later in this document under the heading “The Merger — Dissenters’ Rights.” A copy of the relevant portions of Washington law is attached as Appendix B to this document.
Accounting Treatment
      The merger will be accounted for under the purchase method of accounting, as such term is used under accounting principles generally accepted in the United States.
Interests of NWB Financial Officers and Directors
      Certain members of NWB Financial’s management have interests in the merger that are different from, or in addition to, their interests as NWB Financial shareholders. These interests arise out of existing option agreements and severance agreements that they have entered into with Northwest Business Bank, employment agreements between certain officers, including President and CEO Basant Singh, and Pacific Continental which take effect upon completion of the merger, Michael Heijer’s continuing directorship with Pacific Continental, and provisions in the merger agreement relating to indemnification for all former directors of NWB Financial. See “The Merger — Interests of Certain Persons in the Merger.”

FORWARD-LOOKING STATEMENTS

This document, including information included in materials accompanying or incorporated into this document, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the financial condition, results of operations and businesses of Pacific Continental and NWB Financial; (ii) the merger and the post-merger operations of Pacific Continental; (iii) the benefits of the merger, including future financial and operating results, cost savings and other matters; and (iv) objectives, expectations and intentions and other statements contained in this filing that are not historical facts. In addition, other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning are likely forward-looking in nature. Forward-looking statements are based on current beliefs and expectations of Pacific Continental’s and NWB Financial’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results or occurrences may differ materially from the anticipated results or occurrences described in forward-looking statements for a number of reasons, including, among others, those identified under the heading “Risk Factors” in this document, and the following factors:

•	our businesses may not be combined successfully, or such combination may take longer than expected;

•	the growth opportunities and cost savings from the merger may not be fully realized;

•	the risks to Pacific Continental of operating in new markets may be underestimated, or the benefits of a combination may be less than anticipated;

•	operating costs, customer and employee losses and business disruption following the merger may be greater than expected; or

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income.

SELECTED FINANCIAL DATA
      The following tables set forth selected historical consolidated financial data for Pacific Continental and NWB Financial and selected unaudited pro forma combined financial data for the combined company after giving effect to the merger.
      The historical financial information is derived from and should be read in conjunction with the historical financial statements of Pacific Continental and NWB Financial, including the respective notes thereto, appearing elsewhere in this proxy statement/ prospectus and in the other documents included with this document or incorporated by reference herein. See “Incorporation of Certain Information by Reference.” Information in the tables below is qualified by reference to complete information contained in each company’s financial statements and related notes. The historical consolidated financial data for the years ended December 31, 2000, through December 31, 2004, is derived from the audited financial statements of each entity. The information as of and for the six months ended June 30, 2004 and 2005, is derived from each company’s unaudited financial statements, has been prepared on the same basis as the historical information derived from audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring accruals, necessary for the fair presentation of results of operations for such periods.
      Unaudited pro forma combined financial data for Pacific Continental and NWB Financial reflects the merger of NWB Financial and Pacific Continental, accounted for as a purchase (i) with respect to Statement of Income data, as if the merger had been completed as of January 1, 2004, and (ii) with respect to Balance Sheet data, as if the merger had been completed on June 30, 2005. The pro forma data, including per share pro forma data, is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations in the future or what the combined financial position or results of operations would have been had the merger been completed during the periods, or as of the date, for which pro forma data is presented. The unaudited selected pro forma combined financial data is derived from and should be read in conjunction with the more detailed unaudited pro forma combined financial information and related notes appearing in this proxy statement/ prospectus under the heading “Unaudited Pro Forma Combined Financial Statements.”
      The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of NWB Financial’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of NWB Financial will change the amount of the purchase price allocable to goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

Pacific Continental Historical
PACIFIC CONTINENTAL CORPORATION AND SUBSIDIARY
SELECTED CONSOLIDATED AND OTHER FINANCIAL DATA

	At or for the
	Six Months Ended June 30				At or for the Years Ended December 31

	2005		2004		2004	2003	2002	2001	2000

	(Unaudited)
	($ In thousands, except per share data)
Statement of Income Data:
Interest income	$18,105		$13,698		$29,425	$26,529	$24,226	$25,279	$26,438
Interest expense	3,880		2,032		4,473	4,309	4,537	6,759	9,176

Net interest income	14,225		11,666		24,952	22,220	19,689	18,520	17,262
Provision for loan losses	550		175		500	900	5,660	1,455	1,340

Net interest income after provision for loan losses	13,675		11,491		24,452	21,320	14,029	17,065	15,922
Noninterest income	2,063		2,229		4,463	4,946	4,200	3,611	2,824
Noninterest expense	8,690		7,776		16,041	15,202	12,594	11,371	10,885

Net income before provision for income taxes	7,048		5,944		12,874	11,064	5,635	9,305	7,861
Provision for income taxes	2,693		2,272		4,925	4,233	2,181	3,582	3,053

Net income	$4,355		$3,672		$7,949	$6,831	$3,454	$5,723	$4,808

Per Share Data(1):
Earnings per share
Basic	$0.50		$0.43		$0.93	$0.81	$0.41	$0.69	$0.58
Diluted	$0.49		$0.42		$0.90	$0.79	$0.41	$0.67	$0.58
Cash dividends declared	$0.14		$0.13		$0.25	$0.22	$0.19	$0.17	$0.15
Book value per share (period end)	$6.07		$5.27		$5.71	$4.98	$4.37	$4.22	$3.65
Market price (period end)	$15.20		$12.38		$15.75	$12.71	$8.70	$7.62	$4.84
Performance Ratios:
Net interest margin	5.68	%(2)	5.76	%(2)	5.78%	6.01%	6.44%	6.84%	6.63%
Efficiency ratio	53.35%		55.96%		54.53%	55.96%	52.72%	51.38%	54.19%
Return on average assets	1.63%		1.68%		1.71%	1.70%	1.02%	1.91%	1.67%
Return on average equity	16.93	%(2)	16.67	%(2)	17.26%	17.18%	9.56%	16.89%	16.79%
Average equity to average assets	9.60	%(2)	10.09	%(2)	9.93%	9.89%	10.71%	11.30%	9.92%
Asset Quality Ratios:
Non-performing assets to total loans	0.20%		0.45%		0.30%	0.63%	1.76%	2.46%	0.38%
Net charge-offs to average loans	0.06%		0.07%		0.08%	0.08%	1.62%	0.08%	0.72%
Allowance for loan losses to total loans	1.13%		1.27%		1.14%	1.47%	1.33%	1.43%	0.96%
Non-performing assets to total assets	0.18%		0.39%		0.27%	0.52%	1.54%	1.93%	0.35%
Balance Sheet Data (period end):
Total assets	$553,768		$460,709		$516,630	$425,799	$379,846	$309,548	$294,124
Loans, net	$483,045		$397,708		$453,817	$350,852	$326,400	$239,683	$222,445
Total deposits	$450,892		$386,163		$403,791	$356,099	$309,909	$248,328	$250,104
Borrowings	$47,685		$27,975		$61,290	$26,000	$32,000	$24,000	$12,400
Shareholders’ equity	$53,133		$45,207		$49,392	$42,234	$36,698	$35,604	$30,370
Common shares outstanding	8,759,573		8,577,850		8,655,535	8,487,234	8,400,747	8,443,817	8,315,545

(1)	Per common share data is retroactively adjusted to reflect the 5-for-4 stock split, 4-for-3 stock split, and 10% stock dividends of 2004, 2003, and 2001, respectively.

(2)	Ratios have been annualized.

NWB Financial Historical
NWB FINANCIAL CORPORATION AND SUBSIDIARY
SELECTED CONSOLIDATED AND OTHER FINANCIAL DATA
($ in thousands, except per share data)

	At or For the Six Months
	Ended June 30				At or For the Years Ended December 31

	2005		2004		2004	2003	2002	2001	2000

	(Unaudited)
Statement of Income Data:
Interest income	$4,460		$3,818		$7,935	$6,194	$6,075	$4,851	$3,436
Interest expense	1,421		742		1,673	1,161	1,887	2,031	1,568

Net interest income	3,039		3,076		6,262	5,033	4,188	2,820	1,868
Provision for loan losses	210		305		625	785	797	403	250

Net interest income after provision for loan losses	2,829		2,771		5,637	4,248	3,391	2,417	1,618
Noninterest income	72		281		560	558	434	311	135
Noninterest expense	1,705		1,748		3,310	3,137	2,578	2,301	1,585

Net income before provision for income taxes	1,196		1,304		2,887	1,669	1,247	427	168
Provision for income taxes	415		459		1,011	582	320	0	0

Net income	$781		$845		$1,876	$1,087	$927	$427	$168

Per Share Data:
Earnings per share
Basic	$0.68		$0.74		$1.64	$0.97	$0.83	$0.53	$0.21
Diluted	$0.66		$0.73		$1.58	$0.96	$0.81	$0.52	$0.21
Book value per share (period end)	$15.33		$13.71		$14.65	$13.08	$12.20	$11.37	$9.07
Market price (period end)	$32.50		$24.00		$27.00	$16.50	$15.00	$16.00	$14.00
Performance Ratios:
Net interest margin	4.31	%(1)	4.70	%(1)	4.57%	5.08%	4.37%	4.28%	4.63%
Efficiency ratio	54.81%		52.07%		48.52%	56.11%	55.78%	73.49%	79.13%
Return on average assets	1.07	%(1)	1.22	%(1)	1.30%	1.05%	0.97%	0.64%	0.41%
Return on average equity	8.98	%(1)	10.88	%(1)	12.24%	7.88%	8.34%	5.73%	2.40%
Average equity to average assets	11.96%		11.22%		10.61%	13.37%	11.57%	11.17%	16.94%
Asset Quality Ratios:
Non-performing assets to total loans	0.17%		0.04%		0.02%	0.47%	3.15%	1.77%	0.00%
Net charge-offs to average loans	0.00%		0.23%		0.21%	1.11%	0.77%	0.05%	0.00%
Allowance for losses to total loans	1.36%		1.11%		1.21%	1.14%	1.65%	1.50%	1.73%
Non-performing assets to total assets	0.15%		0.03%		0.01%	0.35%	2.19%	1.13%	0.00%
Balance Sheet Data (period end):
Total assets	$143,407		$144,226		$156,910	$126,847	$100,214	$93,434	$53,850
Loans, net	$122,188		$102,714		$119,933	$93,680	$69,560	$59,649	$29,837
Total deposits	$112,491		$124,335		$124,440	$107,545	$85,413	$79,043	$45,977
Borrowings	$12,599		$3,428		$14,635	$3,543	$818	$1,200	$200
Shareholders’ equity	$17,673		$15,793		$16,876	$14,802	$13,640	$12,627	$7,149
Common shares outstanding	1,153,129		1,151,526		1,152,226	1,131,346	1,117,870	1,110,370	787,910

(1)	Ratios have been annualized.

PACIFIC CONTINENTAL AND NWB FINANCIAL UNAUDITED PRO FORMA COMBINED
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

	At or for the Six Months Ended June 30, 2005				At or for the Year Ended December 31, 2004

	Pacific	NWB		Pro Forma	Pacific	NWB		Pro Forma
	Continental	Financial	Adjustments	Combined	Continental	Financial	Adjustments	Combined

	($ In thousands, except per share data)
Statement of Income Data:
Interest income	$18,105	$4,460	$(174)	$22,391	$29,425	$7,935	$(349)	$37,011
Interest expense	3,880	1,421	288	5,589	4,473	1,673	576	6,722

Net interest income	14,225	3,039	(462)	16,802	24,952	6,262	(925)	30,289
Provision for loan losses	550	210	—	760	500	625	—	1,125

Net interest income after Provision for loan losses	13,675	2,829	(462)	16,042	24,452	5,637	(925)	29,164
Noninterest income	2,063	72	—	2,135	4,463	560	—	5,023
Noninterest expense	8,690	1,705	176	10,571	16,041	3,310	352	19,703

Net income before provision for income taxes	7,048	1,196	(638)	7,606	12,874	2,887	(1,277)	14,484
Provision for income taxes	2,693	415	(243)	2,865	4,925	1,011	(485)	5,451

Net income	$4,355	$781	$(395)	$4,741	$7,949	$1,876	$(792)	$9,033

Per Share Data:
Earnings per share
Basic	$0.50	$0.68		$0.47	$0.93	$1.64		$0.90
Diluted	$0.49	$0.66		$0.45	$0.90	$1.58		$0.87
Book value per share (period end)	$6.07	$15.33		$7.60	$5.71	$14.65		$7.30
Cash dividends	$0.14	$—		$0.14	$0.25	$—		$0.25
Balance Sheet Data (period end):
Total assets	$553,768	$143,407	$11,613	$708,788
Loans, net	$483,045	$122,188	$(796)	$604,437
Core deposit intangible, net	$—	$—	$1,586	$1,586
Goodwill	$276	$—	$21,684	$21,960
Total deposits	$450,892	$112,561	$(1,026)	$562,427
Borrowings	$47,685	$12,599	$—	$60,284
Trust preferred securities	$—	$—	$6,180	$6,180
Shareholders’ equity	$53,133	$17,673	$6,459	$77,265
Common shares outstanding	8,759,573	1,153,129	258,301	10,171,003

SELECTED UNAUDITED COMPARATIVE PER SHARE DATA
      The table below presents the historical earnings, book value and cash dividends per share as of June 30, 2005, and the six months then ended, and as of December 31, 2004, and the year then ended, for Pacific Continental and NWB Financial, together with the pro forma amounts for each after giving effect to the merger. The pro forma equivalent per share data for NWB Financial is calculated by multiplying the pro forma combined per share data for Pacific Continental by the exchange ratio of 2.019. This data should be read in conjunction with the financial statements and other financial and pro forma financial information included elsewhere in or with this document. The pro forma data is not necessarily indicative of future operating results or financial position.
      The table also presents the closing prices per share for Pacific Continental and NWB Financial common stock, respectively, prior to the announcement of the merger, and as of October 25, 2005, the most recent practicable trading date prior to the printing of this document, together with the pro forma equivalent market value of NWB Financial shares after giving effect to the merger. See the discussion under the heading “Comparative Stock Price and Dividend Information” on the next page for important information about the limited trading in stock of Pacific Continental and NWB Financial and the effect that may have on the reliability of the share price data.

	Pacific Continental		NWB Financial

		Pro Forma		Pro Forma
	Historical	Combined	Historical	Equivalent

Diluted earnings per share(1):
Six months ended June 30, 2005	$0.49	$0.45	$0.66	$0.91
Year ended December 31, 2004	$0.90	$0.87	$1.58	$1.76
Book value per share(2) at:
June 30, 2005	$6.07	$7.60	$15.33	$15.34
December 31, 2004	$5.71	$7.30	$14.65	$14.74
Cash dividends per share(3) declared:
Six months ended June 30, 2005	$0.14	$0.14	N/A	N/A
Year ended December 31, 2004	$0.25	$0.25	N/A	N/A
Market value per share at August 16, 2005	$15.86	N/A	$35.45	N/A
Market value per share at October 25, 2005	$15.90	N/A	$30.25	N/A

(1)	The pro forma earnings per share amounts are calculated by dividing total historical and pro forma combined net income by the average pro forma common shares of Pacific Continental and NWB Financial after giving effect to the merger. Pro forma basic and diluted weighted average number of common shares utilized for the calculation were calculated using Pacific Continental’s historical weighted average common shares plus 1,411,430 shares to be issued to NWB Financial shareholders under the terms of the merger.

(2)	Book value per share is calculated by dividing total actual historical and pro forma equity as of the date indicated by the actual historical and pro forma number of shares outstanding as of the same date.

(3)	NWB Financial has never paid a cash dividend. Therefore, the pro forma cash dividends only reflect the Pacific Continental historical amount.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION
      Pacific Continental. Pacific Continental common stock is quoted on the Nasdaq National Market under the symbol “PCBK.” The following table sets forth for the periods indicated:

•	the high and low sale prices and volume information for Pacific Continental common stock as reported on the Nasdaq National Market, and

•	dividends per share on Pacific Continental common stock.
COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

	Pacific Continental Common Stock

			Total Volume	Cash Dividends
	High*	Low*	(# of Shares)	Declared*

2003
First Quarter	$9.60	$8.46	387,712	$0.054
Second Quarter	$9.33	$8.73	293,633	$0.054
Third Quarter	$12.00	$9.12	495,823	$0.054
Fourth Quarter	$12.71	$10.70	361,500	$0.056
2004
First Quarter	$12.48	$11.42	597,913	$0.064
Second Quarter	$12.80	$10.88	265,466	$0.064
Third Quarter	$15.19	$12.26	324,159	$0.064
Fourth Quarter	$16.74	$14.40	264,172	$0.060
2005
First Quarter	$16.25	$15.45	301,966	$0.070
Second Quarter	$16.25	$15.00	302,526	$0.070
Third Quarter	$16.30	$13.75	155,818	$0.070
Fourth Quarter (through October 25, 2005)	$16.20	$15.75	22,731	—

*	Adjusted for stock splits and stock dividends.
      At October 25, 2005, the 8,816,359 outstanding shares of Pacific Continental common stock were held by approximately 517 holders of record.

      NWB Financial. NWB Financial common stock is not quoted on a stock exchange or market. The stock is traded in privately negotiated transactions and periodically in brokered transactions. The table below sets forth the high and low sales prices per share of NWB Financial common stock as reported to NWB Financial, acting as its own transfer agent, for each quarterly period within the two most recently completed fiscal years and to date in 2005. Because only limited data is available and few shares trade, the data may not accurately reflect the actual market value of NWB Financial’s common stock.

	NWB Financial Common Stock

			Total Volume	Cash Dividends
	High	Low	(# of Shares)	Declared

2003
First Quarter	$14.00	$14.00	1,000	N/A
Second Quarter	$14.00	$14.00	500	N/A
Third Quarter	$14.00	$14.00	15,476	N/A
Fourth Quarter	$16.50	$14.00	74,150	N/A
2004
First Quarter	$21.50	$16.50	8,050	N/A
Second Quarter	$24.00	$24.00	4,000	N/A
Third Quarter	$22.00	$22.00	4,200	N/A
Fourth Quarter	$27.00	$25.00	7,000	N/A
2005
First Quarter	$29.00	$27.00	2,378	N/A
Second Quarter	$32.50	$31.00	27,550	N/A
Third Quarter	$35.45	$30.00	96,565	N/A
Fourth Quarter (through October 25, 2005)	$30.25	$29.50	1,700	N/A
      As of October 25, 2005, the 1,161,379 outstanding shares of NWB Financial common stock were held by approximately 348 holders of record.
      NWB Financial has never paid a cash dividend. In the absence of the proposed merger, NWB Financial did not anticipate paying a cash dividend in the foreseeable future. Rather, NWB Financial planned to retain earnings to provide capital to fund its operations.

RISK FACTORS
      In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Forward-Looking Statements,” you should consider the matters described below carefully in determining whether to approve the merger agreement and the transactions contemplated by the merger agreement.

This transaction is Pacific Continental’s first acquisition and its first entry into Washington State and the Seattle market.
      Pacific Continental is not a seasoned acquiror, and all of its growth to date has been generated internally and through de novo branching and expansion. Merger transactions require different analysis and implementation than organic growth, and it is possible that Pacific Continental’s management may not have fully considered all of the relevant considerations for successfully completing this acquisition. In addition, this transaction is Pacific Continental’s initial entry into Washington State and the Seattle banking market. The economy and use of banking services in Seattle vary substantially from those in Pacific Continental’s existing markets in Lane County and Portland, Oregon. Pacific Continental may not be able to realize all the anticipated benefits of the merger if it fails to successfully implement its current banking strategy in the Seattle area.

Because the market price of Pacific Continental common stock may fluctuate, the value of the consideration to be received by you cannot be determined until closing of the transaction.
      Pacific Continental is issuing a fixed number of shares of common stock in the merger, and the market value for such shares may fluctuate. Therefore, you will not be able to determine the value at closing of the shares of Pacific Continental common stock that you will receive upon completion of the meger until the determination period has ended. See “The Merger — Consideration.” We urge you to obtain current market quotations for Pacific Continental common stock.

We may fail to realize the cost savings we estimate for the merger.
      The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of Pacific Continental and NWB Financial. Pacific Continental’s management anticipates that, as a result of the merger, cost savings will be realized by the combined company by eliminating various duplicate outside services such as accounting, legal, and data processing. We may not be able to realize the cost savings in the amount or within the time frame anticipated.

Combining the two companies may be more difficult, costly or time-consuming than we expect.
      It is possible that the integration of NWB Financial and Pacific Continental could result in the loss of key employees, the disruption of ongoing business or inconsistencies in standards, controls, procedures and policies that may adversely affect our ability to maintain relationships with customers and employees.

Failure to complete the merger could cause a decline in NWB Financial’s stock price.
      If the merger is not completed for any reason, the price of NWB Financial’s common stock may decline to the extent that the current market price of its common stock reflects a market assumption that the merger will be completed. As of October 11, 2005, the most recent trade in NWB Financial common stock was at $30.25 per share. Prior to the announcement of the merger, NWB Financial stock last traded at a price of $35.45 per share.

Unanticipated costs relating to the merger could reduce Pacific Continental’s future earnings per share.
      Pacific Continental believes that it has reasonably estimated the likely costs of integrating the operations of NWB Financial into Pacific Continental, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of Pacific Continental after the merger. If the merger is completed and unexpected costs are incurred, the merger could have a significant dilutive effect on Pacific Continental’s earnings per share, meaning earnings per share could be less than if the merger had not been completed.

Pacific Continental’s historical cash dividend rate may not be maintained.
      Pacific Continental has historically maintained strong earnings and capital; therefore, it has been able to pay a regular cash dividend. There can be no assurance that Pacific Continental’s capital levels will be maintained and that it will continue to pay cash dividends, particularly at its historical rate.

Pacific Continental may engage in further expansion through new branch openings or acquisitions, which could adversely affect net income.
      Pacific Continental may engage in further expansion. There are risks associated with expansion and, in particular, expansion through acquisitions. These risks include, among others, incorrectly assessing the asset quality of a particular acquisition, encountering greater than anticipated costs of opening new branches or incorporating acquired businesses, facing resistance from customers or employees, and being unable to profitably deploy assets acquired through expansion or in acquisitions. To the extent Pacific Continental issues capital stock in connection with additional acquisitions, these acquisitions and related stock issuances may have a dilutive effect on earnings per share and share ownership.

Pacific Continental has various anti-takeover measures that could impede a takeover of Pacific Continental.
      Pacific Continental has various anti-takeover measures in place. Any one or more of these measures may impede the takeover of Pacific Continental without the approval of Pacific Continental’s board of directors and may prevent you from taking part in a transaction in which you could realize appreciation in the market price of your stock. See “Comparison of Shareholders’ Rights.”
BACKGROUND OF AND REASONS FOR THE MERGER
Background of the Merger
      Pacific Continental is the holding company for a well-established community bank founded and headquartered in Eugene, Oregon with roots dating back to 1972. In 1999, the present bank holding company was formed. Pacific Continental’s primary markets consist of the Eugene/ Springfield Metropolitan market in Lane County, Oregon, and the Portland Metropolitan market which includes Multnomah, Washington, and Clackamas Counties in the State of Oregon and Clark County in Southwest Washington State.
      NWB Financial was formed in 2000 and is the holding company for Northwest Business Bank, which has an office in Seattle and an office in Bellevue, Washington. Northwest Business Bank was formed in 1998 to provide commercial banking services to the Seattle/ Bellevue area businesses, professionals and consumers. NWB Financial and Northwest Business Bank named Basant Singh, a long-time Seattle banker, to serve as President and Chief Executive Officer in 2000.
      Pacific Continental emphasizes relationship banking within its primary markets and focuses on lending and deposit services and related technology to community-based businesses, professional service groups, and not-for-profit organizations. Pacific Continental Bank’s strategy is to be a niche bank in large metropolitan markets, which was a major reason for entering the Portland Metropolitan Market in 1996. Pacific Continental’s strategic plans for the past three years specifically addressed future expansion into new markets, which included the Seattle Metropolitan market.

      During the normal course of its business, the management and board of directors of NWB Financial has periodically reviewed and assessed the strategic options of NWB Financial. Consistent with its fiduciary obligations to its shareholders, NWB Financial has considered strategic options including strategies to grow and enhance NWB Financial’s business through internal and external means. Those discussions have included analyses of the financial institution merger market on a national and regional basis, the potential value of the NWB Financial franchise based on current merger market fundamentals and the potential market value of the NWB Financial stock assuming the execution of its current business plan under various scenarios. The board of directors and management of NWB Financial also routinely have discussed the increasing level of competition, continuing consolidation, regulatory burden and related costs and other developments in the financial services industry, particularly in the Seattle area. In considering a possible business combination, NWB Financial’s board of directors retained the investment banking firm of Hovde Financial, LLC to assist and advise it in exploring such a transaction.
      On May 3, 2005, as part of the decision of management and the board of directors to pursue an opportunity to partner with a larger institution, Director Chris Evans of NWB Financial approached Hal Brown, CEO and Michael Reynolds, CFO of Pacific Continental at a financial services investor conference and expressed an interest in a merger between NWB Financial and Pacific Continental. On May 4, 2005, during the same conference, Pacific Continental’s CEO and CFO met with Derek Edmonds, Vice Chairman of the board of directors for NWB Financial and Basant Singh, CEO of NWB Financial to discuss a potential acquisition of NWB Financial by Pacific Continental. Discussions between NWB Financial and Pacific Continental included whether Pacific Continental would be interested in expanding its banking presence to include the Seattle metropolitan area. Concurrently, Hovde Financial, as NWB Financial’s investment banking representative, analyzed from a strategic and financial point of view the prospects and characteristics of a merged organization. Based on those discussions, during the first week of June 2005, executives from NWB Financial, including CEO Basant Singh, visited Pacific Continental headquarters in Eugene, Oregon.
      On June 8, 2005, Pacific Continental engaged Sandler O’Neill to represent the company during the negotiation process. On June 16, 2005, the CEO, COO, Chairman of the Board, and Vice Chairman of the Board of Pacific Continental met in Seattle, Washington with the CEO, Chairman, Vice Chairman and CFO of NWB Financial in Seattle, Washington. On June 16, 2005, NWB Financial entered into an engagement with Hovde Financial to represent the company and to issue a fairness opinion with respect to such potential transaction. The parties agreed that a potential acquisition could be accomplished based on this meeting and agreed to conduct further discussions.
      From June 22 to June 30, 2005, Pacific Continental received all requested data from NWB Financial listed on its comprehensive due diligence checklist. Following evaluation and sample selection of assets and reports to be reviewed, on site due diligence dates were set. From July 1st to 3rd, 28 members of Pacific Continental staff conducted a due diligence at the downtown Seattle office of NWB Financial. Based on that due diligence, at its regularly scheduled board meeting on July 21, 2005, Pacific Continental determined to continue to move forward with the acquisition pending further review of financial projections of NWB Financial. During the first week of August 2005, both Pacific Continental and NWB Financial reviewed drafts of a definitive agreement on the acquisition of NWB Financial by Pacific Continental. On August 14, 2005, the board of directors of NWB Financial unanimously approved the definitive agreement after discussing their fiduciary duties to the shareholders of NWB Financial, questions about the plan and agreement of merger, the form of consideration to be received by the shareholders of NWB Financial, the break-up fee, the current stock price of Pacific Continental and its dividend history, and the implications to NWB Financial, its shareholders, employees and customers. Also discussed were the reasons for completing the merger and the implications to NWB Financial if Northwest Business Bank continued without an affiliation with Pacific Continental. The board of directors took into consideration the presentation made by Hovde Financial and its fairness opinion that was presented and approved by the board of directors as written. On August 16, 2005, the board of directors of Pacific Continental unanimously approved the definitive agreement to acquire NWB Financial.

      On August 16, 2005, two days after NWB Financial’s board of directors approved and signed the merger agreement with Pacific Continental, but before the merger agreement was signed by Pacific Continental, NWB Financial received an unsolicited merger proposal from another party at a valuation range and consideration mixture consistent with Pacific Continental’s offer. Hovde Financial analyzed the offer and presented to the board of directors of NWB Financial at a special meeting a comparison of the two offers and information concerning the competing companies; specifically, stock performance, stock liquidity, financial performance, operating performance, and publicly available performance and growth projections for each company. After reviewing Hovde Financial’s analysis and discussing various aspects of a merger with the second party compared to various aspects of a merger with Pacific Continental, the board of directors of NWB Financial unanimously decided to reject the merger proposal from the second party and finalize the plan and agreement of merger with Pacific Continental.
      At the conclusion of the arm’s-length negotiations between representatives of Pacific Continental and NWB Financial, Pacific Continental and NWB Financial entered into the plan and agreement of merger, dated as of August 17, 2005.
Reasons for the Merger — NWB Financial
      The NWB Financial board of directors believes the merger is in the best interests of NWB Financial and the NWB Financial shareholders. The NWB Financial board of directors unanimously recommends that NWB Financial shareholders vote for the approval of the merger agreement and the consummation of the transaction contemplated by that merger agreement.
      In reaching its determination to approve the merger agreement, the NWB Financial board of directors consulted with NWB Financial’s management and its financial and legal advisors, and considered a number of factors. The following is a description of each of the material factors that the NWB Financial board of directors believes favor the merger:

•	Terms of the Merger. The terms of the merger, including the consideration being paid and various other documents related to the merger and the structure of the merger.

•	Fairness Opinion. The opinion of Hovde Financial, discussed below under the subheading “Opinion of Financial Advisor to NWB Financial,” stating that, based upon and subject to, the assumptions made, matters considered and qualifications and limitations stated in the opinion, as of August 14, 2005, the merger consideration was fair to NWB Financial shareholders from a financial point of view.

•	Liquidity. The expectation that Pacific Continental common stock will provide greater liquidity for NWB Financial shareholders.

•	Dividends. The fact that Pacific Continental’s common stock pays dividends and that NWB Financial has never paid a dividend.

•	Products & Services. The fact that NWB Financial’s customers would be afforded new products and services not previously available. For instance, larger credit relationships, international banking services, and enhanced cash management services will be available.

•	Corporate Values. The understanding that Pacific Continental and NWB Financial share a common vision of the importance of customer service and local decision making and that management and employees of Northwest Business Bank and Pacific Continental possess complementary skills and expertise.

•	Competitive Issues. The fact that competition in the Northwest Business Bank market has increased in the past few years and is expected to increase in the future as other larger banks enter the market.

•	Future Prospects. The NWB Financial board of directors believes that future earnings prospects will be stronger on a combined basis. In addition, affiliations with Pacific Continental will offer expansion opportunities not currently available.

•	Other Strategies. The alternatives to the merger, and the timing and likelihood of success in trying to achieve such alternatives.

•	Employee Matters. The expectation that the merger will generally expand the career opportunities and employee benefits available to many Northwest Business Bank employees.

•	Reorganization. The expectation that the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code.

•	Risks of Remaining Independent. The NWB Financial board of directors considered the risks and costs associated with remaining an independent bank.

•	Approvals. The likelihood of receiving required regulatory approvals in a timely fashion and the likelihood that the merger would be completed.
      In the course of its deliberations regarding the merger, the NWB Financial board of directors also considered the following information, which the board of directors determined did not outweigh the benefits to NWB Financial and its shareholders expected to be generated by the merger:

•	Amount of Consideration Unknown until Closing. Because the market price of Pacific Continental common stock will fluctuate, and because the merger consideration consists of 1,411,430 shares of Pacific Continental common stock, NWB Financial shareholders cannot be sure of the exact dollar value of the consideration they will receive for their shares of NWB Financial common stock.

•	Business Interruption. The possible disruption to Northwest Business Bank business that may result from the announcement of the merger and the resulting distraction of its management’s attention from the day-to-day operations of Northwest Business Bank’s business.

•	Integration Issues. The difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the merger may not be fully realized.

•	Operational Restrictions. The restrictions contained in the plan and agreement of merger on the operation of NWB Financial’s business during the period between the signing of the plan and agreement of merger and completion of the merger.

•	Termination, No-Approval and Break-Up Fees. Under certain circumstances, Pacific Continental may terminate the plan and agreement of merger and require NWB Financial to pay a termination fee of either $500,000 or $1,000,000, depending on the circumstances of the termination. In certain circumstances, NWB Financial may terminate the plan and agreement of merger and require Pacific Continental to pay a termination fee of $500,000. In certain instances in which the plan and agreement of merger is terminated following the receipt of a superior proposal prior to the consummation of the merger and such a superior proposal is accepted, NWB Financial may be required to pay a break-up fee of $1,500,000.

•	Risk of Termination. The possibility that the merger might not be completed and the effect of the resulting public announcement of the termination of the plan and agreement of merger on, among other things, the market price of NWB Financial common stock and NWB Financial operating results, particularly in light of the costs incurred in connection with the transaction.
      The foregoing discussion of the information considered by the NWB Financial board of directors is not intended to be exhaustive but includes all of the material factors considered by the board of directors. In reaching its determination to approve and recommend the merger, the NWB Financial board of directors did not assign any relative or specific weights to the factors considered in reaching that determination and individual directors may have given differing weights to different factors.

      After carefully evaluating the above factors and the opinion of Hovde Financial discussed below, NWB Financial’s board of directors has determined that the merger is fair to and in the best interests of NWB Financial and its shareholders. NWB Financial’s board of directors unanimously recommends that NWB Financial shareholders vote FOR approval of the plan and agreement of merger.
Opinion of Financial Advisor to NWB Financial
      Hovde Financial LLC has delivered to the board of directors of NWB Financial its opinion that, based upon and subject to the various considerations set forth in its written opinion dated August 14, 2005, the total transaction consideration to be paid to the shareholders of NWB Financial is fair from a financial point of view as of such date. In requesting Hovde Financial’s advice and opinion, no limitations were imposed by NWB Financial upon Hovde Financial with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde Financial, dated August 14, 2005, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix C to this document. NWB Financial shareholders should read this opinion in its entirety.
      Hovde Financial is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde Financial has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. NWB Financial’s board of directors selected Hovde Financial to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.
      Hovde Financial is entitled to a fee of $25,000 from NWB Financial for performing a financial analysis of the merger and rendering a written opinion to the board of directors of NWB Financial as to the fairness, from a financial point of view, of the merger to NWB Financial’s shareholders. Hovde Financial was entitled to such fee after Hovde Financial’s presentation of its fairness opinion and analysis to the board of directors of NWB Financial.
      Hovde Financial’s opinion is directed only to the fairness, from a financial point of view, of the total transaction consideration, and, as such, does not constitute a recommendation to any NWB Financial shareholder as to how the shareholder should vote at the NWB Financial shareholder meeting. The summary of the opinion of Hovde Financial set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion.
      The following is a summary of the analyses performed by Hovde Financial in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to the NWB Financial board by Hovde Financial. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde Financial in rendering its opinion or the presentation delivered by Hovde Financial to the NWB Financial board, but it does summarize all of the material analyses performed and presented by Hovde Financial.
      The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde Financial did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hovde Financial may have given various analyses more or less weight than other analyses. Accordingly, Hovde Financial believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the NWB Financial board and its fairness opinion.
      In performing its analyses, Hovde Financial made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of NWB Financial and Pacific Continental. The analyses performed by Hovde Financial are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde Financial’s analysis of the fairness of the transaction consideration, from a financial point of view, to NWB Financial shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde Financial’s opinion does not address the relative merits of the merger as compared to any other business combination in which NWB Financial might engage. In addition, as described above, Hovde Financial’s opinion to the NWB Financial board was one of many factors taken into consideration by the NWB Financial board in making its determination to approve the merger agreement.
      During the course of its engagement, and as a basis for arriving at its opinion, Hovde Financial reviewed and analyzed material bearing upon the financial and operating conditions of NWB Financial and Pacific Continental and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available information concerning NWB Financial and Pacific Continental;

•	the nature and terms of recent merger transactions; and

•	financial and other information provided to Hovde Financial by the management of NWB Financial and Pacific Continental.
      Hovde Financial conducted meetings and had discussions with members of senior management of NWB Financial for purposes of reviewing the future prospects of NWB Financial. Hovde Financial also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.
      In rendering its opinion, Hovde Financial assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde Financial also assumed that the financial forecasts furnished to or discussed with Hovde Financial by NWB Financial were reasonably prepared and reflected the best currently available estimates and judgments of senior management of NWB Financial as to the future financial performance of NWB Financial. Hovde Financial has not made any independent evaluation or appraisal of any properties, assets or liabilities of NWB Financial. Hovde Financial assumed and relied upon the accuracy and completeness of the publicly available and other non-public financial information provided to it by NWB Financial and Pacific Continental, relied upon the representations and warranties of NWB Financial and Pacific Continental made pursuant to the merger agreement, and did not independently attempt to verify any of such information.
      Analysis of Selected Mergers. As part of its analysis, Hovde Financial reviewed three groups of comparable merger transactions. The first peer group included transactions, which have occurred since January 1, 2005, that involved banks in the United States that had total assets between $100 million and

$200 million (the “United States Merger Group”). This United States Merger Group consisted of the following 22 transactions:

Buyer	Seller

UCBH Holdings Inc. (CA)	Asian American B&TC (MA)
Glacier Bancorp Inc. (MT)	Thompson Falls Holding Company (MT)
Farmers Capital Bank Corp. (KY)	Citizens Bancorp Inc. (KY)
Union Bankshares Inc. (AR)	First Paris Holding Co. (AR)
Centennial Bank Holdings Inc. (CO)	Foothills Bank (CO)
South Georgia Bank Hldg Co (GA)	Community National Bancorp. (GA)
First Community Bancorp (CA)	Pacific Liberty Bank (CA)
Millennium Bankshares Corp. (VA)	Albermarle First Bank (VA)
Citizens South Banking Corp. (NC)	Trinity Bank (NC)
UCBH Holdings Inc. (CA)	Pacifica Bancorp Inc. (WA)
Community Bancorp Inc. (NV)	Bank of Commerce (NV)
First Security Group Inc. (TN)	Jackson Bank & Trust (TN)
Firstbank Corp. (MI)	Keystone Financial Corporation (MI)
FNB Corp. (NC)	United Financial Inc. (NC)
Community Bancorp Inc. (CA)	Rancho Bernardo Community Bk (CA)
Venture Financial Group (WA)	Washington Commercial Bancorp (WA)
First Horizon National Corp. (TN)	West Metro Financial Services (GA)
Community Trust Bancorp Inc. (KY)	Heritage Community Bank (KY)
Exchange National Bancshares (MO)	Bank 10 (MO)
Horizon Bancorp (IN)	Alliance Financial Corporation (MI)
First California Bank (CA)	South Coast Bancorp Inc. (CA)
Security Bank Corp. (GA)	SouthBank (GA)
      Hovde Financial also reviewed comparable mergers involving banks in the Western United States that had total assets between $100 million and $200 million and which have occurred since January 1, 2004 (the “Western Merger Group”). This Western Merger Group consisted of the following 15 transactions:

Buyer	Seller

Glacier Bancorp Inc. (MT)	Thompson Falls Holding Company (MT)
First Community Bancorp (CA)	Pacific Liberty Bank (CA)
UCBH Holdings Inc. (CA)	Pacifica Bancorp Inc. (WA)
Community Bancorp Inc. (CA)	Rancho Bernardo Community Bk (CA)
Venture Financial Group (WA)	Washington Commercial Bancorp (WA)
First California Bank (CA)	South Coast Bancorp Inc. (CA)
Glacier Bancorp Inc. (MT)	Citizens Bank Holding Company (ID)
Riverview Bancorp Inc. (WA)	American Pacific Bank (OR)
CVB Financial Corp. (CA)	Granite State Bank (CA)
Premier Valley Bank (CA)	Yosemite Bank (CA)
American River Bankshares (CA)	Bank of Amador (CA)
Community Bancorp Inc. (CA)	Cuyamaca Bank NA (CA)
Columbia Banking System Inc. (WA)	Bank of Astoria (OR)
North Valley Bancorp (CA)	Yolo Community Bank (CA)
Cascade Financial Corp. (WA)	Issaquah Bancshares Inc. (WA)

      In addition, Hovde Financial also reviewed comparable mergers involving banks headquartered in the Pacific Northwest announced since January 1, 2000 that had total assets less than $500 million (the “Pacific Northwest Merger Group”). This Pacific Northwest Merger Group consisted of the following 17 transactions:

Buyer	Seller

UCBH Holdings Inc. (CA)	Pacifica Bancorp Inc. (WA)
Venture Financial Group (WA)	Washington Commercial Bancorp (WA)
Riverview Bancorp Inc. (WA)	American Pacific Bank (OR)
Columbia Banking System Inc. (WA)	Bank of Astoria (OR)
Cascade Financial Corp. (WA)	Issaquah Bancshares Inc. (WA)
Pacific Financial Corp. (WA)	BNW Bancorp Inc. (WA)
Cascade Bancorp (OR)	Community Bank of Grants Pass (OR)
Riverview Bancorp Inc. (WA)	Today’s Bancorp Inc. (WA)
First Community Financial (WA)	Harbor Bank N.A. (WA)
Pacific Northwest Bancorp (WA)	Bank of the Northwest (OR)
AmericanWest Bancorporation (WA)	Latah Bancorporation, Inc. (WA)
Banner Corp. (WA)	Oregon Business Bank (OR)
Umpqua Holdings Corp. (OR)	Linn-Benton Bank (OR)
Umpqua Holdings Corp. (OR)	Independent Financial Network (OR)
Frontier Financial Corp. (WA)	Interbancorp Inc. (WA)
Cowlitz Bancorp. (WA)	Northern Bank of Commerce (OR)
Frontier Financial Corp. (WA)	Liberty Bay Financial Corp. (WA)
      Hovde Financial calculated the medians and averages of the following relevant transaction ratios in the United States Merger Group, the Western Merger Group and the Pacific Northwest Merger Group: the multiple of the offer value to the acquired company’s earnings for the twelve months preceding the announcement date of the transaction; and the tangible book value premium to core deposits; the multiple of the offer value to the acquired company’s tangible book value. Hovde Financial compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $39.4 million ($22.6 million in consideration in the form of Pacific Continental’s stock, $14.5 million in cash for NWB Financial common stock, and $2.3 million in cash related to the cash-out of NWB Financial options), or $32.06 per NWB Financial common share, based on Pacific Continental’s trading price of $15.44 as of the 20-day average ended July 20, 2005. In calculating the multiples for the merger, Hovde Financial used NWB Financial’s earnings for the 12 months ended June 30, 2005, and NWB Financial’s tangible book value, total assets, and core deposits as of June 30, 2005. The results of this analysis are as follows:

	Offer Value to

	12 months	Ratio of Tangible
	Preceding	Book Value	Tangible
	Earnings	Premium to Core	Book Value
	(x)	Deposits (%)	(x)

NWB Financial Corporation	21.7	34.5	2.2
United States Merger Group median	19.6	18.6	2.4
United States Merger Group average	22.0	19.5	2.2
Western Merger Group median	19.4	20.4	2.4
Western Merger Group average	20.2	21.3	2.4
Pacific Northwest Merger Group median	19.5	17.2	2.2
Pacific Northwest Merger Group average	21.2	18.5	2.3

      Discounted Cash Flow Analysis. Hovde Financial estimated the present value of all shares of NWB common stock by estimating the value of NWB Financial’s estimated future earnings stream beginning in 2005. Reflecting NWB Financial’s internal projections and Hovde Financial estimates, Hovde Financial assumed net income in 2005, 2006, 2007, 2008, and 2009 of $2.0 million, $2.3 million, $2.5 million, $2.8 million, and $3.2 million, respectively. The present value of these earnings was calculated based on a range of discount rates between 13.0% and 16.0%. In order to derive the terminal value of NWB Financial’s earnings stream beyond 2009, Hovde Financial assumed a terminal value based on a multiple of between 14.0x and 18.0x applied to free cash flows in 2009. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of NWB Financial’s common stock. This analysis and its underlying assumptions yielded a range of value for all the shares of NWB Financial’s stock of approximately $24.3 million (at a 13.0% discount rate and a 14.0x terminal multiple) to $27.4 million (at a 16.0% discount rate and a 18.0x terminal multiple) with a midpoint of $26.0 million (using a 14.5% discount rate and a 16.0x terminal multiple), compared to total merger consideration for this transaction of approximately $39.4 million.
      Contribution Analysis. Hovde Financial prepared a contribution analysis showing percentages of total assets, total net loans, total deposits, total common equity, and total tangible equity at June 30, 2005 for NWB Financial and for Pacific Continental, and actual 12 months preceding earnings that would be contributed to the combined company on a pro-forma basis by NWB and Pacific Continental. The offer analysis indicated that holders of NWB Financial common stock would own approximately 13.58% of the pro forma common shares outstanding of Pacific Continental, while contributing a median of 20.38% of the financial components listed above. This pro forma ownership is based on the total consideration being paid to NWB Financial consisting of approximately 60.0% of Pacific Continental common stock and approximately 40.0% in cash, therefore if total consideration being paid to NWB Financial consisted of 100% stock, the resulting value of 20.75% compares more favorably to the median contribution value of 20.38%.

NWB Financial
Contribution To
Pacific Continental

Total assets	20.57%
Total net loans	20.19%
Total deposits	19.97%
Total equity	24.96%
Total tangible equity	25.06%
Net income — LTM	17.36%
Median NWB Financial Contribution Percentage	20.38%
Actual NWB Financial Pro Forma Ownership	13.58%
NWB Financial Pro Forma Ownership adjusted for cash component	20.75%
      Financial Implications to NWB Financial shareholders. Hovde Financial prepared an analysis of the financial implications of Pacific Continental’s offer to a holder of NWB Financial common stock. This analysis indicated that on a pro forma equivalent basis, assuming the exchange ratio of 2.040 for the stock consideration portion of the total consideration and excluding any potential revenue enhancement opportunities, a stockholder of NWB Financial would achieve approximately 24.7% accretion in cash earnings per share, approximately 23.6% accretion in GAAP earnings per share, a decrease in book value per share of approximately 7.8%, and a decrease in tangible book value per share of approximately 34.7% as a result of the consummation of the merger. The table below summarizes the results discussed above:

	Per Share:

	2005E	2005E		Tangible
	Cash Earnings	GAAP Earnings	Book Value	Book Value

NWB standalone	$1.75	$1.75	$15.76	$15.76
Pro Forma*	$2.18	$2.16	$14.53	$10.29
% Accretion — Dilution	24.7%	23.6%	-7.8%	-34.7%

*Based on an exchange ratio of 2.040 and stock consideration of approximately 60.0% of the total consideration.
      Comparable Company Analysis. Using publicly available information, Hovde Financial compared the financial performance and stock market valuation of Pacific Continental with the following publicly traded Pacific Northwest banking institutions with assets as of June 30, 2005:

Company Name (Ticker)	Assets

($mm)
AmericanWest Bancorporation (AWBC)	1,107,659
Banner Corporation (BANR)	3,138,457
Cascade Bancorp (CACB)	1,161,228
Cascade Financial Corporation (CASB)	1,158,819
CityBank (CTBK)	754,708
Columbia Bancorp (CBBO)	778,938
Columbia Banking System (COLB)	2,326,564
Frontier Financial Corporation (FTBK)	2,506,222
Heritage Financial Corporation (HFWA)	722,009
PremierWest Bancorp (PRWT)	878,465
Umpqua Holdings Corporation (UMPQ)	5,038,615
Washington Banking Company (WBCO)	705,593
West Coast Bancorp (WCBO)	1,847,327
      Indications of such financial performance and stock market valuation included profitability measures, earnings composition, operating and performance metrics, loan portfolio compositions, deposit compositions, yield and cost analysis, capital adequacy, asset quality, and reserve adequacy, all based on financial information as of June 30, 2005 and, where relevant, closing stock market information as of August 12, 2005. Selected market information for Pacific Continental and the group of comparable companies that was analyzed is provided below.

		Price/	Price/	Price/	Div.	Mkt.	Inside
	Stock	TBV	Book	LTM	Yield	Cap	Ownership
	Price	(%)	(%)	EPS (x)	(%)	($m)	(%)

Pacific Continental	$16.00	265.2	263.8	16.5	1.750	140.3	12.75
Comparable Company Average	$23.25	268.7	227.8	17.3	1.603	367.2	11.41

			Tangible	Net		NPAs/
			Equity	Interest	Efficiency	Average	Reserves/
	ROAE	ROAA	Ratio	Margin	Ratio	Assets	NPAs
	(%)	(%)	(%)	(%)	(%)	(%)	(%)

Pacific Continental	17.33	1.67	9.55	5.73	53.31	0.16	620.74
Comparable Company Average	14.37	1.52	8.97	5.05	58.10	0.38	341.60
      Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde Financial determined that the transaction consideration was fair from a financial point of view to NWB Financial shareholders.

NWB FINANCIAL SPECIAL MEETING
When and Where
      The special meeting of NWB Financial shareholders will be held on November 29, 2005, at 10:30 a.m., local time, at the Administrative office of Northwest Business Bank, located at Metropolitan Park West Tower, 1100 Olive Way, Suite 1030, Seattle, Washington. This proxy statement/ prospectus is being sent to holders of NWB Financial common stock and is accompanied by a form of proxy that is being solicited by the NWB Financial board for use at the special meeting and at any adjournment or postponement of such meeting.
Purposes
      The purposes of the special meeting are:
      (i)  to consider and vote upon a proposal to approve the plan and agreement of merger described in this proxy statement/ prospectus; and
      (ii) if necessary, to consider and vote upon a proposal to adjourn the meeting to another time and/or place for the purpose of soliciting additional proxies.
Who May Vote
      The NWB Financial board of directors has fixed the close of business on October 19, 2005, as the record date for determining shareholders entitled to notice of and to vote at the special meeting. Only holders of record on the record date will be entitled to vote at the special meeting. Each share of NWB Financial common stock will be entitled to one vote. At the record date, there were 1,161,379 shares of NWB Financial common stock outstanding and entitled to be voted at the special meeting held by approximately 348 holders of record.
Votes Required
      Approval of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of NWB Financial common stock. If a proposal is made to adjourn the meeting, such proposal will be approved if it receives the affirmative vote of a majority of the votes cast on the proposal. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum of NWB Financial shareholders at the special meeting. Valid proxies that are marked “Abstain,” including proxies submitted by brokers and other nominees with respect to shares held in street name (so-called “broker non-votes”), will be considered present for purposes of determining whether a quorum exists. Abstentions and broker non-votes will have the same effect as votes cast against approval of the merger agreement and will have no effect on any proposal to adjourn the meeting.
Voting by Proxy
      Holders of NWB Financial common stock may vote either in person or by properly executed proxy. Shares of NWB Financial common stock represented by a properly executed proxy received prior to or at the special meeting will, unless revoked, be voted in accordance with the instructions indicated on such proxy. If no instructions are indicated on a properly executed proxy, the shares covered thereby will be voted FOR the proposal to approve the merger agreement and any proposal to adjourn the meeting.
      Any proxy given by a shareholder may be revoked before its exercise by:

•	written notice to the Secretary of NWB Financial;

•	execution and delivery of a later-dated proxy; or

•	appearing and voting at the special meeting in person.
      Attendance at the special meeting will not, in and of itself, revoke a previously granted proxy.

Solicitation of Proxies
      The enclosed proxy for NWB Financial shareholders is being solicited on behalf of the NWB Financial board of directors. The expense of soliciting proxies for the special meeting will be borne by NWB Financial. The costs and expenses of printing and mailing the proxy statement/ prospectus will be borne equally by the parties. All other costs and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement are to be paid by the party incurring such expenses.
      Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of NWB Financial in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will receive no compensation for their assistance other than their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers and others who hold NWB Financial common stock on behalf of another will be asked to forward proxy material and related documents to the beneficial owners of such stock, and NWB will reimburse them for their expenses in doing so.
Shares Owned by Directors, Executive Officers and Principal Shareholders
      As of the record date, the directors, executive officers and principal shareholders of NWB Financial beneficially owned an aggregate of 539,871 NWB Financial shares, of which 489,871 are entitled to be voted at the special meeting. These shares constitute approximately 39.6% of the total shares outstanding and entitled to vote. All of the directors, executive officers and principal shareholders of NWB Financial have entered into an agreement with NWB Financial and Pacific Continental pursuant to which each individual has agreed to vote his or her shares for approval of the merger agreement.

THE MERGER
      The descriptions in this proxy statement/prospectus of the terms and conditions of the merger and related transactions are qualified in their entirety by reference to the plan and agreement of merger, a copy of which is attached as Appendix A to this proxy statement/ prospectus and is incorporated herein by reference. We encourage you to review the merger agreement carefully.
Transaction
      The boards of directors of Pacific Continental and NWB Financial have approved the plan and agreement of merger providing for the merger of NWB Financial with and into Pacific Continental followed immediately thereafter by the merger of Northwest Business Bank, NWB Financial’s banking subsidiary, into Pacific Continental Bank, Pacific Continental’s banking subsidiary. While Pacific Continental and NWB believe that they will receive the necessary regulatory approvals for the merger and that other conditions to the merger will be satisfied, there can be no assurance that such approvals will be received and conditions met. See “— Conditions to the Completion of the Merger” and “— Regulatory Approvals Required” below.
Conversion of Stock
      In the merger, each share of NWB Financial common stock (other than shares as to which dissenters’ rights have been properly asserted) will be converted into the right to receive shares of Pacific Continental common stock, cash, or a combination of cash and Pacific Continental common stock, as described below. Outstanding shares of Pacific Continental common stock will remain outstanding and will not be affected by the merger. Each share of NWB Financial common stock as to which a dissenting shareholder has properly perfected dissenters’ rights of appraisal under Washington law will be treated in accordance with the provisions of the Washington Business Corporation Act.
      Because the total number of shares to be issued in the merger is fixed, the value of the shares of Pacific Continental common stock that holders of NWB Financial stock will receive in the merger may increase or decrease, depending on the average price of Pacific Continental common stock prior to closing. Due to the fact that Pacific Continental common stock is publicly traded, the actual value of the stock between the date of this proxy statement/ prospectus and closing may vary. As discussed below, NWB Financial may terminate the merger agreement in the event Pacific Continental’s stock price drops below a certain price.
Effect
      Upon completion of the mergers, the separate existence of NWB Financial and Northwest Business Bank will cease. Pacific Continental will operate the branches of Northwest Business Bank as branches of Pacific Continental Bank.
      The articles of incorporation and bylaws of Pacific Continental Corporation and Pacific Continental Bank will continue in effect after completion of the mergers and will not be affected by the mergers.
Merger Consideration
      The merger agreement provides that as of the effective date of the merger, each share of NWB Financial common stock issued and outstanding immediately prior to the effective date will be converted into either Pacific Continental common stock or cash, in each case as described below. Pacific Continental will issue a total of 1,411,430 shares of its common stock and pay $14,528,318 in cash (subject to certain adjustments described below) in the merger to NWB Financial shareholders.
      The $14,528,318 cash consideration will be adjusted upwards, on a dollar-for-dollar basis, if Pacific Continental elects to make up the difference for a shortfall in its average closing price that would otherwise entitle NWB Financial to terminate the merger. See “— Amendment or Termination of Merger Agreement.” The $14,528,318 cash consideration will also be adjusted downwards, on a dollar-for-dollar basis (up to $100,000) if NWB Financial’s tangible equity capital (as defined in the merger agreement) is below specified levels at closing. See “— Amendment or Termination of Merger Agreement.”
      Subject to the allocation procedures described below, a NWB Financial shareholder will have the right to elect to convert such shareholder’s NWB Financial common stock into cash, shares of Pacific Continental common stock, or a combination of cash and Pacific Continental common stock based on the total mix of cash and stock to be issued by Pacific Continental in the merger. See “— Election Options.” In our discussion, we refer to the number of shares of Pacific Continental common stock to be received for each share of NWB Financial common stock being converted into Pacific Continental stock as the “per share stock consideration” (also sometimes referred to as the “exchange ratio”), and we refer to the amount of cash to be received for each share of NWB Financial common stock being converted into cash as the “per share cash consideration.”
      The actual per share stock consideration and per share cash consideration to be paid to each NWB Financial shareholder cannot be determined until the fifth business day immediately prior to the effective date of the merger (the “determination date”). We intend to announce these amounts promptly after the determination date. The amounts will also be made available on Pacific Continental’s website at www.therightbank.com and on NWB Financial’s website at www.nwbb.com.
      The value of the per share cash consideration and the value of the per share stock consideration (known as the “transaction value”) as of the determination date will in each case be equal to the amount obtained by dividing the “transaction value” by the number of shares of NWB Financial common stock outstanding on August 17, 2005 (1,157,629 shares). In our discussion we refer to this value as the “per share value.”

•	The “transaction value” is the dollar amount, subject to the potential adjustments described above, of the sum of:

(1)	$14,528,318 (which is the aggregate amount of cash Pacific Continental will pay pursuant to the merger), and

(2)	the product of: (i) 1,411,430 (which is the aggregate number of shares of Pacific Continental common stock that Pacific Continental will issue pursuant to the merger) and (ii) the “average closing price.”

•	The “average closing price” is the average of the closing sale prices of Pacific Continental common stock as reported on Nasdaq during the 20 consecutive trading days prior to the determination date. We refer to this 20 trading day period as the “valuation period.”
      The formula described above is intended to substantially equalize the value of the consideration to be received for each share of NWB Financial common stock in the merger as measured during the valuation period, regardless of whether a NWB Financial shareholder elects to receive all Pacific Continental common stock, all cash, or a combination of the two. This equalization mechanism was deemed to be desirable because, while the aggregate number of shares of Pacific Continental common stock and the amount of cash to be received by NWB Financial shareholders are fixed, the value of the Pacific Continental common stock will fluctuate. In order to best ensure that the value of the consideration for each share of NWB Financial common stock is as equal as possible upon receipt by NWB Financial shareholders, regardless of the form of the consideration, the equalization mechanism is to be applied based on the average closing price.
      For example, if the average closing price of Pacific Continental common stock for the applicable 20 trading day period is $16.00, a NWB Financial shareholder receiving only stock would receive 2.0038 shares of Pacific Continental common stock per share of NWB Financial common stock having a value, based upon such average closing price, of approximately $32.06 per share, and a NWB Financial shareholder receiving only cash would receive $32.06 in cash per share of NWB Financial common stock, subject in each case to the allocation procedures described under the heading “The Merger — Allocation.”

Based on that average closing price, approximately 39% of the outstanding shares of NWB Financial would be exchanged for cash, and approximately 61% would be exchanged for Pacific common stock.
      If the price of Pacific Continental common stock increases, then the aggregate number of shares of NWB Financial common stock being exchanged for cash would increase and the number of shares being exchanged for Pacific Continental common stock would decrease. For example, if the average closing price during the valuation period is $17.60 (approximately 10% higher than $16.00), then approximately 63% of the outstanding shares of NWB Financial common stock would be exchanged for Pacific Continental common stock, and approximately 37% would be exchanged for cash. Based upon the average closing price of $17.60, a NWB Financial shareholder receiving Pacific Continental common stock would receive approximately 1.9324 shares of Pacific common stock per share of NWB Financial common stock having a value, based upon such average closing price, of approximately $34.01 per share, and a NWB Financial shareholder receiving cash would receive approximately $34.01 in cash per share of NWB Financial common stock, subject in each case to the allocation procedures described below.
      The following table sets forth, based on various average closing prices of Pacific Continental common stock, the transaction value, the per share cash consideration and the per share stock consideration, as well as the value of such stock consideration based on the assumed average closing prices. The table also shows the percentages of outstanding shares of NWB Financial common stock that would be converted into Pacific Continental common stock and cash based on such average closing prices.
EXAMPLES OF MERGER CONSIDERATION

Average
Pacific	Aggregate	Per Share Stock			% of	% of
Closing Price	Transaction Value	Consideration	Value of Per	Value of Per	Transaction	Transaction
During Valuation	for NWB Financial	(shares of Pacific	Share Stock	Share Cash	Value Paid	Value Paid
Period	Common Stock	common stock)	Consideration	Consideration	in Stock	in Cash

$18.00	$39,934,058	1.9167	$34.50	$34.50	63.6%	36.4%
$17.75	$39,581,201	1.9262	$34.19	$34.19	63.3%	36.7%
$17.50	$39,228,343	1.9366	$33.89	$33.89	63.0%	37.0%
$17.25	$38,875,486	1.9467	$33.58	$33.58	62.6%	37.4%
$17.00	$38,522,628	1.9576	$33.28	$33.28	62.3%	37.7%
$16.75	$38,169,771	1.9684	$32.97	$32.97	61.9%	38.1%
$16.50	$37,816,913	1.9800	$32.67	$32.67	61.6%	38.4%
$16.25	$37,464,056	1.9914	$32.36	$32.36	61.2%	38.8%
$16.00	$37,111,198	2.0038	$32.06	$32.06	60.9%	39.1%
$15.86	$36,913,598	2.0107	$31.89	$31.89	60.6%	39.4%
$15.75	$36,758,341	2.0159	$31.75	$31.75	60.5%	39.5%
$15.50	$36,405,483	2.0290	$31.45	$31.45	60.1%	39.9%
$15.25	$36,052,626	2.0420	$31.14	$31.14	59.7%	40.3%
$15.00	$35,699,768	2.0560	$30.84	$30.84	59.3%	40.7%
$14.75	$35,346,911	2.0698	$30.53	$30.53	58.9%	41.1%
$14.50	$34,994,053	2.0848	$30.23	$30.23	58.5%	41.5%
$14.25	$34,641,196	2.0996	$29.92	$29.92	58.1%	41.9%
$14.00	$34,288,338	2.1157	$29.62	$29.62	57.6%	42.4%
$13.75	$33,935,481	2.1316	$29.31	$29.31	57.2%	42.8%
$13.50	$33,582,623	2.1489	$29.01	$29.01	56.7%	43.3%
$13.25	$33,229,766	2.1668	$28.71	$28.71	56.3%	43.7%
$13.12	$33,046,280	2.1761	$28.55	$28.55	56.0%	44.0%
$13.00	$32,876,908	2.1846	$28.40	$28.40	55.8%	44.2%

      Based on the $15.86 closing price of Pacific Continental common stock on August 16, 2005, the trading day prior to the announcement of the proposed merger, the merger had a value on that date of approximately $31.89 per NWB Financial share. Based on the $15.90 closing price of Pacific common stock on October 25, 2005, the merger had a value of approximately $31.94 per NWB Financial share.
      No assurance can be given that the current fair market value of Pacific Continental common stock on any given date will be equivalent to the fair market value of Pacific Continental common stock on the date that stock is received by a NWB Financial shareholder. The fair market value of Pacific Continental common stock on the date received by a NWB Financial shareholder may be greater or less than the current fair market value of Pacific Continental common stock due to numerous market factors, and such value likely will not be the same as the cash paid per share.
      NWB Financial may terminate the merger agreement if, prior to the effective date of the merger, (i) the average closing price of Pacific common stock during the valuation period is less than $13.12 and (ii) Pacific’s stock price has underperformed an index group of banks specified in the merger agreement by more than 15% since July 20, 2005, unless Pacific elects to increase the cash paid in the merger. See “— Termination of the Merger Agreement.”
      If, between the date of the merger agreement and the effective date of the merger, the shares of Pacific Continental common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.
      No fractional shares of Pacific Continental common stock will be issued to any holder of NWB Financial common stock in the merger. For each fractional share that would otherwise be issued, Pacific Continental will pay cash in an amount equal to the fraction multiplied by the average closing price of Pacific Continental common stock during the valuation period. No interest will be paid or accrued on cash payable in lieu of fractional shares of Pacific Continental common stock.
      The terms of the merger were determined by NWB Financial and Pacific Continental on the basis of arms’-length negotiations.
Election Options
      Subject to the allocation mechanism described in the next section, each NWB Financial shareholder will have the right to elect to receive with respect to such shareholder’s shares of NWB Financial common stock:

•	all cash (referred to as the “all cash election”);

•	all Pacific Continental common stock (referred to as the “all stock election”); or

•	a mix of cash and Pacific Continental common stock based on the total mix of cash and stock to be paid or issued in the merger (with the percentage of stock estimated to be approximately 60%) (referred to as the “mixed election”).
      All Cash Election. Shareholders who elect the all cash election will receive the per share cash consideration in respect of all their shares of NWB Financial common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much cash.
      All Stock Election. Shareholders who elect the all stock election will receive the per share stock consideration in respect of all their shares of NWB Financial common stock, subject to the allocation mechanism described below in the event shareholders elect to receive too much stock.
      Mixed Election. A shareholder who elects a mixed election will receive a mixture of Pacific Continental common stock and cash. Each NWB Financial shareholder may elect to receive any desired percentages of cash and stock consideration, so long as the total percentage equals 100%. The amount that each NWB Financial shareholder will ultimately receive will depend on the results of the NWB Financial shareholder election, which will be adjusted according to the allocation mechanism described below to retain a total consideration mix of approximately 60% stock and 40% cash.
      Proposed Dissenting Shares. To the extent a NWB Financial shareholder provides notice of dissent to NWB Financial before the special shareholders’ meeting and does not vote in favor of the merger in accordance with applicable Washington law, such shareholder will be deemed to hold cash election shares for purposes of determining the allocation of cash and Pacific Continental common stock among NWB Financial shareholders. Such shareholders will be deemed to have “proposed dissenting shares.” See “— Allocation” below.
      The following table sets forth, based on various assumed average closing prices of Pacific Continental common stock during the valuation period, examples of results of three possible elections by a hypothetical NWB Financial shareholder who is assumed to exchange 200 shares in the transaction.
ILLUSTRATIVE ELECTION ALTERNATIVES FOR A HOLDER OF 200 SHARES OF
NWB FINANCIAL COMMON STOCK1

					ELECTION 2:
					ALL CASH
ELECTION 1: ALL STOCK ELECTION					ELECTION	ELECTION 3: MIXED ELECTION

				Value of					Value of
				Merger		Pacific			Merger
				Consideration		Continental			Consideration
Assumed				Received for		Shares Received			Received for
Pacific	Number	Value of	Cash	200 Shares					200 Shares of
Continental	of Pacific	Pacific	Received	of NWB			Number		NWB
Average	Continental	Continental	in Lieu of	Financial			of		Financial
Closing	Shares	Shares	Fractional	Common	Cash	Value	Shares	Cash	Common
Price	Received(2)	Received	Shares	Stock(2)	Received	(2)	(2)	Received	Stock

$18.00	383	$6,894	$5.28	$6,899	$6,899	$3,438	191	$3,461	$6,899
$17.75	385	$6,834	$4.57	$6,838	$6,838	$3,408	192	$3,430	$6,838
$17.50	387	$6,773	$4.86	$6,777	$6,777	$3,378	193	$3,400	$6,777
$17.25	389	$6,710	$6.15	$6,716	$6,716	$3,347	194	$3,370	$6,716
$17.00	391	$6,647	$8.44	$6,655	$6,655	$3,315	195	$3,340	$6,655
$16.75	393	$6,583	$11.72	$6,594	$6,594	$3,283	196	$3,311	$6,594
$16.50	395	$6,518	$16.01	$6,534	$6,534	$3,251	197	$3,283	$6,534
$16.25	398	$6,468	$5.05	$6,473	$6,473	$3,234	199	$3,239	$6,473
$16.00	400	$6,400	$11.59	$6,412	$6,412	$3,200	200	$3,212	$6,412
$15.86	402	$6,376	$1.73	$6,377	$6,377	$3,188	201	$3,190	$6,377
$15.75	403	$6,347	$3.38	$6,351	$6,351	$3,166	201	$3,185	$6,351
$15.50	405	$6,278	$12.16	$6,290	$6,290	$3,131	202	$3,159	$6,290
$15.25	408	$6,222	$6.70	$6,229	$6,229	$3,111	204	$3,118	$6,229
$15.00	411	$6,165	$2.74	$6,168	$6,168	$3,075	205	$3,093	$6,168
$14.75	414	$6,107	$0.28	$6,107	$6,107	$3,053	207	$3,054	$6,107
$14.50	416	$6,032	$13.81	$6,046	$6,046	$3,016	208	$3,030	$6,046
$14.25	419	$5,971	$14.10	$5,985	$5,985	$2,978	209	$3,007	$5,985
$14.00	423	$5,922	$1.89	$5,924	$5,924	$2,954	211	$2,970	$5,924
$13.75	426	$5,858	$5.43	$5,863	$5,863	$2,929	213	$2,934	$5,863
$13.50	429	$5,792	$10.47	$5,802	$5,802	$2,889	214	$2,913	$5,802
$13.25	433	$5,737	$3.75	$5,741	$5,741	$2,862	216	$2,879	$5,741
$13.12	435	$5,707	$2.10	$5,709	$5,709	$2,847	217	$2,862	$5,709
$13.00	436	$5,668	$12.04	$5,680	$5,680	$2,834	218	$2,846	$5,680

Notes

(1)	These calculations assume that at the end of the valuation period, there are 1,157,629 shares of NWB Financial common stock outstanding. These calculations also assume that there are no oversubscriptions of either Pacific Continental common stock or cash. In the event of oversubscription, the exchange agent will follow the allocation mechanism described in this document. All dollar amounts have been rounded to the nearest whole dollar.

(2)	The value of any stock consideration is based on the assumed average closing price of Pacific Continental common stock. Cash will be paid in lieu of any fractional share and, accordingly, the values shown will be paid in the form of cash to the extent of such fractional share.
      A fixed number of shares of Pacific Continental common stock will be issued, and a fixed amount of cash will be paid in the merger. Accordingly, there is no assurance that a holder of NWB Financial common stock will receive the form of consideration that the holder elects with respect to all shares of NWB Financial common stock held by that holder. If the elections result in an oversubscription with respect to shares of NWB Financial common stock which would otherwise receive either the per share stock consideration or the per share cash consideration, the exchange agent will follow the procedures for allocating Pacific Continental common stock and cash described below under “— Allocation.”
Election Procedures; Exchange of Stock Certificates
      Election Form. An election form accompanies this proxy statement/ prospectus. The election form allows you to make an all cash election, an all stock election, or a mixed election, or to indicate that you make no election. NWB Financial and Pacific Continental will make available election forms to persons who become holders of NWB Financial common stock up until the close of business on the business day prior to the election deadline.
      Holders of NWB Financial common stock who wish to elect the type of merger consideration they will receive in the merger should carefully review and follow the instructions set forth in the election form. Shares of NWB Financial common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m., Pacific Standard Time, on November 22, 2005, will be deemed no-election shares.
      To make an election, a holder of NWB Financial common stock must submit a properly completed election form so that it is actually received by NWB Financial at or prior to the election deadline in accordance with the instructions on the election form.
      An election may be revoked or changed by the person submitting the election form prior to the election deadline and, if a revoked election form is not subsequently changed, the holder will be deemed to have made no election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of Pacific Continental regarding these matters will be binding and conclusive. None of Pacific Continental, NWB Financial, the exchange agent, or the officers, directors or employees thereof will be under any obligation to notify any person of any defects in the election form.
      Letter of Transmittal. Please do not send your stock certificates at this time. You will receive a separate letter of transmittal, with instructions, from the exchange agent regarding how and when to surrender your certificates representing NWB Financial common stock in exchange for the merger consideration to which you are entitled. If a certificate for NWB Financial common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and reasonable assurances, such as a bond or indemnity, satisfactory to Pacific Continental, and appropriate and customary identification.
      All shares of Pacific Continental common stock issued to the holders of NWB Financial common stock pursuant to the merger will be deemed issued as of the effective date of the merger. Until NWB

Financial stock certificates are surrendered for exchange, holders of such certificates will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Pacific Continental common stock. When certificates are surrendered, Pacific Continental will pay any unpaid dividends or other distributions, without interest. After the effective date, there will be no further transfers of any shares of NWB Financial common stock on the stock transfer books of NWB Financial.
Allocation
      Pursuant to the terms of the merger agreement, Pacific Continental will issue a total of 1,411,430 shares of Pacific Continental common stock and pay $14,528,318 in cash to NWB Financial shareholders in the merger. Therefore, all cash elections, all stock elections, and mixed elections are subject to adjustment to preserve these limitations on the amount of cash to be paid and the number of shares of Pacific Continental common stock to be issued in the merger. As a result, even if you make the all cash election or the all stock election, you may nevertheless receive a mix of cash and stock.
      Oversubscription of the Cash Consideration. Pacific Continental common stock may be issued to shareholders who do not make a valid election and, if necessary, with respect to shares covered by an all cash election and mixed cash shares, if the aggregate cash amount that would otherwise be paid by Pacific Continental to NWB Financial shareholders would be greater than $14,528,318. In that situation the following allocation mechanism will be used:

•	all stock election shares, mixed stock shares and no-election shares will be converted into the per share stock consideration;

•	all proposed dissenting shares will be deemed, solely for purposes of the allocation mechanism, to be converted into the per share cash consideration;

•	the exchange agent will then select from among the cash election shares and the mixed cash election shares (to the extent such elections for cash plus the proposed dissenting shares exceeds the Cash Election Number (as defined in the merger agreement)), by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $14,528,318;

•	all shares selected by the exchange agent through the pro rata selection process will be converted into the per share stock consideration; and

•	the cash election shares, and mixed cash election shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the per share cash consideration.
      Oversubscription of the Stock Consideration. If the aggregate cash amount that Pacific Continental would pay to NWB Financial shareholders who make an all cash election or mixed election is less than $14,528,318, Pacific Continental may pay cash to shareholders who do not make a valid election and, if necessary, with respect to shares covered by an all stock election and mixed stock shares. If there is an oversubscription of the stock consideration the following allocation mechanism will be used:

•	all cash election shares and mixed cash shares will be converted into the per share cash consideration;

•	all proposed dissenting shares will be deemed, solely for purposes of the allocation mechanism, to be converted into the per share cash consideration;

•	the exchange agent will then select first from among the no-election shares and then, if necessary, from among the stock election shares and the mixed stock shares (to the extent such elections exceeds the Stock Election Number (as defined in the merger agreement)), by a pro rata selection process, a sufficient number of shares such that the aggregate cash amount that will be paid in the merger equals as closely as possible $14,528,318;

•	all shares selected by the exchange agent through the pro rata selection process will be converted into the per share cash consideration; and

•	the stock election shares, the mixed stock shares and the no-election shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the per share stock consideration.
      The allocation described above will be computed by the exchange agent as soon as practicable after the election deadline and may, if necessary, be computed after the completion of the merger in accordance with the merger agreement.
      Because the federal income tax consequences of receiving cash, Pacific Continental common stock, or both cash and Pacific Continental common stock will differ, NWB Financial shareholders are urged to read carefully the information set forth under the caption “— Certain Federal Income Tax Consequences” and to consult their own tax advisors for a full understanding of the merger’s tax consequences to them. In addition, because the stock consideration can fluctuate in value from the final stock price calculated during the valuation period, the economic value per share received by NWB Financial shareholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by NWB Financial shareholders who receive cash consideration.
Exercised NWB Financial Options
      Pacific Continental has agreed to pay cash equal to the per share cash consideration for each share of NWB Financial common stock issued or to be issued pursuant to NWB’s options exercised after the date of the merger agreement and prior to the effective date of the merger. Such payment will be in addition to the merger consideration. If the special loan holdback is deducted from the $14,528,318 cash consideration to be paid at closing (thereby resulting in a decrease of the per share cash consideration), then to the extent the NWB Financial stockholders receive any portion of the special loan holdback or its equivalent after closing, Pacific Continental will pay each person who exercised NWB Financial stock options after the date of the merger agreement and prior to the effective date the same per-share amount that the NWB Financial stockholders receive.
Treatment of Unexercised Options
      Each outstanding option to acquire NWB Financial common stock granted under NWB Financial’s stock option plans will be converted automatically at the effective date of the merger into an option to purchase Pacific Continental common stock. NWB Financial stock options will continue to be governed by the terms of the NWB Financial stock option plans, except that:

•	the number of shares of Pacific Continental common stock subject to the new Pacific Continental stock option will be equal to the product of the number of shares of NWB Financial common stock subject to the NWB Financial stock option and the per share stock consideration, rounded up or down to the nearest whole share; and

•	the exercise price per share of Pacific Continental common stock subject to the new Pacific Continental stock option will be equal to the exercise price per share of NWB Financial common stock under the NWB Financial stock option divided by the per share stock consideration, rounded up or down to the nearest cent.
Fractional Shares
      Pacific Continental will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of Pacific Continental common stock multiplied by (ii) the per share cash consideration.

Effective Date of the Merger
      Subject to the conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated on or about November 30, 2005. Either Pacific Continental or NWB Financial may, subject to certain conditions, terminate the merger agreement if the effective date does not occur on or before February 28, 2006.
Voting Agreements
      The directors, executive officers and principal shareholder of NWB Financial have entered into a voting agreement, dated as of August 17, 2005. In the voting agreement, each director, executive officer and principal shareholder agrees to vote the shares of NWB Financial common stock that he or she owns or controls in favor of the merger. The persons who have entered into this agreement are entitled to vote a total of 459,871 outstanding shares of NWB Financial common stock, which is approximately 39.6% of the total shares outstanding.
Dissenters’ Rights
      Under Washington law, NWB Financial shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of NWB Financial common stock.
      NWB Financial shareholders electing to exercise dissenters’ rights must comply with the provisions of the Washington appraisal laws in order to perfect their rights. The following is intended as a brief summary of the material provisions of the procedures that a NWB Financial shareholder must follow in order to dissent from the merger and perfect dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Washington appraisal laws, the full text of which is set forth in Appendix B to this document.
      A shareholder who wishes to assert dissenters’ rights must:

•	deliver to NWB Financial before the special meeting written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is completed, and

•	not vote the shares in favor of the merger.
      A shareholder wishing to deliver a notice asserting dissenters’ rights should hand deliver or mail the notice to the following address:

NWB Financial Corporation
1100 Olive Way, Suite 102
Seattle, Washington 98101
Attention: Basant Singh, President and CEO
      A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all of the shares the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying NWB Financial in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to NWB Financial the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has power to direct the vote.
      A shareholder who does not, prior to the special shareholders meeting, deliver to NWB Financial a written notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger or abstain from voting.
      If the merger is completed, Pacific Continental (as the surviving corporation) will, within ten days after the effective date of the merger, deliver a written notice to all NWB Financial shareholders who properly gave notice of their intent to exercise dissenters’ rights. The notice will, among other things:

•	state where the payment demand must be sent and where and when certificates for shares must be deposited;

•	supply a form for demanding payment; and

•	set a date by which Pacific must receive the payment demand, which date will be between 30 and 60 days after notice is delivered.
      A shareholder wishing to exercise dissenters’ rights must at that time file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause that person to lose their dissenters’ rights.
      Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, Pacific Continental will pay each dissenter with properly perfected dissenters’ rights Pacific Continental’s estimate of the “fair value” of the shareholder’s shares, plus accrued interest from the effective date of the merger. With respect to a dissenter who did not beneficially own shares of NWB Financial prior to the public announcement of the merger, Pacific Continental is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger, excluding any appreciation in anticipation of the merger, unless exclusion would be inequitable. The rate of interest is generally required to be the rate at which Pacific Continental borrows money from other banks.
      Within 30 days of Pacific Continental’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting shareholder, a dissenter dissatisfied with Pacific Continental’s estimate of the fair value may notify Pacific Continental of the dissenter’s own estimate of the fair value and demand payment of that amount. If Pacific Continental does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Pacific Continental must, within 60 days of receiving the estimate and demand, petition a court to determine the fair value.
      In view of the complexity of the Washington statutes governing dissenters’ rights of appraisal, NWB Financial shareholders who wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.
Federal Income Tax Consequences of the Merger
      The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of NWB Financial common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations thereunder (including final, temporary or proposed regulations) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the merger agreement.
      This discussion assumes that the NWB Financial shareholders hold their shares of NWB Financial common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to NWB Financial shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are subject to such special treatment because they are:

•	financial institutions, mutual funds, dealers in securities or insurance companies;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•	non-United States persons;

•	NWB Financial shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may be subject to the alternative minimum tax provisions of the Code; or

•	NWB Financial shareholders who received their NWB Financial common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.
      Consummation of the merger is conditioned upon the receipt by NWB Financial of the opinion of Graham & Dunn PC, counsel to Pacific Continental, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (“IRS”) or the courts, and neither NWB Financial nor Pacific Continental intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.
      Assuming consummation of the merger on the basis of facts, representations and assumptions as set forth in the opinion referred to above, the United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges such shareholder’s NWB Financial common stock for cash, Pacific Continental common stock or a combination of cash and Pacific Continental common stock.
      Exchange Solely for Cash. In general, if pursuant to the merger a holder exchanges all of its shares of NWB Financial common stock solely for cash, the holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of NWB Financial common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the NWB Financial common stock surrendered is more than one year. Notwithstanding the foregoing, if a holder exchanges all of its shares of NWB Financial common stock solely for cash and either (1) is deemed to constructively own shares of Pacific Continental common stock that were exchanged for shares of NWB Financial common stock or (2) actually owns shares of Pacific Continental common stock, cash received by the holder may be taxed as a dividend rather than as a capital gain. The consequence to such holders may be similar to the consequences described below under the heading “— Exchange for Pacific Continental Common Stock and Cash.”
      Exchange Solely for Pacific Continental Common Stock. If pursuant to the merger a holder exchanges all of its shares of NWB Financial common stock solely for shares of Pacific Continental common stock, the holder will not recognize any gain or loss except in respect of cash received in lieu of any fractional share of Pacific Continental common stock (as discussed below). The aggregate adjusted tax basis of the shares of Pacific Continental common stock received in the merger will be equal to the aggregate adjusted tax basis of the shares of NWB Financial common stock surrendered for the Pacific Continental common stock (reduced by the tax basis allocable to any fractional share of NWB Financial common stock for which cash is received), and the holding period of the Pacific Continental common stock will include the period during which the shares of NWB Financial common stock were held. If a holder has differing bases or holding periods in respect of its shares of NWB Financial common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Pacific Continental common stock received in the exchange.
      Exchange for Pacific Continental Common Stock and Cash. If pursuant to the merger a holder exchanges all of its shares of NWB Financial common stock for a combination of Pacific Continental common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Pacific Continental common stock received pursuant to the merger over the holder’s adjusted tax basis in its shares of NWB Financial common stock surrendered) and (2) the amount of cash received pursuant to the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the NWB Financial common stock surrendered is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for federal income tax purposes. See “— Possible Treatment of Cash as a Dividend” below.
      The aggregate tax basis of Pacific Continental common stock received by a holder that exchanges its shares of NWB Financial common stock for a combination of Pacific Continental common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of NWB Financial common stock surrendered for Pacific Continental common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger, and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below), if any, recognized by the holder on the exchange. The holding period of the Pacific Continental common stock will include the holding period of the shares of NWB Financial common stock surrendered. If a holder has differing bases or holding periods in respect of its shares of NWB Financial common stock, the holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Pacific Continental common stock received in the exchange.
      Possible Treatment of Cash as a Dividend. In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Pacific Continental. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of NWB Financial common stock solely for Pacific Continental common stock and Pacific Continental then immediately redeemed (the “deemed redemption”) a portion of the Pacific Continental common stock in exchange for the cash the holder actually received. The gain recognized in the exchange followed by a deemed redemption will be treated as capital gain if the deemed redemption is (1) substantially disproportionate with respect to the holder, or (2) not essentially equivalent to a dividend.
      The deemed redemption, generally, will be substantially disproportionate with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is not essentially equivalent to a dividend with respect to a holder will depend upon the particular circumstances of the holder. At a minimum, however, in order for the deemed redemption to be not essentially equivalent to a dividend, the deemed redemption must result in a meaningful reduction in the holder’s actual and constructive percentage stock ownership of Pacific Continental. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of Pacific Continental the holder is deemed to actually and constructively own immediately before the deemed redemption and (2) the percentage of the outstanding stock of Pacific Continental the holder actually and constructively owns immediately after the deemed redemption. In applying the foregoing tests, a holder is deemed to own stock owned and, in some cases, constructively owned, by certain family members, by certain estates and trusts of which the holder is a beneficiary, and by certain affiliated entities. As these rules are complex, each holder that may be subject to these rules should consult its tax advisor. The Internal Revenue Service has ruled that a relatively minor reduction in the percentage stock ownership of a minority shareholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is a meaningful reduction.
      Cash Received in Lieu of a Fractional Share. Cash received by a holder in lieu of a fractional share of Pacific Continental common stock generally will be treated as received in redemption of the fractional share, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the share of NWB Financial common stock surrendered allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of NWB Financial common stock is more than one year.
      Dissenting Shareholders. Holders of NWB Financial common stock who dissent with respect to the merger, as discussed under the heading “Dissenters’ Rights,” and who receive cash in respect of their shares of NWB Financial common stock will be treated, generally, in the same manner as holders who exchange their shares of NWB Financial common stock solely for cash in accordance with the discussion above.
      Backup Withholding. Non-corporate shareholders of NWB Financial may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.
      Reporting Requirements. Shareholders who receive Pacific Continental common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with such holder’s federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. NWB Financial shareholders will be responsible for the preparation of their own tax returns.
      Graham & Dunn PC has delivered an opinion to the foregoing effect to Pacific Continental. The opinion has been filed as an exhibit to the registration statement of which this proxy statement/ prospectus is a part. The foregoing is only a summary of the tax consequences of the merger as described in the opinion. The opinion is based on assumptions, representations made by officers of Pacific Continental and NWB Financial to Graham & Dunn PC, and contains qualifications appropriate to the subject matter.
      Closing of the merger is conditioned on Pacific Continental’s and NWB Financial’s receipt of an opinion of Graham & Dunn PC, to the effect that if the merger is consummated in accordance with the terms set forth in the merger agreement, the merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and that no gain or loss will be recognized by NWB Financial shareholders who receive shares of Pacific Continental common stock in exchange for their shares of NWB Financial common stock.
      An opinion of counsel only represents counsel’s best legal judgment, and has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court considering the issues. Neither NWB Financial nor Pacific Continental has requested or will request a ruling from the IRS with regard to the federal income tax consequences of the merger.
      The foregoing is a general summary of the material federal income tax consequences of the merger to NWB Financial shareholders, without regard to the particular facts and circumstances of each shareholder’s tax situation and status. In addition, there may be relevant state, local, foreign or other tax consequences, none of which is described above. Because certain tax consequences of the merger may vary depending on the particular circumstances of each shareholder, each NWB Financial shareholder should consult its own tax advisor regarding its specific tax situation and status, including the specific application of state, local and foreign laws to such shareholder and the possible effect of changes in federal and other tax laws.
Conditions to the Merger; Regulatory Approvals
      Consummation of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.
      Certain conditions must be satisfied or events must occur before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them. Some of these conditions, applicable to the respective obligations of both Pacific Continental and NWB Financial, are as follows:

•	receipt of all regulatory approvals;

•	approval of the merger by NWB Financial shareholders;

•	accuracy of the other party’s representations in the merger agreement and any certificate or other instrument delivered in connection with the merger agreement;

•	compliance by the other party of all material terms, covenants, and conditions of the merger agreement;

•	that there shall have been no damage, destruction, or loss, or other event or sequence of events, that has had or potentially may have a material adverse effect with respect to the other party;

•	that no action or proceeding has been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the merger;

•	NWB Financial’s receipt of an updated fairness opinion from Hovde Financial LLC, dated on or about the date this document is mailed to NWB shareholders;

•	Pacific Continental’s receipt of an opinion of legal counsel to the effect, among other things, that the merger will qualify as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code;

•	all required opinions required to be delivered have been delivered; and

•	the registration statement filed with the SEC, required to register the Pacific Continental common stock to be issued to shareholders of NWB Financial in the merger has become effective, and no stop-order suspending such effectiveness has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.
      In addition to the above, the obligations of Pacific Continental under the merger agreement are subject to conditions that include the following:

•	NWB Financial’s Tangible Equity Capital (as defined in the merger agreement) as of the closing date of the merger is not below specified levels; and

•	NWB Financial’s Transaction Fees (as defined in the merger agreement) have not exceeded specified levels.
      Additionally, either Pacific Continental or NWB Financial may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “— Amendment or Termination of the Merger Agreement.”

      Either Pacific Continental or NWB Financial may waive any of the other party’s conditions, except those that are required by law (such as receipt of regulatory and NWB Financial shareholder approval). Either Pacific Continental or NWB Financial may also grant extended time to the other party to complete an obligation or condition.
Amendment or Termination of the Merger Agreement
      The merger agreement may be amended or supplemented at any time by written agreement of the parties, whether before or after the NWB Financial special meeting. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of NWB Financial shareholders. However, after shareholder approval, any amendments which would reduce the amount or change the form of consideration NWB Financial shareholders will receive in the merger or the allocation of the cash percentage and stock percentage would require further NWB Financial shareholder approval.
      The merger agreement contains several provisions entitling either Pacific Continental or NWB Financial to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:
      Lapse of Time. If the merger has not closed by February 28, 2006, then at any time after that date, the board of directors of either Pacific Continental or NWB Financial may terminate the merger agreement.
      Pacific Continental Average Closing Price. NWB Financial may terminate the merger agreement if, on the fifth business day immediately prior to the closing of the merger (the “determination date”) both of the following are true with respect to Pacific Continental common stock:

•	the “Pacific Continental average closing price” (defined in the merger agreement as the average daily sales price of Pacific Continental common stock during the 20 trading days prior to the determination date) is less than $13.12; and

•	the number obtained by dividing the Pacific Continental average closing price by $15.44 is less than the number obtained by (i) dividing the “final index price,” which is defined in the merger agreement as the sum of the “final average prices” of the common stock of certain comparable financial institutions designated in writing by the parties (the “index group”), during the 20 trading days prior to the determination date) by the amount of $26.58, which was the sum of the per share closing of each company in the index group, appropriately weighted, on July 20, 2005.
      These events are referred to in the merger agreement as the “adjustment triggers.” If NWB Financial provides written notice of its intent to terminate the merger agreement because the Adjustment Triggers are applicable, Pacific Continental may elect, within one business day of its receipt of such notice, to increase the total cash to be paid in the merger, dollar for dollar, by the amount of the difference between the Pacific Continental average price and $13.12. If this election is made by Pacific Continental, no termination of the merger agreement will occur and the merger agreement will remain in effect according to its terms, except that the total cash amount will have been supplemented.
      Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by NWB Financial shareholders, by mutual consent.
      No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is conditioned on a substantial deviation from the transactions contemplated by the merger agreement, subject to certain rights granted in the merger agreement to appeal the denial of such regulatory approval.
      Breach of Representations. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in the merger agreement) if there has been a material breach of any of the representations or warranties set forth in the merger agreement on the part of the other party, which breach is not cured within 30 days following written notice to such party, or which breach cannot, by its nature, be cured prior to the closing of the merger.
      Breach of Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if there has been a material breach of any covenants or agreements set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger.
      NWB Financial Fails to Recommend Shareholder Approval. Pacific Continental may terminate the merger agreement (so long as it is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) before NWB Financial shareholders approve the merger, if the NWB Financial board of directors fails to recommend to its shareholders approval of the merger, or modifies, withdraws or changes in a manner adverse to Pacific Continental its recommendation.
      NWB Financial Shareholders Fail to Approve Merger. Either party may terminate the merger agreement (so long as such party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement) if the required vote of NWB Financial shareholders required for the consummation of the merger is not obtained, regardless of whether the NWB Financial board of directors recommends such approval.
      Impracticability. Either party may terminate the merger agreement upon written notice to the other party if the board of directors of the party seeking termination has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the merger has become inadvisable or impracticable by reason of the institution of litigation by the federal government or the government of the States of Oregon and Washington to restrain or invalidate the merger.
      Potential Dissenting Shares. Pacific Continental may terminate the merger agreement if holders of 7.5% or more of the outstanding shares of NWB Financial common stock have provided notice of dissent to NWB Financial prior to the special shareholders meeting and not voted in favor of the merger.
      Superior Proposal. NWB Financial may terminate the merger agreement if its board of directors determines in good faith, after consultation with legal counsel, that in light of a “Superior Proposal” as defined in the merger agreement, it would not be consistent with its fiduciary duties to NWB Financial and NWB Financial shareholders under applicable law to continue with the transactions contemplated by the merger agreement. This right is subject to the requirement that NWB Financial may terminate the merger agreement solely in order to concurrently enter into a letter of intent, acquisition agreement or other similar agreement related to a Superior Proposal, and further subject to the provision that such termination may occur only after the fifth day following Pacific Continental’s receipt of written notice advising Pacific Continental that the board of directors of NWB Financial is prepared to accept a Superior Proposal, and only if, during such five-day period, if Pacific Continental so elects, NWB Financial and its advisors shall have negotiated in good faith to make such adjustments in the terms and conditions of the merger agreement as would enable Pacific Continental to proceed with the transactions contemplated by the merger agreement.
Termination Fees
      NWB Financial will pay to Pacific Continental a termination fee of $500,000 if Pacific Continental terminates the merger agreement based on a NWB Financial breach of representation or breach of covenant, or $1,000,000 if the NWB Financial board of directors does not recommend approval of the merger agreement to its shareholders. Pacific Continental will pay NWB Financial a termination fee of $500,000 if NWB Financial terminates the merger agreement based on Pacific Continental’s breach of representations or covenants.

Break-Up Fee
      If the merger agreement is terminated by NWB Financial due to a Superior Proposal, NWB will pay Pacific Continental $1,500,000.
      If an Acquisition Proposal (as defined in the merger agreement) with respect to NWB Financial shall have been made known to NWB Financial and have been publicly announced or otherwise become public, or made known to the shareholders of NWB Financial, and thereafter, within twelve months following such termination, NWB Financial enters into any Acquisition Agreement (as defined in the merger agreement) for, or publicly announces an intention to engage in, an Acquisition Proposal, then upon the closing of the Acquisition Agreement, NWB Financial is required to pay $1,500,000, less the amount of any termination fee previously paid.
Allocation of Costs Upon Termination
      If the merger agreement is terminated (except under circumstances that would require the payment of a termination fee or break-up fee) Pacific Continental and NWB Financial will each pay their own out-of-pocket expenses incurred in connection with the transaction and, except for any applicable termination or break-up fees, will have no other liability to the other party.
Conduct Pending the Merger
      The merger agreement provides that, until the merger is effective, NWB Financial will conduct its business only in the ordinary and usual course, and use all reasonable efforts to preserve its present business organization, retain the services of its present management, and preserve the goodwill of all parties with whom it has business dealings. The merger agreement also provides that, unless Pacific Continental otherwise consents in writing, NWB Financial will refrain from engaging in various activities such as:

•	effecting any stock split or other recapitalization with respect to NWB Financial common stock;

•	declaring or paying dividends or other distributions;

•	disposing of assets or making any commitment other than in the ordinary course of business;

•	accepting deposits of a different type than previously accepted or at rates materially higher than prevailing rates;

•	borrowing money with a maturity date beyond one year or incur obligations with respect to puttable securities without first consulting Pacific;

•	extending credit in an amount greater than $250,000 (unsecured) or $750,000 (secured) without first providing Pacific at least three business days to review the credit write-up;

•	buying any securities with a maturity date beyond one year;

•	renewing or entering into contracts requiring certain expenditures, or making any capital expenditures in excess of $10,000 per project or $25,000 in the aggregate; or

•	engaging in other activities that are not in the ordinary course of business.
NWB Financial Management and Operations After the Merger
      The board of directors of Pacific Continental as the surviving corporation in the merger will include all members of the Pacific Continental board prior to the merger, together with Michael Heijer, who presently serves as NWB Financial’s chairman. Mr. Heijer will also join the board of directors of Pacific Continental Bank.
      The principal executive officers of Pacific Continental and Pacific Continental Bank after the merger will continue as the executive officers of Pacific Continental and Pacific Continental Bank. Certain executive officers of the Northwest Business Bank will become officers of Pacific Continental Bank in charge of Pacific Continental’s Seattle operations. Pursuant to the terms of the merger agreement, Pacific Continental and/or Pacific Continental Bank have entered into employment agreements and change in control/salary continuation agreements with Basant Singh, Fred Holubik, Ken Yokoyama, Michael Gaberman, and Richard Martinez, each of whom will become part of the Seattle operations management team. Such agreements are effective only upon the closing of the merger.
Interests of Certain Persons in the Merger
      Certain members of the NWB Financial board of directors and management may be deemed to have interests in the merger, in addition to their interests as shareholders of NWB Financial generally. The NWB Financial board of directors was aware of these factors and considered them, among other things, in approving the merger agreement.
      Stock Ownership. The directors and executive officers of NWB Financial, together with their affiliates, beneficially owned, as of the record date for the special meeting, a total number of shares of NWB Financial common stock representing 38.4% of all outstanding NWB Financial shares and options of NWB Financial. The directors and executive officers of NWB Financial will receive the same consideration in the merger for their shares as other shareholders of NWB Financial.
      Voting Agreements. The directors, executive officers and principal shareholder of NWB Financial have entered into a voting agreement, dated as of the same date as the merger agreement. Pursuant to these agreements, each director, executive officer and principal shareholder agrees to vote the shares of NWB Financial common stock that he or she owns or controls in favor of the merger. The persons who have entered into this agreement are entitled to vote a total of 459,871 outstanding shares of NWB Financial common stock, which is approximately 39.6% of the total shares outstanding.
      Stock Options. Any outstanding NWB Financial options that are exercised between the date of the merger agreement and the closing of the merger will be converted into cash, based on the per share cash consideration exchange ratio, discussed above under “Merger Agreement — Treatment of Exercised Options.” At the time of the merger, any remaining NWB Financial options will be converted into options to purchase Pacific Continental common stock based on the per share stock consideration, discussed above under “Merger Agreement — Treatment of Unexercised Options.” As of the date of this proxy statement/ prospectus, officers and other employees of NWB Financial held options to acquire a total of 102,580 shares of NWB Financial common stock and the non-employee directors of NWB Financial held options to acquire a total of 29,500 shares of NWB Financial common stock. Given the exchange ratio in the merger, and assuming that no NWB Financial options are exercised between the date of the merger agreement and the closing of the merger, these options will be converted into options to purchase a total of approximately 265,295 shares of Pacific Continental common stock at the time of the merger.
      Existing NWB Financial Severance Agreements. NWB Financial and Northwest Business Bank have entered into severance agreements with Basant Singh, Gordon Browning and Fred Holubik. Under the terms of their respective severance agreements, as a result of the transactions contemplated under the plan and agreement of merger, Mr. Singh will be paid an amount equal to two times his current annual base salary and Mr. Browning and Mr. Holubik will be paid an amount equal to one times their respective current annual base salaries.
      Employment Agreements with NWB Executive Officers. Pacific Continental Bank has entered into agreements with the Northwest Business Bank executive officers named above. Under the terms of their respective employment agreements (which continue for two (2) years in the case of Mr. Singh, and one (1) year for the remaining executive officers), each will earn their current base salary, increased by 3.5%, upon closing of the merger. The respective salaries will be considered for adjustment on August 16, 2006 and thereafter on March 1, 2007. The employment agreements also provide that if the executive is terminated without Cause (as described below) or if he terminates his agreement for Good Reason (as described below), in the case of Mr. Singh, he will receive a lump sum termination payment equal to his annual compensation (as defined). In the case of the remaining executives, they will each receive the greater of one-half of their annual compensation, or the compensation that would otherwise be due for the remainder of the term of the employment agreement. In addition, upon consummation of the Transaction, each of the named executives will receive an option to acquire shares of Pacific Continental common stock as follows: Mr. Singh, 15,000 shares on the Effective Date and an additional 5,000 shares on the first anniversary of the Effective Date, and for each of Messrs. Holubik, Yokoyama, Gaberman and Martinez, 10,000 shares on the Effective Date.
      The named executive officers have generally agreed that while employed by Pacific Continental and/or Pacific Continental Bank and for one (1) year following termination of his employment, not to become involved in or serve directly or indirectly in a business that is competitive with Pacific Continental or Pacific Continental Bank within King County, Washington, and such other markets as Pacific Continental may have offices at the time of separation. The named executive officers have also agreed not to solicit any employees or customers of Pacific Continental or Pacific Continental Bank for a period of one (1) year following termination of his employment.
      Change in Control/ Salary Continuation Agreements. In addition to the employment agreements described above, Pacific Continental Bank has entered into change in control/salary continuation agreements with the same Northwest Business Bank executive officers. The change in control/salary continuation agreements provide that if terminated without Cause (as described below) or if employee terminates his agreement for Good Reason (as described below) either 12 months prior to or 12 months following a change in control, he will receive a severance payment based on his annual compensation (as defined) in the case of Mr. Singh for 18 months, and for Messrs. Holubik, Yokoyama, Gaberman and Martinez, for 12 months. In addition, Mr. Singh will also receive a lump sump payment in an amount equal to one-half times his annual compensation. The change in control/salary continuation agreements are effective only upon the closing of the Transaction. For purposes of the agreement:
      “Cause” means any one or more of the following: (i) removal or discharge pursuant to order of any federal banking authority; (ii) fraud, material dishonesty, or other act of material misconduct, or conduct that materially interferes with employee’s duties or harms the reputation of Pacific Continental or Pacific Continental Bank; (iii) concealment from any federal banking regulatory authority or the board of directors any material matters affecting the viability of Pacific Continental or Pacific Continental Bank; or (iv) failure to perform usual and customary duties of his employment.
      “Good Reason” means any one or more of the following: (i) reduction of salary or reduction or elimination of any compensation or benefit plan benefiting employee, unless the reduction or elimination is generally applicable to substantially all Pacific Continental Bank’s employees; (ii) assignment to employee without his consent of any authority or duties inconsistent with his position; or (iii) a relocation or transfer of employee’s principal place of employment that requires a commute on a regular basis of more than thirty (30) miles each way from his present place of employment.
      Pacific Continental Directorship. In connection with and following the merger, current NWB Financial chairman Michael Heijer will be appointed to the boards of directors for Pacific Continental Corporation and Pacific Continental Bank.
      Director Non-competition Agreements. All members of the NWB Financial board of directors have entered into a non-competition agreement. Except under certain limited circumstances, the noncompetition agreement prohibits directors of NWB Financial from competing with Pacific Continental and/or NWB Financial in King County, Washington. The term of the non-competition agreement commences upon consummation of the merger and continues for 18 months.

      Indemnification of Directors and Officers. The merger agreement provides that Pacific Continental will, following the closing of the merger and for a period of five years thereafter, indemnify the present and former directors and officers of NWB Financial against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger, including without limitation, the transactions contemplated by the merger agreement. The scope of this indemnification is to the same extent that such persons would have been entitled to indemnification under Washington law or the articles of incorporation or bylaws of NWB Financial and Northwest Business Bank.
Accounting Treatment of the Merger
      The acquisition of NWB Financial will be accounted for using the purchase method of accounting by Pacific Continental under generally accepted accounting principles. Accordingly, using the purchase method of accounting, the assets and liabilities of NWB Financial will be recorded by Pacific Continental at their respective fair values at the time of the merger. The excess of Pacific Continental’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed is recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of NWB Financial will be included in Pacific Continental’s consolidated statement of operations after the date of the merger. The intangible assets will be amortized against the combined company’s earnings following completion of the merger.
Stock Resales by NWB Financial Affiliates
      The Pacific Continental common stock to be issued in the merger will be transferable free of restrictions under the Securities Act of 1933 (“1933 Act”), except for shares received by persons, including directors and executive officers of NWB Financial, who may be deemed to be “affiliates” of NWB Financial, as that term is defined in the rules under the 1933 Act. Affiliates may not sell their shares of Pacific Continental common stock acquired in the merger, except (a) pursuant to an effective registration statement under the 1933 Act covering those shares, (b) in compliance with Rule 145, or (c) in accordance with an opinion of counsel reasonably satisfactory to Pacific Continental, under other applicable exemptions from the registration requirements of the 1933 Act. Pacific Continental will obtain customary agreements with all NWB Financial directors, officers, and affiliates of NWB Financial, under which such persons will represent that they will not dispose of their shares of Pacific Continental received in the merger or the shares of capital stock of NWB Financial or Pacific Continental held by them before the merger, except in compliance with the 1933 Act and the rules and regulations promulgated under the 1933 Act. This proxy statement/ prospectus does not cover any resales of the Pacific Continental common stock received by affiliates of NWB Financial.
BUSINESS OF NWB FINANCIAL
Business
      NWB Financial, headquartered in Seattle, Washington, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. NWB Financial was incorporated under the laws of the State of Washington on June 19, 2000 at the direction of the board of directors of Northwest Business Bank for the purpose of adopting a bank holding company structure through which it would exchange shares of common stock of Northwest Business Bank for shares of common stock of NWB Financial. The exchange was approved by the shareholders of Northwest Business Bank on April 17, 2001 and became effective on April 30, 2001. Thereafter, Northwest Business Bank became a wholly-owned subsidiary of NWB Financial. At June 30, 2005, NWB Financial had total consolidated assets of approximately $143 million, net loans of approximately $122 million and deposits of approximately $112 million. At June 30, 2005, NWB Financial had approximately 307 shareholders of record owning 1,153,129 shares of its common stock.

      Northwest Business Bank, a wholly owned subsidiary of NWB Financial, was incorporated on August 19, 1998. Northwest Business Bank is a Washington state-chartered commercial bank. Northwest Business Bank is regulated by the Department of Financial Institutions of the State of Washington and by the Federal Deposit Insurance Corporation, its primary federal regulator and the insurer of its deposits. Northwest Business Bank offers full-service community banking through two banking locations serving the Seattle, Washington area. Northwest Business Bank has its main office in Seattle, Washington and one branch located in Bellevue, Washington.
      Northwest Business Bank offers a full range of commercial banking services primarily to customers in the Bellevue and Seattle, Washington business districts. Northwest Business Bank’s marketing strategy and general business plan are similar to strategies that have proven successful in comparable situations involving new banks organized in the Pacific Northwest during the last several years. Northwest Business Bank targets small to mid-sized businesses, professionals, and individuals because we believe these groups may be currently under-served by other financial institutions.
      Northwest Business Bank continues to focus on loans to small and medium-sized businesses with a high level of personal customer service. Its loan products include inventory and receivable financing, owner occupied real-estate loans and real estate investment loans, real estate development loans, and custom construction loans. Northwest Business Bank enhances its business banking services with products such as Internet banking, cash management, and Merchant Visa with special emphasis on developing deposit relationships with its loan customers; particularly, as it relates to increased demand deposit balances to help fund growth.
      Northwest Business Bank is a full service bank offering a wide variety of banking services targeted at all sectors of its community. Northwest Business Bank offers customary types of demand, savings, time, and individual retirement accounts. Northwest Business Bank does not have a trust department.
Products and Services
      Real Estate Loans. These loans include various types of loans for which Northwest Business Bank holds real property as collateral. These loans include owner-occupied real estate loans, real estate investment loans, real estate development loans and custom construction loans. Terms may vary depending upon many factors, including location, type of project and financial condition of the borrower. The primary risks of real estate mortgage loans include the borrower’s inability to pay and deterioration in value of real estate that is held as collateral.
      Commercial Loans. These loans consist primarily of loans to businesses for various purposes, including revolving lines of credit for inventory and receivable financing. These loans are secured by collateral other than real estate, such as inventory, accounts receivable, machinery, government guarantees, or other commercial assets, and they generally mature within one year and have adjustable interest rates. It is Northwest Business Bank’s standard practice in making commercial loans to receive real estate as collateral in addition to other appropriate collateral. The primary repayment risk of commercial loans is the failure of the borrower’s business due to economic or financial factors.
      Installment Loans. Installment loans are primarily to individuals, are typically secured by the financed assets, generally have terms of two to five years and bear interest at fixed rates. These loans usually are secured by motor vehicles or other personal assets and in some instances are unsecured. The primary risk of consumer lending relates to the personal circumstances of the borrower.
      Letters of Credit. Northwest Business Bank issues letters of credit in the ordinary course of its business. It applies the same credit standards to these commitments as it applies to all of its lending activities and includes these commitments in its lending risk evaluations. Northwest Business Bank’s exposure to credit loss under letters of credit is represented by the amount of these commitments. Northwest Business Bank generally seeks collateral, such as real estate, inventory, accounts receivable or other business assets, when issuing letters of credit.

      The board of directors of Northwest Business Bank has approved specific lending policies and procedures for Northwest Business Bank and is responsible for implementation of the policies. The lending policies and procedures include guidelines for loan term, loan-to-value ratios, collateral appraisals and interest rates. The loan policies also vest varying levels of loan authority in management, Northwest Business Bank’s loan committee and the board of directors of Northwest Business Bank. Management of Northwest Business Bank monitors lending activities through regular loan committee meetings, monthly reporting and periodic review of loans.
Products Offered
      Northwest Business Bank also offers personal and commercial banking services, and Internet banking. Northwest Business Bank offers a range of banking products and services, including the following: checking accounts, checking accounts with interest, savings accounts, money market accounts, certificates of deposit, NOW accounts, Individual Retirement Accounts, branch banking, and debit cards.
Deposit Services
      Northwest Business Bank offers the full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, savings accounts, money market accounts and various types of certificates of deposit. The transaction accounts and certificates of deposit are tailored to Northwest Business Bank’s primary market area at rates competitive with those offered in the area. All deposit accounts are insured by the FDIC to the maximum amount permitted by law.
Other Services
      Other services Northwest Business Bank provides include ATM access cards, point-of-sale (“POS”) debit cards, safe deposit boxes, merchant credit card services, travelers cheques, savings bonds, direct deposit, night deposit, and cash management services.
Competition
      Northwest Business Bank faces a high degree of competition. In its market areas, there are numerous small banks and several larger national and regional financial banking groups. Northwest Business Bank also competes with insurance companies, savings and loan associations, credit unions, leasing companies, and other financial service providers. Many of these competitors have capital resources and legal lending limits substantially in excess of its capital resources and legal lending limits.
      Northwest Business Bank competes for loans and deposits principally based on the availability and quality of services provided, responsiveness to customers, interest rates, loan fees and office locations. Northwest Business Bank actively solicits deposit customers and competes by offering them high quality customer service and a complete product line. Northwest Business Bank believes its personalized customer service, broad product line and community banking philosophy enable it to compete effectively in its market area.
      The adoption of the Gramm-Leach-Bliley Act of 1999 (the Financial Services Modernization Act) eliminated many of the barriers to affiliation among providers of financial services and further opened the door to business combinations involving banks, insurance companies, securities or brokerage firms, and others. This regulatory change has led to further consolidation in the financial services industry and the creation of financial conglomerates which frequently offer multiple financial services, including deposit services, brokerage and others. When combined with technological developments such as the Internet that have reduced barriers to entry faced by companies physically located outside NWB Financial’s market area, changes in the market have resulted in increased competition and can be expected to result in further increases in competition in the future.

Facilities
      In addition to the main office in Seattle, Washington, Northwest Business Bank has one branch located in Bellevue, Washington. The following is a description of the facilities:

			Occupancy status
Location	Square Feet	Date of Lease	(own/lease)

Main Office	8,539	June 4, 1998	Lease
1100 Olive Way, Suite 102
Seattle, WA 98101
Branch Office	5,882	March 20, 2002	Lease
305 108th Avenue NE
Bellevue, WA 98004
Employees
      As of June 30, 2005, NWB Financial and Northwest Business Bank had 23 employees, of which 22 are full-time employees. None of the employees are covered by a collective bargaining agreement. Management considers its relationship with employees to be satisfactory.
Legal Proceedings
      From time to time, NWB Financial and Northwest Business Bank may be a party to routine litigation incidental to their businesses. Neither NWB Financial nor Northwest Business Bank is a party to any litigation, the adverse determination of which would be likely to have a material adverse effect upon their business operations or assets.
Security Ownership of Management and Certain Beneficial Owners
      The following table sets forth information as of September 19, 2005, regarding the shares of NWB Financial common stock beneficially owned (including all vested and unvested options) by (i) each person (other than executive officer or directors whose stock ownership is listed below) known by NWB Financial to own beneficially more than 5% of NWB Financial’s common stock; (ii) each director of NWB Financial (including NWB Financial’s President and CEO); (iii) each executive officer of NWB Financial; and (iv) all directors and officers of NWB Financial. Except as noted below, each holder has sole voting and investment power with respect to shares of NWB Financial common stock listed as owned by such person.
Principal Shareholders (5% Owners Exclusive of Directors and Officers)

Name	Direct	Options	Indirect	Total	Percentage

Newton Chan	6,500	—	57,000	63,500	5.3%
Marian Garden Estates
6100 Ferry Road
Delta BC VK4 3M9
Canada

Directors

Name	Direct	Options	Indirect		Total	Percentage

Joseph Edmonds	75,500	1,000	50,000	(1)	126,500	10.9%
Derek Edmonds	44,350	3,500	—		47,850	4.1%
Christopher Evans	22,500	5,000	1,000	(2)	28,500	2.4%
Michael Heijer	22,500	5,000	8,575	(3)	36,075	3.1%
Henry Liebman	33,901	5,000	45,560	(4)	84,461	7.2%
James Kern	42,175	5,000	—		47,175	4.0%
Martin Waiss	7,500	5,000	9,000	(5)	21,500	1.8%
Basant Singh	30,310	37,500	—		67,810	5.7%
Executive Officers

Name	Direct	Options	Indirect	Total	Percentage

Fred Holubik	1,000	7,500	—	8,500	*
Gordon Browning	—	5,500	—	5,500	*
Directors and Executive Officers as a Group (10 Individuals)

Direct	Options	Indirect	Total	Percentage

279,736	80,000	114,135	473,871	40.7%

(1)	Includes 40,000 shares held by a company affiliated with Mr. J. Edmonds and 10,000 held in trust for family members.

(2)	The 1,000 shares are held by the estate of Mr. Evans’ mother.

(3)	Includes 2,400 shares held for children and 6,175 shares held by companies affiliated with Mr. Heijer.

(4)	Includes 9,875 shares held by Mr. Liebman’s spouse and 35,685 held by companies affiliated with Mr. Liebman.

(5)	The 9,000 shares are held by a company affiliated with Mr. Waiss.

*	less than 1%
NWB Financial Management’s Discussion and Analysis of Financial Condition and Results of Operations
      This management’s discussion and analysis describes the financial condition and changes to financial condition and results of operations for NWB Financial and Northwest Business Bank for the six months ended June 30, 2005 and 2004, and for the years ended December 31, 2004 and 2003. It should be read in conjunction with NWB Financial’s audited financial statements, the unaudited interim information and notes thereto, and the other financial information appearing elsewhere in this joint proxy statement/prospectus.

Selected Quarterly Financial Data (all numbers in thousands)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

Year Ended December 31, 2004
Interest income	$1,867	$1,951	$1,963	$2,154	$7,935
Interest expense	349	393	426	505	1,673

Net interest income	1,518	1,558	1,537	1,649	6,262
Provision for loan losses	105	200	170	150	625

Net interest income after provision for loan losses	1,413	1,358	1,367	1,499	5,637
Noninterest income	135	146	169	110	560
Noninterest expense	885	863	770	792	3,310

Net income before provision for income taxes	663	641	766	817	2,887
Provision for income taxes	229	230	267	285	1,011

Net income	$434	$411	$499	$532	$1,876

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total

Year Ended December 31, 2003
Interest income	$1,506	$1,477	$1,540	$1,671	$6,194
Interest expense	328	293	241	299	1,161

Net interest income	1,178	1,184	1,299	1,372	5,033
Provision for loan losses	225	225	195	140	785

Net interest income after provision for loan losses	953	959	1,104	1,232	4,248
Noninterest income	118	142	120	178	558
Noninterest expense	719	771	816	831	3,137

Net income before provision for income taxes	352	330	408	579	1,669
Provision for income taxes	123	116	143	200	582

Net income	$229	$214	$265	$379	$1,087

Critical Accounting Policies
      Northwest Business Bank’s accounting policies are integral to understanding the financial results reported. Northwest Business Bank’s most complex accounting policies require management’s judgment to ascertain the valuation of assets, liabilities, commitments and contingencies. Northwest Business Bank has established detailed policies and control procedures that are intended to ensure valuation methods are well controlled and applied consistently from period to period. In addition, the policies and procedures are intended to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of Northwest Business Bank’s current accounting policies involving significant management valuation judgments.
      Allowance for Loan Losses. The allowance for loan losses represents Northwest Business Bank’s best estimate of the probable losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries.
      Northwest Business Bank evaluates its allowance for loan losses monthly. Northwest Business Bank believes that the allowance for loan losses, or ALLL, is a “critical accounting estimate” because it is based upon management’s assessment of various factors affecting the collectibility of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans. For a discussion of the allowance and our methodology, see “Credit Risk Management and Allowance for Loan Losses.”
      Like all financial institutions, Northwest Business Bank maintains an ALLL based on a number of quantitative and qualitative factors, including levels and trends of past due and non-accrual loans, asset classifications, loan grades, change in volume and mix of loans, collateral value, historical loss experience, peer group loss experience, size and complexity of individual credits and economic conditions. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for impaired credits for which the expected/anticipated loss is measurable. General valuation allowances are based on a portfolio segmentation based on risk grading, with a further evaluation of various quantitative and qualitative factors noted above.
      Northwest Business Bank closely examines each credit graded “Special Mention” and below to individually assess the appropriate loan loss reserve for a particular credit. Northwest Business Bank periodically reviews the assumptions and formulae by which additions are made to the specific and general valuation allowances for losses in an effort to refine such allowances in light of the current status of the factors described above.
      Although Northwest Business Bank believes the levels of the allowance as of June 30, 2005, December 31, 2004 and 2003, were adequate to absorb probable losses in the loan portfolio, a decline in local economic, or other factors, could result in increasing losses that cannot be reasonably predicted at this time.
Results of Operations
      For the six months ended June 30, 2005 and 2004. For the first six months of 2005, NWB Financial had net income of $781,000 or $0.68 per share of common stock, compared to net income of $845,000 or $.73 per share of common stock for the first six months of 2004. NWB Financial’s annualized returns on average assets and average equity for the first six months of 2005 were 1.07% and 8.98% compared to 1.22% and 10.88%, respectively, for the first six months of 2004.
      Interest income totaled $4.460 million for the first six months of 2005, compared with $3.818 million during the same period last year. Higher average loan balances offset lower average loan yields. Interest expense was higher through the first six months of 2005 compared to the same period of 2004, totaling $1.421 million and $742,000, respectively. This increase was partially the result of higher interest rates. In addition, in late 2004, the bank ceased offering transactional deposit accounts to non-local businesses and individuals, which resulted in a decrease of $17.306 million in average balances on non-interest bearing accounts. These balances were eventually replaced with interest-bearing deposit liabilities, primarily certificates of deposit. Overall, net interest income before loan loss provision for the first six months of the year totaled $3.039 million in 2005 and $3.076 million in 2004.
      The provision for loan losses for the first six months of 2005 and 2004 totaled $210,000 and $305,000, respectively. The decrease reflected slower loan growth and continued improvement in the overall credit quality of Northwest Business Bank’s loan portfolio. Net interest income after loan loss provision totaled $2.829 million in 2005 and $2.771 million in 2004.
      Non-interest income fell to $72,000 for the first six months of 2005, compared with $281,000 for the first six months of 2004. Northwest Business Bank’s decision in late 2004 to discontinue offering transactional deposit accounts to non-local customers significantly impacted deposit fee income.
      Salaries and employee benefits rose to $1.017 million for the first six months of 2005 compared to $922,000 during the same period in 2004. Slightly higher staffing levels, combined with merit and cost-of-living salary increases accounted for the difference.

      Occupancy and equipment expenses rose to $297,000 through June 30, 2005 compared with $268,000 for the first six months of 2004. This increase reflects Northwest Business Bank’s decision to lease additional space in both its Seattle and Bellevue locations to allow for future expansion.
      In the first six months of 2005, other operating expenses totaled $391,000, compared with $558,000 during the same period in 2004. Reversals of overaccrued expenses for examination and auditing fees and 401(k) contributions, lower recruiting fees and lower marketing and public relations expenses accounted for most of the decrease.
      For the years ended December 31, 2004 and 2003. Northwest Business Bank’s net income for 2004 was $1.876 million, compared with $1.087 million in 2003. Basic earnings per share were $1.64 in 2004 and $0.97 in 2003. Return on average assets and equity were 1.30% and 12.24%, respectively, in 2004 and 1.05% and 7.88%, respectively, in 2003.
      Interest income on loans for the year 2004 totaled $7.406 million compared to $5.806 million for 2003. This represents an increase of $1.600 million or 28%. A 0.54% decrease in the average rate on the loan portfolio was offset by a $29.382 million increase in average balances outstanding. Deposit and borrowings interest expense rose to $1.673 million in 2004, compared with $1.161 million in 2003. This increase was the result of higher average balances as well as higher average deposits rates, which reflected a general increase in market interest rates that began in mid-2004.
      The provision for loan losses decreased to $625,000 during 2004 compared to $785,000 in 2003, reflecting improved credit quality.
      Non-interest income was $560,000 in 2004, compared with $558,000 in 2003.
      Salaries and employee benefits totaled $1.936 million for 2004, compared to $1.682 million in 2003. The increase was the result of staff additional merit and cost of living adjustments, recruiting expenses, higher bonus payments and higher benefits cost.
      Occupancy and equipment expenses remained relatively constant, totaling $488,000 in 2004, compared to $505,000 in 2003, a decrease of 3%.
      Other operating expenses for the year 2004 were $886,000 compared to $950,000 in 2003, a decrease of 7%. Data processing fees increased modestly, reflecting general contract rate increases and increased activity. Higher taxes resulted from an increase in gross business revenues.
      Loan Portfolio: Loans Receivable. Total net loans of $122.200 million at June 30, 2005 reflected an increase of $2.200 million, or 1.9%, compared to total net loans as of December 31, 2004.
      The following table sets forth the composition of Northwest Business Bank’s loan portfolio at June 30, 2005, and December 31, 2004, and 2003:

	June 30, 2005		December 31, 2004		December 31, 2003

		Percent		Percent		Percent
		of Total		of Total		of Total
	Amounts	Loans	Amounts	Loans	Amounts	Loans

	(Dollars in thousands)
Gross Loans:
Commercial	$29,064	23%	$27,034	22%	$23,136	24%
Real Estate:
Construction	9,105	7%	7,276	6%	9,489	10%
Mortgage	83,027	67%	84,483	69%	57,895	61%
Consumer	3,108	3%	3,045	3%	4,635	5%

Total	124,304	100%	121,838	100%	95,155	100%
Less: net deferred loan origination fees	431		430		395

Total Loans	$123,873		$121,408		$94,760

      The following table sets forth the maturities and interest sensitivities of Northwest Business Bank’s loan portfolio at June 30, 2005 (dollars in thousands):

		Due in 1-5 years		Due in> 5 years

	Due in 1 yr.	Fixed	Variable	Fixed	Variable	Total

Commercial	$21,961	$4,409	$303	$2,315	—	$28,988
Real Estate:
Construction	13,759	—	—	727	—	14,486
Mortgage	10,126	7,007	36,603	20,510	$2,723	76,969
Consumer	2,366	566	876	53	—	3,861

	$48,212	$11,982	$37,782	$23,605	$2,723	$124,304

      Northwest Business Bank’s real estate loan portfolio is secured by office buildings, land for development, single family homes and other real property located primarily within the Puget Sound region in Washington State. Substantially all of these loans are secured by first liens with initial loan to value ratios ranging from 70% to 90%, depending on the type of real property securing the loans.
      Impaired loans, consisting of non-accruing loans, were $208,000, $23,000 and $442,000 at June 30, 2005, December 31, 2004 and 2003, respectively.
      Asset and Liability Management. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.
      The principal focus of asset/liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates.
      Northwest Business Bank’s board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. Northwest Business Bank’s Asset and Liability Management Committee is responsible for measuring, controlling and monitoring its interest rate position. Management uses various tools and techniques to quantify the exposure to changing interest rates including traditional “gap” analysis, earnings at risk and economic value at risk models.
      At June 30, 2005, Northwest Business Bank had a negative cumulative repricing gap within one year of approximately $8.7 million, or approximately 6% of total earning assets. This negative repricing gap indicates that our future earnings may be materially adversely impacted by a rise in market interest rates, and such impact would primarily be felt in the 12-month period after such a rise in rates.
      The following table represents interest sensitivity profiles for Northwest Business Bank as of June 30, 2005. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. “Interest sensitive gap” is the difference between total earning assets and total interest-bearing liabilities repricing in any given period.

	Within One Year		One to Five Years		Over Five Years		Grand Total

		%		%		%		%
		Earning		Earning		Earning		Earning
	Total	Assets	Total	Assets	Total	Assets	Total	Assets

	(Dollars in thousands)
Rate sensitive assets:
Loan portfolio*	75,682	54%	36,736	26%	11,886	8%	124,304	89%
Investments	998	1%	9,832	7%	969	1%	11,799	8%
FF sold and int-bearing deposits	4,112	3%	—	—	—	—	4,112	3%

	80,792	58%	46,568	33%	12,855	9%	140,215	100%
Rate sensitive liabilities:
Saving, NOW and int checking	42,899	31%	—	—	—	—	42,899	30%
Time deposits	42,565	30%	15,898	11%	—	—	58,463	42%
Other borrowings	4,504	3%	8,095	6%	—	—	12,599	9%

	89,968	64%	23,993	17%	—	—	113,961	81%

Interest sensitive gap	(9,176)	(6)%	22,575	16%	12,855	9%	26,254	19%
Cumulative gap	(9,176)	(6)%	13,399	10%	26,254	19%	26,254	19%

*	Excludes deferred loan fees
      Assets. At June 30, 2005, total assets were $143 million, a decrease of $14 million from December 31, 2004. Total average assets for the year 2004 were $145 million.
      Management of Northwest Business Bank considers many criteria in managing assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth Northwest Business Bank’s interest earning assets by category at June 30, 2005, and at December 31, 2004 and 2003.
      Earning Assets.

	June 30, 2005		December 31, 2004		December 31, 2003

		% Earning		% Earning		% Earning
	Amount	Assets	Amount	Assets	Amount	Assets

	(Dollars in thousands)
Loan Portfolio	$123,873	88.2%	$121,408	80.2%	$94,760	79.17%
Investment Portfolio	12,460	8.9%	10,587	7.0%	5,174	4.3%
FF Sold and Int. Bearing Deps.	4,112	2.9%	19,310	12.8%	19,881	16.6%

Total	$140,445	100.0%	$151,305	100.0%	$119,815	100.0%

      At each of June 30, 2005 and at December 31, 2004 and 2003, obligations of the United States Government or its agencies and obligations of states and political subdivisions represented 100% of the investment portfolio.
      The following tables present the maturity distribution of Northwest Business Bank’s available for sale debt securities at June 30, 2005, December 31, 2004 and 2003. The weighted average yields on these instruments are presented based on final maturity.

	June 30, 2005	December 31, 2004	December 31, 2003

	(In thousands)
U.S. government and agency securities	$10,753	$8,784	$4,304
Mortgage-backed securities	1,046	1,192	668

Total	$11,799	$9,976	$4,972

	June 30, 2005

			Over One		Over Five
	Due in One Year		Through Five		Through Ten
	or Less		Years		Years		Over Ten Years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in thousands)
U.S. government and agency securities	$998	2.82%	$9,409	3.39%	$346	4.06%	—	—
Mortgage-backed securities	—	—	430	3.55%	—	—	616	4.14%

Total	$998	2.82%	$9,839	3.40%	$346	4.06%	$616	4.14%

	December 31, 2004

			Over One		Over Five
	Due in One Year		Through Five		Through Ten
	or Less		Years		Years		Over Ten Years

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in thousands)
U.S. government and agency securities	$999	1.73%	$7,440	3.25%	$345	4.06%	—	—
Mortgage-backed securities	—		149	4.29%	320	3.08%	723	4.07%

Total	$999	1.73%	$7,589	3.27%	$665	3.59%	$723	4.07%

Investment Policy
      The objective of Northwest Business Bank’s investment policy is to invest funds not otherwise needed to meet the loan demand of its market area to earn the maximum return for Northwest Business Bank, yet still maintain sufficient liquidity to meet fluctuations in Northwest Business Bank’s loan demand and deposit structure. In doing so, Northwest Business Bank balances the market and credit risks against the potential investment return, makes investments compatible with the pledge requirements of Northwest Business Bank’s deposits of public funds, maintains compliance with regulatory investment requirements, and assists the various public entities with their financing needs. The Chief Executive Officer and the Executive Vice President/ Chief Financial Officer are authorized to execute security transactions for the investment portfolio, subject to Northwest Business Bank’s investment policy and monthly review by Northwest Business Bank’s board of directors.
      The investment policy is reviewed annually by Northwest Business Bank’s board of directors. Northwest Business Bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, Northwest Business Bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available for Sale.
      Held to Maturity includes debt securities that Northwest Business Bank has positive intent and ability to hold to maturity; these securities are reported at amortized cost. At June 30, 2005, Northwest Business Bank had no securities Held to Maturity.
      Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. At June 30, 2005, Northwest Business Bank held no securities as Trading Securities.
      Available for Sale securities include those which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from the earnings and reported as a separate component of shareholders’ equity.

      Northwest Business Bank’s investment securities portfolio of approximately $12.460 million at June 30, 2005 consisted of securities available for sale, which are carried at market value. In addition, unrealized losses on investment securities available for sale were approximately $105,000 and there were no unrealized gains. Northwest Business Bank’s investment securities portfolio of approximately $10.587 million at December 31, 2004 consisted of securities available for sale, which are carried at market value. In addition, unrealized losses on investment securities available for sale were approximately $80,000 and there were no unrealized gains.
      At June 30, 2005, Northwest Business Bank had approximately $1.060 million of mortgage-backed securities in the available for sale category. Mortgage-backed securities have uncertain cash flows that are driven by interest rate movements and expose Northwest Business Bank to greater market risk than traditional medium-term notes. All of Northwest Business Bank’s investments of this type are government agency issues (primarily issued by the Federal Home Loan Mortgage Corporation and Federal National Mortgage Association).
      The following tables set forth weighted average yields earned by Northwest Business Bank on its earning assets and the weighted average yields paid on its average deposits and other interest-bearing liabilities for the periods indicated. The table also presents a summary of changes in interest income, interest expense, and the interest rate differential aggregated by the changes in volumes and rates.
Distribution of Assets, Liabilities and Shareholders’ Equity;
Interest Rates and Interest Differential

	Six Months Ended June 30

	2005			2004

		Int			Int
	Avg. Bal.	Inc/(Exp)	Avg. Rate	Avg. Bal.	Inc/(Exp)	Avg. Rate

	(Dollars in thousands)
Assets
Earning assets:
Loans(1)(3)	$122,567	$4,179	6.82%	$103,074	$3,605	6.99%
Interest-bearing deposits and fed funds sold	5,018	87	3.48%	21,474	115	1.07%
Investment securities(2)	11,873	193	3.25%	6,347	98	3.07%

Total earning assets and interest income	139,458	4,460	6.40%	130,895	3,817	5.83%
Noninterest earning assets:
Cash and due from banks	5,992			7,289
Premises and equipment	346			319
Other assets	648			550
Allowance for loan losses	(1,592)			(1,138)

Total noninterest earning assets	5,394			7,020
Total assets	$144,852			$137,916

	Six Months Ended June 30

	2005			2004

		Int			Int
	Avg. Bal.	Inc/(Exp)	Avg. Rate	Avg. Bal.	Inc/(Exp)	Avg. Rate

	(Dollars in thousands)
Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing demand deposits	$51,219	$(497)	1.94%	$48,565	$(376)	1.55%
Savings deposits	644	(3)	0.93%	1,465	(7)	0.91%
Time deposits $100,000 or more	16,795	(249)	2.96%	15,179	(139)	1.83%
Other time deposits	31,828	(493)	3.10%	20,196	(198)	1.96%
Short-term borrowings	11,354	(182)	3.20%	4,039	(24)	1.17%

Total interest-bearing liabilities and interest expense	111,840	1,423	2.55%	89,443	$(743)	1.66%
Noninterest-bearing liabilities:
Demand deposits	15,179			33,127
Other liabilities	1,169			487

Total noninterest-bearing liabilities	16,348			33,614
Shareholders’ equity	16,664			14,859

Total liabilities and shareholders’ equity	$144,852			$137,916

Net interest income and spread		$3,037	3.85%		$3,074	4.17%

Net interest margin — annualized			4.35%			4.70%

(1)	Average loan balance includes nonaccrual loans, if any. Interest income on nonaccrual loans has been included.

(2)	The yield on investment securities is calculated using the historical cost basis.

(3)	Loan fees included in loan revenue totaled $109,818 and $207,611 for the first six months of 2005 and 2004, respectively.

Distribution of Assets, Liabilities and Shareholders’ Equity;
Interest Rates and Interest Differential

	Twelve Months Ended December 31

	2004			2003

		Int			Int
	Avg. Bal.	Inc/(Exp)	Avg. Rate	Avg. Bal.	Inc/(Exp)	Avg. Rate

	(Dollars in thousands)
Assets
Earning assets:
Loans(1)(3)	$107,512	$7,407	6.89%	$78,130	$5,806	7.43%
Interest-bearing deposits and fed funds sold	22,099	295	1.33%	16,193	182	1.12%
Investment securities(2)	7,486	234	3.13%	4,841	206	4.26%

Total earning assets and interest income	137,097	7,936	5.79%	99,164	6,194	6.25%
Noninterest earning assets:
Cash and due from banks	7,798			4,458
Premises and equipment	293			343
Other assets	551			465
Allowance for credit losses	(1,239)			(1,223)

Total noninterest earning assets	7,403			4,043
Total assets	$144,500			$103,207

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing demand deposits	$54,530	$(888)	1.63%	$21,436	$(226)	1.05%
Savings deposits	1,487	(13)	0.85%	845	(10)	1.23%
Time deposits $100,000 or more	14,903	(301)	2.02%	16,209	(341)	2.10%
Other time deposits	18,365	(383)	2.09%	21,634	(547)	2.53%
Short-term borrowings	4,952	(89)	1.80%	2,031	(37)	1.82%

Total interest-bearing liabilities and interest expense	94,237	(1,675)	1.78%	62,156	(1,161)	1.87%
Noninterest-bearing liabilities:
Demand deposits	34,073			26,822
Other liabilities	857			428

Total noninterest-bearing liabilities	34,930			27,250
Shareholders’ equity	15,333			13,802

Total liabilities and shareholders’ equity	$144,500			$103,207

Net interest income and spread		$6,262	4.01%		$5,033	4.38%

Net interest margin			4.57%			5.08%

(1)	Average loan balance includes nonaccrual loans, if any. Interest income on nonaccrual loans has been included.

(2)	The yield on investment securities is calculated using the historical cost basis.

(3)	Loan fees included in loan revenue totaled $348,500 and $293,950 in 2004 and 2003, respectively.

      Changes in interest income and expense and the amounts attributable to rate and volume changes for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003 are presented below. For purposes of this analysis, changes in rate/volume are allocated to rate and volume in the ratio that the absolute value of each bears to the absolute total.

	Net change			Rate			Volume

	6/30/05(1)	12/31/04	12/31/03	6/30/05(1)	12/31/04	12/31/03	6/30/05(1)	12/31/04	12/31/03

	(In thousands)
Earning assets:
Loans(2)	$951	$1,603	$299	$(86)	$(581)	$(352)	$1,037	$2,184	$651
Interest-bearing deposits and fed funds sold	(119)	113	(943)	108	46	(696)	(227)	67	(247)
Investment securities	152	28	137	15	(85)	129	137	113	8

Total interest income	$984	$1,744	$(507)	$37	$(620)	$(919)	$947	$2,364	$412
Interest-bearing liabilities:
Interest-bearing demand deposits	105	664	(149)	159	317	(150)	(54)	347	1
Savings deposits	(7)	2	(4)	0	(6)	(8)	(7)	8	4
Time deposits $100,000 or more	196	(39)	(154)	158	(12)	(151)	38	(27)	(3)
Other time deposits	619	(180)	(451)	350	(97)	(214)	269	(83)	(237)
Short-term borrowings	274	52	(2)	159	(1)	(22)	115	53	20

Total interest expense	1,187	499	(760)	826	201	(545)	361	298	(215)

Net interest income	$(203)	$1,245	$253	$(789)	$(821)	$(374)	$586	$2,066	$627

(1)	Annualized

(2)	Balances of nonaccrual loans, if any, and related income recognized have been included for computational purposes.
      Deposits. Northwest Business Bank’s primary sources of funds are interest-bearing deposits. The following table sets forth Northwest Business Bank’s deposit structure at June 30, 2005 and December 31, 2004, and 2003:

	June 30, 2005		December 31, 2004		December 31, 2003

		% Total		% Total		% Total
	Amount	Deposits	Amount	Deposits	Amount	Deposits

	(Dollars in thousands)
Noninterest-bearing demand	$11,269	10.0%	$25,971	20.9%	$32,212	30.0%
Interest-bearing demand	21,862	19.2%	25,277	20.3%	17,146	15.9%
Money market	20,581	18.5%	29,153	23.4%	22,425	20.9%
Savings	456	0.4%	2,275	1.8%	785	0.7%
Certificates of deposit less than $100,000	36,564	32.5%	27,273	21.9%	19,520	18.2%
Certificates of deposit $100,000 or more	21,829	19.4%	14,491	11.7%	15,457	14.4%

Total deposits	$112,561	100.0%	$124,440	100.0%	$107,545	100.0%

      The following tables present a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods as indicated:

			Years Ended

	Six Months Ended June
	30, 2005		December 31, 2004		December 31, 2003

	Average	Avg. Rate	Average	Avg. Rate	Average	Avg. Rate
	deposits	Paid	deposits	Paid	deposits	Paid

			(Dollars in thousands)
Noninterest-bearing demand	$15,179	0.0%	$34,073	0.0%	$26,822	0.0%
Interest-bearing demand	51,219	1.9%	54,530	1.6%	21,436	1.1%
Savings	644	0.9%	1,487	0.9%	845	1.2%
Certificates of deposit	48,623	3.1%	33,268	2.1%	37,843	1.5%

Total	$115,665	2.2%	$123,358	1.3%	$86,946	1.3%

      At June 30, 2005, December 31, 2004 and 2003, certificates of deposit of $100,000 or more aggregated approximately $21.829 million, $14.491 million, and $15.457 million, respectively. The following table indicates, as of the dates indicated, the dollar amount of $100,000 or more certificates of deposit by the time remaining until maturity:

	June 30, 2005	December 31, 2004	December 31, 2003

		(In thousands)
Maturity in:
3 months or less	$12,487	$8,309	$8,913
Over 3 months through 6 months	5,266	630	1,253
6-12 months	2,876	4,246	3,985
Over 12 months	1,200	1,306	1,306

	$21,829	$14,491	$15,457

      Credit Risk Management and Allowance for Loan Losses. Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of banking. The loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.
      Management’s objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, Northwest Business Bank prices its loan products at a margin above prime rate, the treasury constant maturity, and other indices which it constantly monitors.
      The loan portfolio is regularly reviewed and management determines the amount of loans to be charged off. In addition, such factors as Northwest Business Bank’s previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio are considered. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require Northwest Business Bank to recognize additions to the allowances based on their judgments about information available at the time of their examinations. In addition, any loan or portion thereof that is classified as a “loss” by regulatory examiners is charged-off. For the year ended December 31, 2004, Northwest Business Bank had loan charge-offs of approximately $319,000. For the first six months of 2005, Northwest Business Bank had loan charge-offs of approximately $1,000.

      The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance for loan losses is increased by charging operating expense. The allowance is reduced by loans charged off and is increased by provisions charged to earnings and recoveries on loans previously charged off. Northwest Business Bank grades and classifies loans according to collateral type and assigns a reserve allocation based upon historical and industry experience. Northwest Business Bank further evaluates specific loans for impairment and as necessary, establishes reserves for those loans that are specifically reviewed. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
      When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has occurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; Northwest Business Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the loan balance; and there is little or no near-term prospect for improvement.
      The allowance for loan losses at June 30, 2005 was $1.685 million, or 1.36% of loans outstanding. The allowance for loan losses at December 31, 2004 was $1.475 million, or 1.21% of loans outstanding. The allowance for loan losses at December 31, 2003 was $1.080 million, or 1.14% of loans outstanding. The following table presents data related to Northwest Business Bank’s allowance for loan losses for the six months ended June 30, 2005 and for the years ended December 31, 2004 and 2003.
Summary of Loan Loss Experience and Related Information

		December 31
	Six months ended
	June 30, 2005	2004	2003

	(Dollars in thousands)
Balance at beginning of period	$1,475	$1,080	$1,165
Charge-offs:
Commercial	—	164	883
Real estate construction	—	—	—
Real estate mortgage	—	155	—
Consumer	1	—	—

Total charge-offs	$1	$319	$883
Recoveries:
Commercial	1	89	13
Real estate construction	—	—	—
Real estate mortgage	—	—	—
Consumer	—	—	—

Total recoveries	$1	$89	$13
Net charge-offs	$0	$230	$870
Provision charged to operations	$210	$625	$785

Balance at end of period	$1,685	$1,475	$1,080

		December 31
	Six months ended
	June 30, 2005	2004	2003

	(Dollars in thousands)
Loans outstanding:
End of period (gross)	$123,873	$121,408	$94,760
Average during the period	122,567	107,512	78,130
Ratio of allowance for loan losses at end of period to:
Loans outstanding at end of period	1.36%	1.21%	1.14%
Average loans outstanding during the period	1.37%	1.37%	1.38%
Ratio of net charge offs during the period to average loans outstanding during the period	0.00%	0.21%	1.11%
Loan Loss Reserves Allocation

	June 30, 2005		December 31, 2004		December 31, 2003

	Allocation	Percentage(1)	Allocation	Percentage(1)	Allocation	Percentage(1)

	(Dollars in thousands)
Commercial	$598	36%	$477	32%	$515	48%
Real estate	882	52%	830	56%	386	36%
Construction	164	10%	134	9%	135	13%
Consumer	41	2%	34	2%	44	4%

	$1,685	100%	$1,475	100%	$1,080	100%

(1)	Percentage of loan loss reserves in each category to total loan loss reserve.
      The allocation of the allowance is presented based in part on evaluations of past history and composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.
Risk Elements — Nonaccrual, Past Due and Restructured Loans
      The following tables set forth information regarding non-performing loans of Northwest Business Bank on the dates indicated.
      At June 30, 2005 and December 31, 2004 (in thousands):

	June 30,	December 31,
	2005	2004

Loans accounted for on a nonaccrual basis	$208	$23
Accruing loans which are contractually past due 90 days or more	—	—
Restructured loans	—	—

Total	$208	$23
      At December 31, 2004 and 2003 (in thousands):

	90 Days or More
	Past Due		Nonaccrual		Restructured		Lost Interest

	12/31/04	12/31/03	12/31/04	12/31/03	12/31/04	12/31/03	12/31/04	12/31/03

Commercial	$—	$100	$23	$202	$—	$—	$30	$24
Real estate	—	240	—	240	—	—	—	8
Construction	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—	—

Total	$—	$340	$23	$442	$—	$—	$30	$32

      Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower’s financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.
      Impact of Inflation and Changing Prices. The NWB Financial financial statements and related financial data presented in this document have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time and due to inflation. The impact of inflation on operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of Northwest Business Bank are monetary in nature. As a result, interest rates have a more significant impact on Northwest Business Bank’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services.
      Contractual Obligations and Off-Balance Sheet Arrangements NWB Financial and Northwest Business Bank, in the conduct of ordinary business operations routinely enter into contracts to meet various business needs. These contractual obligations, including operating lease commitments and borrowings from the Federal Home Loan Bank of Seattle, may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contracts. NWB Financial and Northwest Business Bank are also parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets. See notes of NWB Financial’s consolidated financial statements at December 31, 2004 for annual information.
      The following table sets forth our significant contractual obligations as of June 30, 2005:

			* 5
	Within 1 years	1-5 years	years

Federal Home Loan Bank Borrowings	$4,000	$8,096	$—
Reverse repurchase agreements	503	—	—
Operating lease obligations	337	1,632	459

Total	$4,940	$9,728	$459

      The following table sets forth our significant commitments as of June 30, 2005:

June 30, 2005

Commitments to extend credit	$27,533
Standby letters of credit	$1,167
      Liquidity Management. Liquidity management involves the ability to meet the cash-flow involves the ability to meet the cash-flow requirements of customers who are depositors desiring to withdraw funds and borrowers requiring assurance that sufficient funds will be available to meet their credit needs. Northwest Business Bank’s liquidity management practices focus on the ability to generate cash within a reasonable time frame and at a reasonable cost. Northwest Business Bank’s primary sources of liquidity are total cash and due from banks, federal funds sold and its investment portfolio. Northwest Business Bank’s investment portfolio is relatively short term in nature and is structured to provide a steady and predictable stream of cash flows. The majority of the portfolio could also quickly be converted to cash or used as collateral against borrowings at the Federal Reserve Bank. Northwest Business Bank also maintains credit lines with its correspondent banking relationships.
      In order to ensure adequate funds are available at all times, Northwest Business Bank has policies and procedures in place to monitor liquidity levels on a regular basis. Northwest Business Bank is not subject to any specific liquidity requirements imposed by regulatory orders. Northwest Business Bank is subject to general FDIC safety and soundness guidelines. Management believes that its current liquidity levels are adequate.
      Northwest Business Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		Capital Adequacy		Well Capitalized

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	($ In thousands)
June 30, 2005
Total Capital (to risk-weighted assets)	$18,742	14.4%	$10,392	8.0%	$12,990	10.0%
Tier I Capital (to risk-weighted assets)	17,117	13.2%	5,196	4.0%	7,794	6.0%
Tier I Capital (to average assets)	17,117	11.8%	5,811	4.0%	7,264	5.0%
December 31, 2004
Total Capital (to risk-weighted assets)	$17,779	14.1%	$10,117	8.0%	$12,646	10.0%
Tier I Capital (to risk-weighted assets)	16,304	12.9%	5,058	4.0%	7,588	6.0%
Tier I Capital (to average assets)	16,304	10.9%	5,991	4.0%	7,489	5.0%
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
      The unaudited pro forma condensed combined balance sheet set forth below reflects consummation of the merger between Pacific Continental and NWB Financial as if the merger had been consummated on June 30, 2005. The unaudited pro forma condensed combined statements of income for Pacific Continental and NWB Financial for the six months ended June 30, 2005 and for the twelve months ended December 31, 2004 were prepared as if the merger had been consummated as of the beginning of the periods presented. The unaudited pro forma condensed combined financial statements and notes thereto reflect the application of the purchase method of accounting. Under the purchase method of accounting, the assets and liabilities of NWB Financial are recorded on the books of Pacific Continental at their fair value as of the effective time of the merger. The difference between the cost of NWB Financial and the fair value of its identifiable assets, less the fair value of its liabilities, will be recorded as goodwill. The unaudited pro forma condensed combined financial statements included herein are not necessarily indicative of the future results of operations or the future financial position of the combined entities or the results of operations and financial position of the combined entities that would have actually occurred had the transactions been in effect as of the dates or for the periods presented. Such information does not include any pro forma adjustments relating to any future revenue enhancements and reductions in expenses that may be realized.

Pacific Continental Corporation/ NWB Financial Corporation
Unaudited Proforma Condensed Combined Balance Sheet
June 30, 2005

	Pacific	NWB	Pro Forma		Pro Forma
	Continental	Financial	Adjustments		Combined

	(Dollars in thousands)
ASSETS
Cash and due from banks	$20,307	$3,422	$(14,528	)(2)
			(2,426	)(2)
			6,000	(7)	$12,775
Interest-bearing deposits	—	2,241	—		$2,241
Investment securities available for sale	28,639	11,799	—		40,438
Federal funds sold	300	1,871	—		2,171
Loans	488,551	123,873	(796	)(3)	611,628
Allowance for loan losses	(5,506)	(1,685)	—		(7,191)

Loans, net	483,045	122,188	(796)		604,437
Premises and equipment, net	15,152	465			15,617
Goodwill	276	—	21,684	(5)	21,960
Core deposit intangible, net	—	—	1,586	(5)	1,586
Federal Home Loan Bank Stock	2,819	661	—		3,480
Other assets	3,230	760	(87	)(3)
			180	(7)	4,083

Total assets	$553,768	$143,407	$11,613		$708,788

LIABILITIES
Deposits:
Noninterest-bearing	$139,047	$11,269	$—		$150,316
Interest-bearing	311,845	101,292	(1,026	)(3)	412,111

Total deposits	450,892	112,561	(1,026)		562,427
Borrowings and securities sold under agreements to repurchase	47,685	12,599	—		60,284
Trust preferred securities	—	—	6,180	(7)	6,180
Other liabilities	2,058	574	—		2,632

Total liabilities	500,635	125,734	5,154		631,523

Shareholders’ Equity
Common Stock	28,737	13,342	(13,342	)(6)
			22,159	(2)
			1,973	(2)	52,869
Retained earnings	24,561	4,400	(4,400	)(6)	24,561
Accumulated other comprehensive income	(165)	(69)	69	(6)	(165)

Total shareholders’ equity	53,133	17,673	6,459		77,265

Total liabilities and shareholders’ equity	$553,768	$143,407	$11,613		$708,788

See Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Pacific Continental Corporation/ NWB Financial Corporation
Unaudited Proforma Condensed Combined Statement of Income
For the Six Months Ended June 30, 2005

	Pacific	NWB	Pro Forma		Pro Forma
	Continental	Financial	Adjustments		Combined

	(Dollars in thousands except per share data)
Interest Income
Interest and fee income on loans	$17,642	$4,179	$100	(8)	$21,921
Securities available for sale	470	199	(274	)(8)	395
Deposit with banks and federal funds sold	(12)	82	—		70
Other interest income	5	—	—		5

Total interest income	18,105	4,460	(174)		22,391

Interest Expense
Interest on deposits	2,956	1,240	103	(8)	4,299
Other borrowings and securities sold under agreements to repurchase	924	181	185	(8)	1,290

Total interest expense	3,880	1,421	288		5,589

Net interest income	14,225	3,039	(462)		16,802
Provision for credit losses	550	210	—		760

Net interest income after provision for credit losses	13,675	2,829	(462)		16,042

Noninterest Income
Service charges and other fees	1,470	72	—		1,542
Net gain on sale of loans in secondary market	473	—	—		473
Other income	120	—	—		120

Total noninterest income	2,063	72	—		2,135

Noninterest Expense
Salaries and benefits	5,344	1,017	—		6,361
Occupancy and equipment	1,026	297	—		1,323
Other	2,320	391	176	(9)	2,887

Total noninterest expense	8,690	1,705	176		10,571

Income before income tax	7,048	1,196	(638)		7,606
Provision for income tax	2,693	415	(243	)(10)	2,865

Net income	$4,355	$781	$(395)		$4,741

Earnings per common share:
Basic	$0.50	$0.68			$0.47
Diluted	$0.49	$0.66			$0.45
Weighted average shares — basic	8,722,628	1,152,475	(1,152,475)
			1,411,430	(11)	10,134,058
Weighted average shares — diluted	8,981,995	1,192,670	(1,192,670)
			1,555,780	(11)	10,537,775
See Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

Pacific Continental Corporation/ NWB Financial Corporation
Unaudited Proforma Condensed Combined Statement of Income
For the Twelve Months Ended December 31, 2004

	Pacific	NWB	Pro Forma		Pro Forma
	Continental	Financial	Adjustments		Combined

	(Dollars in thousands except per share data)
Interest Income
Interest and fee income on loans	$28,424	$7,406	$199	(8)	$36,029
Securities available for sale	893	229	(548	)(8)	574
Deposit with banks and federal funds sold	15	292	—		307
Other interest income	93	8	—		101

Total interest income	29,425	7,935	(349)		37,011

Interest Expense
Interest on deposits	3,232	1,584	205	(8)	5,021
Other borrowings and securities sold under agreements to repurchase	1,241	89	371	(8)	1,701

Total interest expense	4,473	1,673	576		6,722

Net interest income	24,952	6,262	(925)		30,289
Provision for credit losses	500	625	—		1,125

Net interest income after provision for credit losses	24,452	5,637	(925)		29,164

Noninterest Income
Service charges and other fees	3,196	560	—		3,756
Net gain on sale of loans in secondary market	1,007	—	—		1,007
Gain on sale of investments held for sale	(13)	—	—		(13)
Other income	273	—	—		273

Total noninterest income	4,463	560	—		5,023

Noninterest Expense
Salaries and benefits	9,964	1,936	—		11,900
Occupancy and equipment	1,881	488	—		2,369
Other	4,196	886	352	(9)	5,434

Total noninterest expense	16,041	3,310	352		19,703

Income before income tax	12,874	2,887	(1,277)		14,484
Provision for income tax	4,925	1,011	(485	)(10)	5,451

Net income	$7,949	$1,876	$(792)		$9,033

Earnings per common share:
Basic	$0.93	$1.64			$0.90
Diluted	$0.90	$1.58			$0.87
Weighted average shares — basic	8,572,526	1,143,560	(1,143,560)
			1,411,430	(11)	9,983,956
Weighted average shares — diluted	8,808,149	1,187,957	(1,187,957)
			1,555,780	(11)	10,363,929
See Notes to the Unaudited Proforma Condensed Combined Financial Statements

Pacific Continental Corporation/ NWB Financial Corporation
Notes to Unaudited Pro Forma
Condensed Combined Financial Statements
      (1) Basis of Presentation. The Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2005 has been prepared as if the merger had been consummated on that date. The Unaudited Pro Forma Condensed Combined Statements of Income for the six and twelve month periods ended June 30, 2005 and December 31, 2004, respectively, for Pacific Continental and NWB Financial, have been prepared as if the merger had been consummated at the beginning of the period presented.
      The Unaudited Pro Forma Condensed Combined Balance Sheet is based on historical information from financial statements of Pacific Continental and NWB Financial after giving effect to the merger under the purchase method of accounting and the assumptions and adjustments in the notes that follow.
      Assumptions relating to the pro forma adjustments set forth in the Unaudited Pro Forma Condensed Combined Financial Statements are based, in part, upon estimated fair values. Estimated fair values for securities, loans and borrowings were obtained from appropriate valuation methodologies and market information in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 107, “Disclosures About Fair Values of Financial Instruments.” The resulting discounts on loans and deposits for purposes of these pro forma financial statements are being amortized to interest income and interest expense on a straight line basis over the estimated average term to maturity of 4 years for loans and 5 years for deposits. The actual discounts will be amortized to interest income and expense to produce a constant yield to maturity. Core deposit intangibles created as a result of the transaction are $1,586,013 for non-maturity deposits and in the pro forma financial statements are being amortized to non-interest expense using sum of the years digits amortization.
      (2) Transaction Costs. The cost to acquire NWB Financial’s 1,153,129 shares of common stock assumes payment in cash for 461,252 shares in amount of $14,528,318 and the remaining 691,877 shares exchanged for 1,411,430 shares of Pacific Continental common stock at a price of $15.70 per share. All NWB Financial options (136,580 options outstanding) are assumed to convert into and become an option to purchase Pacific Continental common stock at the completion of the transaction.

(In thousands)
Cash consideration	$14,528
Stock consideration (1,411,430 shares at $15.70 per share)	22,159
Acquisition costs
Accounting, legal and investment banker costs	1,050
Severance and employment contract expenses	600
Fair value of stock options exchanged	1,973
Other direct costs	776

Total Acquisition Costs	4,399

Total Transaction Costs	$41,086

Pacific Continental Corporation/ NWB Financial Corporation
Notes to Unaudited Pro Forma
Condensed Combined Financial Statements — (Continued)
      (3) Purchase accounting adjustments recorded for the merger were as follows:

(In thousands)
NWB Financial’s net assets as of June 30, 2005	$17,673
Fair value adjustments:
Loans receivable	(796)
Deposits	(1,026)

Sub-total net fair value adjustments	230

Deferred tax liability related to the purchase accounting adjustments	(87)

Net assets acquired at estimated fair value	$17,816

      (4) Excess of cost over the estimated fair value of net assets acquired for the merger was calculated as follows:

(In thousands)
Total cost	$41,086
Net assets acquired	(17,816)

Total excess of cost over fair value of net assets acquired	$23,270

      (5) The allocation of excess of cost over the estimated fair value of net assets acquired was calculated as follows:

(In thousands)
Goodwill	$21,684
Core Deposit Intangible (2.5% of core deposits acquired)	1,586

Total excess of cost over fair value of net assets acquired	$23,270

      (6) Purchase accounting adjustments to eliminate NWB Financial’s shareholders’ equity accounts follow:

(In thousands)
Common Stock	$(13,342)
Retained earnings	(4,400)
Accumulated other comprehensive income	69

$(17,673)

      (7) Issuance of junior subordinated debentures (trust preferred securities) recorded in conjunction with the transaction was as follows:

(In thousands)
Trust Preferred Securities	$6,000
3% investment in trust subsidiary	180

Total junior subordinated debentures	$6,180

Pacific Continental Corporation/ NWB Financial Corporation
Notes to Unaudited Pro Forma
Condensed Combined Financial Statements — (Continued)
      (8) Pro forma adjustments to interest income and interest expense were calculated for the transaction as follows:

	For the Six	For the Twelve
	Months Ended	Months Ended
	June 30, 2005	December 31, 2004

	(In thousands)	(In thousands)
Reduction in interest income for cash paid to NWB Financial’s shareholders and cash paid for acquisition costs net of cash received from insurance of trust preferred securities (based on an average annual rate of 5%)	$(274)	$(548)
Accretion of discount on loans (4 years)	100	199

Total net adjustments to interest income	$(174)	$(349)

Accretion of discount on deposits (5 years)	$103	$205
Interest expense related to trust preferred securities issuance (assumed rate of 6.00%)	185	371

Total net adjustments to interest expense	$288	$576

      (9) The core deposit intangible created as a result of the merger is $1,586,013. The core deposit intangible is amortized based on the sum of the years digits amortization method over 8 years. Pro forma adjustment to non-interest expense for the amortization of the core deposit intangible is $176,224 for the six months ended June 30, 2005 and $352,447 for twelve months ended December 31, 2004.
      (10) Pro Forma income tax expense was calculated using an effective tax rate of 38%.
      (11) Pro forma basic earnings per common share is calculated by dividing net income by the average number of common shares outstanding. Diluted earnings per common share is calculated using the same method as basic earnings per common share, but reflects potential dilution of common share equivalents. The basic and diluted weighted average number of common stock and common stock equivalents utilized for the calculation of earnings per share for the periods presented were calculated using Pacific Continental’s historical weighted average common stock and common stock equivalents plus 1,411,430 shares issued to NWB Financial’s shareholders under the terms of the transaction and 144,350 common stock equivalents which represent the additional dilutive effect of options to be issued in the transaction.

INFORMATION ABOUT NEW DIRECTOR
OF PACIFIC CONTINENTAL
      Upon completion of the merger, Michael Heijer will become a director of Pacific Continental Corporation and Pacific Continental Bank:
      Michael Heijer, age 45, has served as Chairman of the Board of NWB Financial and Northwest Business Bank since April 2003 and has been a member of the boards since the formation of each entity. Since 1994, Mr. Heijer has been the President of GranCorp Inc., a privately owned corporation. GranCorp Inc., which also operates GranCorp Holdings LLC, is involved in real estate investments and development projects in the Seattle, Washington and Portland, Oregon areas. Over the past 20 years, Mr. Heijer has also been involved with numerous start-up corporations, including in the following industries: hotels and hospitality, property management, litigation services and financial services. Mr. Heijer received his Bachelor of Arts degree from University of California Berkley in 1985.
DESCRIPTION OF PACIFIC CONTINENTAL CAPITAL STOCK
      Pacific Continental is authorized to issue 25,000,000 shares of common stock, no par value per share. Pacific Continental common stock is listed for trading on the Nasdaq National Market under the symbol “PCBK.” Each share of Pacific Continental common stock has the same relative rights and is identical in all respects with every other share of Pacific Continental common stock. The following summary is not a complete description of the applicable provisions of Pacific Continental’s articles of incorporation and bylaws or of applicable statutory or other law, and is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”
Common Stock
      Voting Rights. The holders of Pacific Continental common stock possess exclusive voting rights in Pacific Continental. Each holder of Pacific Continental common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of Pacific Continental common stock. Holders of shares of Pacific Continental common stock are not entitled to cumulate votes for the election of directors.
      Dividends. The holders of Pacific Continental common stock are entitled to such dividends as the Pacific Continental board may declare from time to time out of funds legally available therefor. Dividends from Pacific Continental depend upon the receipt by Pacific Continental of dividends from its banking subsidiary because Pacific Continental has no other source of income.
      Liquidation. In the event of liquidation, dissolution or winding up of Pacific Continental, the holders of shares of Pacific Continental common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities of Pacific Continental.
      Other Characteristics. Holders of Pacific Continental common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of Pacific Continental common stock that may be issued. Therefore, the Pacific Continental board may authorize the issuance and sale of shares of common stock of Pacific Continental without first offering them to existing shareholders of Pacific Continental. Pacific Continental common stock is not subject to any redemption or sinking fund provisions. The outstanding shares of Pacific Continental common stock are, and the shares to be issued in the merger will be, fully paid and non-assessable.
Preferred Stock
      Pacific Continental is authorized to issue 20,000 shares of no par value per share preferred stock. As of the date of this proxy statement/prospectus, Pacific Continental had no shares of preferred stock issued. The Pacific Continental board of directors is authorized, without further shareholder action and within the limitations set forth in the Articles of Incorporation and summarized below, to issue series of preferred stock shares with such designations, preferences and rights as the board of directors may determine.
      Shares of Pacific Continental preferred stock, if and when issued, will have the following preferences, rights and limitations:

•	each preferred share will have priority to the payment of dividends on common shares;

•	dividends on preferred shares are cumulative, and no distributions may be made as to common shares so long as there are any accrued but unpaid dividends on the preferred shares;

•	each preferred share will have priority to the payments upon dissolution of Pacific Continental as to the common shares;

•	preferred shares may be convertible into common shares if authorized by the board of directors;

•	preferred shares generally do not have voting rights; and

•	holders of preferred shares do not have any preemptive rights to acquire additional preferred or common shares.
COMPARISON OF SHAREHOLDERS’ RIGHTS
      Oregon law and Pacific Continental’s Articles of Incorporation and Bylaws govern the rights of Pacific Continental shareholders and will govern the rights of NWB Financial shareholders who become shareholders of Pacific Continental as a result of the merger. The rights of NWB Financial shareholders are currently governed by Washington law and by NWB Financial’s Articles of Incorporation and Bylaws. The following is a brief summary of certain differences between the rights of Pacific Continental and NWB Financial shareholders. This summary does not purport to be complete and is qualified by the documents and statutes referenced and by other applicable law. See also “Where You Can Find More Information About Pacific Continental.”

NWB FINANCIAL	PACIFIC CONTINENTAL

AUTHORIZED CAPITAL STOCK

Common Stock. 4,000,000 shares authorized, no par value per share. Preferred Stock. No shares of preferred stock are authorized.	Common Stock. 25,000,000 shares authorized, no par value per share. Preferred Stock. 20,000 shares authorized, no par value per share.

NWB FINANCIAL	PACIFIC CONTINENTAL

DIVIDEND RIGHTS

Dividends may be paid on NWB Financial common stock as and when declared by the NWB Financial board of directors out of funds legally available for the payment of dividends. The ability of NWB Financial to pay dividends basically depends on the amount of dividends paid to it by its subsidiary bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on its subsidiary bank by statute or regulation effectively may limit the amount of dividends NWB Financial can pay.	Under Pacific Continental’s articles of incorporation, each share of outstanding preferred stock, if any, is entitled to a dividend from funds legally available for the payment thereof which will have priority to the payment of dividends on common stock as determined by the board of directors. The dividend on preferred shares is cumulative on a daily basis from the date of issue of such shares. So long as there are any accrued but unpaid dividends on the preferred shares, there will be no distribution to or on behalf of the common shares by way of dividend. After all cumulative but unpaid dividends on preferred shares have been paid, the holders of the common shares will be entitled to receive dividends as and when declared by the board of directors. The ability of Pacific Continental to pay dividends on its common stock is also essentially subject to the same factors applicable to NWB Financial, as discussed at left.
BOARD OF DIRECTORS

NWB Financial’s articles of incorporation provide that the number of directors will consist of not fewer than five (5) or more than fifteen (15). The articles further provide that the number of directors elected by the shareholders at the last preceding annual meeting may be increased by not more than two (2) directors by the Board between annual meetings of the shareholders, and no decrease in the number of directors will have the effect of shortening the term of any incumbent director. The number of directors is currently set at eight (8).	Pacific Continental’s articles of incorporation provide that the board of directors will consist of not fewer than six (6) individuals.

Pacific Continental’s bylaws provide the board will consist of eight (8) to twelve (12) directors and all directors will hold office in staggered terms. The bylaws further provide that at least one-half (1/2) of the directors, at the time of their election and during their continuance in office, be citizens of the United States and residents of the State of Oregon. Pacific Continental’s board currently consists of ten (10) directors, each of whom has a staggered three-year term.
PREEMPTIVE RIGHTS

NWB Financial’s shareholders do not have a preemptive right to acquire unissued shares of capital stock of the corporation, whether now or hereafter authorized, or to acquire any obligations issued or sold which are convertible into stock of the corporation, other than such rights, if any, as the board of directors, in its direction, may from time to time determine, and at such price as the board of directors may from time to time fix.	Pacific Continental holders of preferred stock have no preemptive rights as to preferred or common shares.

Pacific Continental holders of common stock have no preemptive rights as to the preferred shares, the common shares into which the preferred shares may be convertible, or any other common shares or options for the common shares.

NWB FINANCIAL	PACIFIC CONTINENTAL

LIQUIDATION RIGHTS

If NWB Financial is liquidated, the holders of NWB Financial common stock are entitled to share, on a pro rata basis, NWB Financial’s remaining assets after provision for liabilities. All outstanding shares of NWB Financial common stock are and the shares to be issued in the merger will be, fully paid and nonassessable.	Pacific Continental’s articles of incorporation provide that upon the dissolution of the corporation, each share of preferred stock, if any, will receive out of the assets of the corporation the amount determined by the board of directors for the applicable series and no more in priority to payment on the common shares. In addition, upon the dissolution of the corporation, after payment in full to the holders of preferred shares, the holders of common shares will receive and be paid all remaining assets of the corporation. All outstanding shares of Pacific Continental common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable.
AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

The Washington Business Corporation Act (“WBCA”) authorizes a corporation’s board of directors to make various changes of to its articles of incorporation without shareholder approval, including changing the corporation’s name and increasing the number of outstanding shares in proportion to a stock split or stock dividend in the corporation’s own shares. Other amendments to NWB Financial’s articles of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or special circumstances it should make no recommendation, and must be approved by two-thirds of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The NWB Financial board of directors may, be a majority vote, amend the corporation’s bylaws.	The Oregon Business Corporation Act (“OBCA”) authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation without shareholder approval. Other amendments to a corporation’s articles of incorporation must be recommended to the shareholders by the board of directors, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment. The Pacific Continental board of directors may, be a majority vote, amend Pacific Continental’s bylaws.

NWB FINANCIAL	PACIFIC CONTINENTAL

APPROVAL OF CERTAIN INTERESTED SHAREHOLDER TRANSACTIONS

The WBCA contains certain “interested shareholder” provisions that apply to publicly traded companies and private companies that have “opted in” to the provisions. In its organizational documents, NWB Financial has not opted to be governed by these statutory provisions.

NWB Financial’s articles of incorporation contain a provision requiring that specified transactions with an “interested shareholder” must be approved by two-thirds of the shareholders of the voting power of the then outstanding shares unless it is (i) approved by a majority vote of the board of directors, or (ii) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include any person or group of affiliated persons who beneficially own 20% (twenty) or more of the outstanding voting shares.	Oregon has a business combination statute, set forth in Sections 60.825 through 60.845 of the OBCA, which generally provides that any person who acquires 15% or more of a corporation’s voting stock (thereby becoming an “interested shareholder”) may not engage in certain “business combinations” with the target corporation for a period of three years following the time the person became an interested shareholder, unless (i) the board of directors of the corporation has approved, prior to the interested shareholder’s acquisition of stock, either the business combination or the transaction that resulted in the person becoming an interested shareholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested shareholder, that person owns at least 85% of the corporation’s voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.

Pacific Continental’s articles of incorporation contain substantially the same “interested shareholder‘ provisions as those set forth in NWB Financial’s articles of incorporation.

NWB FINANCIAL	PACIFIC CONTINENTAL

INDEMNIFICATION AND LIMITATION OF LIABILITY

NWB Financial’s articles of incorporation provide, among other things, that no director, officer-director, former director or former officer-director will be personally liable to the corporation or its shareholders for monetary damages for conduct as a director or officer-director occurring after the effective date of this Article unless the conduct is finally adjudged to have been “egregious conduct.” “Egregious conduct” is defined as intentional misconduct, a knowing violation of law or participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled. In addition, the corporation will indemnify any person who is, or is threatened to be made, a party to any action, suit or proceeding, by reason of the fact that the person is or was a director, officer-director, or subsidiary outside director against judgments, penalties or penalty taxes, fines, settlements and reasonable expenses.

The indemnification limitations described above may be subject to further limitations under the WBCA and the Federal Deposit Insurance Act.	Pacific Continental’s articles of incorporation generally set forth the same indemnification and limitation of liability provisions as NWB Financial’s articles of incorporation, with the exception that the corporation will not be obligated to indemnify any person for any expenses, including attorneys’ fees, incurred as a result of any action set forth in Section 60.047 (2)(d) of the OBCA: (a) any breach of the director’s duty of loyalty to the corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) any unlawful distribution under Section 60.367 of the OBCA; or (d) any transaction from which the director derived an improper personal benefit.
RESTRICTION OF TRANSFER OF SHARES

NWB Financial’s articles and bylaws do not provide any specific limitation on its shareholders’ ability to transfer shares, nor require that the corporation’s shares bear a restrictive legend.	Pacific Continental’s articles and bylaws do not provide any specific limitation on its shareholders’ ability to transfer shares, nor require that the corporation’s shares bear a restrictive legend.

NWB FINANCIAL	PACIFIC CONTINENTAL

POTENTIAL “ANTI-TAKEOVER PROVISIONS”

In addition to the provisions discussed above under “Approval of Certain Transactions,” NWB Financial’s articles of incorporation require the board of directors to consider non-monetary factors in evaluating certain takeover bids to determine what is in the best interests of NWB Financial shareholders, including the social and economic effects on its employees, customers, suppliers and other constituents of NWB Financial and its subsidiaries and on the communities in which NWB Financial and its subsidiaries operate or are located.

In addition, the WCBA requires prior approval of an acquisition by means of a tender offer, a proxy contest, merger, or otherwise by a majority of the board of directors of the target corporation and 66 2/3% of the corporation’s outstanding voting stock.	In addition to the provisions discussed above under “Approval of Certain Transactions,” Pacific Continental’s articles of incorporation include certain provisions that could make more difficult the acquisition of Pacific Continental by means of a tender offer, a proxy contest, merger or otherwise. These provisions include (i) a “staggered board,” whereby only one-third of the members of the board of directors are elected in any particular year, (ii) the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, but may potentially be used by management to make more difficult uninvited attempts to acquire control of Pacific Continental.

Pacific Continental’s articles of incorporation also allow the board of directors to consider non-monetary factors in evaluating certain takeover bids to determine what is in the best interests of Pacific Continental shareholders, including the social and economic effects on its employees, customers, suppliers and other constituents of Pacific Continental and its subsidiaries and on the communities in which Pacific Continental and its subsidiaries operate or are located.
CERTAIN LEGAL MATTERS
      The validity of the Pacific Continental common stock to be issued in the merger will be passed upon for Pacific Continental by Graham & Dunn PC. Graham & Dunn PC will also deliver an opinion concerning certain federal income tax consequences of the merger.
EXPERTS
      The consolidated financial statements of Pacific Continental Corporation and subsidiary as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Zirkle, Long, Trigueiro & Ward, LLC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
      The audited financial statements of NWB Financial Corporation and subsidiary as of December 31, 2004, and for the year ended December 31, 2004, have been included in this proxy statement/prospectus in reliance on the report of Moss Adams LLP, included herein, and upon the authority of said firm as experts in accounting and auditing.
      The audited financial statements of NWB Financial Corporation and subsidiary as of December 31, 2003, and for each of the two years in the period ended December 31, 2003, have been included in this proxy statement/prospectus in reliance on the report of McGladrey & Pullen, LLP, included herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
BY PACIFIC CONTINENTAL
      The Securities and Exchange Commission allows Pacific Continental to “incorporate by reference” information into this proxy statement/prospectus, which means that Pacific Continental can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information superseded by information contained directly in this document. This prospectus incorporates by reference the documents set forth below that Pacific Continental has previously filed with the SEC (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	Annual Report on Form 10-K for the year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2005;

•	Proxy Statement for Pacific Continental’s 2005 Annual Meeting of Shareholders; and

•	Current Reports on Form 8-K filed April 8, 2005; April 20, 2005; and August 18, 2005.
      Pacific Continental is also incorporating by reference additional documents that Pacific Continental files with the SEC between the date of this proxy statement/prospectus and the date of the special meeting of NWB Financial shareholders (other than current reports furnished under Item 2.01 or Item 7.01 of Form 8-K).
      You can obtain the documents that are incorporated by reference through Pacific Continental or the SEC. You can obtain the documents from the SEC, as described under “References to Additional Information About Pacific Continental.” These documents are also available from Pacific Continental without charge, excluding exhibits unless Pacific Continental has specifically incorporated such exhibits by reference in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them from Pacific Continental at 111 West 7th Avenue, Eugene, Oregon 97401, telephone number (541) 686-8685, ATTN: Shannon Coffin, Executive Secretary. If you would like to request documents from Pacific Continental, please do so by November 15, 2005 to receive them before the NWB Financial special shareholders meeting. Certain reports can also be found on Pacific Continental’s website at www.therightbank.com.
      Pacific Continental has supplied all of the information concerning it contained in this proxy statement/prospectus, and NWB Financial has supplied all of the information concerning it.
      You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated October 28, 2005. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to NWB Financial shareholders nor the issuance of Pacific Continental common stock in the merger will create any implication to the contrary.

NWB FINANCIAL CORPORATION FINANCIAL STATEMENTS

Index to NWB Financial Corporation Financial Statements	F-1

NWB Financial Corporation Unaudited Interim Consolidated Financial Statements

Balance Sheet
At June 30, 2005 and December 31, 2004	F-2

Statement of Income
Six months ended June 30, 2005 and June 30, 2004	F-3

Statement of Cash Flows
Six months ended June 30, 2005 and June 30, 2004	F-4

Notes to Unaudited Interim Consolidated Financial Statements	F-5

NWB Financial Corporation Audited Consolidated Annual Financial Statements

Independent Auditor’s Report (Moss Adams LLP)	F-6

Independent Auditor’s Report (McGladrey & Pullen, LLP)	F-7

Balance Sheet at December 31, 2004 and December 31, 2003	F-8

Statement of Income
Years ended December 31, 2004, 2003 and 2002	F-9

Statement of Changes in Shareholders’ Equity
At December 31, 2004, 2003, 2002 and 2001	F-10

Statement of Cash Flows
Years ended December 31, 2004, 2003 and 2002	F-11

Notes to Consolidated Financial Statements	F-12

NWB FINANCIAL CORPORATION
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET

	June 30, 2005	December 31, 2004

	(Dollars in 000’s)
	(Unaudited)	(Audited)
ASSETS
Cash and due from banks	$3,422	$6,159
Federal funds sold	1,871	3,190

Cash and cash equivalents	5,293	9,349
Interest-bearing deposits at other financial institutions	2,241	16,120
Securities available-for-sale	11,799	9,976
Federal Home Loan Bank stock, at cost	661	611
Loans	123,873	121,408
Allowance for loan losses	(1,685)	(1,475)

Net loans	122,188	119,933
Bank premises & equipment	465	243
Accrued interest receivable	632	560
Other assets	128	118

TOTAL ASSETS	$143,407	$156,910

LIABILITIES & SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Demand deposits, non-interest bearing	$11,269	$25,971
Savings and interest-bearing demand	42,899	56,705
Time	58,393	41,764

Total deposits	112,561	124,440
Borrowings	12,599	14,635
Accrued interest payable	314	189
Other liabilities	260	770

Total liabilities	125,734	140,034

Shareholders’ equity
Common stock(1)	13,342	13,328
Accumulated surplus	4,400	3,601
Unrealized gain/loss on securities	(69)	(53)

Total Shareholders’ Equity	17,673	16,876

TOTAL LIABILITIES AND EQUITY	$143,407	$156,910

(1)	Common Stock (no par value) 4,000,000 shares authorized: 1,153,129 and 1,152,226 issued and outstanding in 2005 and 2004, respectively.

CONSOLIDATED STATEMENT OF INCOME

	For the Six Months Ended

	June 30, 2005	June 30, 2004

	(Dollars in 000’s)
	(Unaudited)
INTEREST INCOME
Loans, including fees	$4,179	$3,605
Federal funds	34	57
Investment securities	199	103
Deposits in other banks	48	53

Total Interest Income	4,460	3,818
INTEREST EXPENSE
Deposits	1,240	718
Borrowings	181	24

Total Interest Expense	1,421	742
NET INTEREST INCOME	3,039	3,076
Less: Provision for Loan Losses	210	305

Net Interest Income After Provision for Loan Losses	2,829	2,771
NON-INTEREST INCOME	72	281
NON-INTEREST EXPENSE
Salaries and employee benefits	1,017	922
Occupancy and equipment	195	164
Furniture and equipment	102	104
Data processing	95	81
City and state taxes	71	63
Other expenses	225	414

Total Noninterest Expense	1,705	1,748
INCOME BEFORE PROVISION FOR INCOME TAXES	$1,196	$1,304

Provision for Income Taxes	415	459
INCOME AFTER PROVISION FOR INCOME TAXES	$781	$845

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Six Months Ended

	June 30, 2005	June 30, 2004

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$781	$845
Adjustments to reconcile net income to net cash from operating activities
Provision for credit losses	210	305
Depreciation and amortization	77	70
Accretion and amortization, net	(5)	6
Stock dividends received	(3)	(6)
Deferral of loan origination costs and fees, less amortization	75	159
Increase in accrued interest receivable	(72)	(72)
Increase (decrease) in accrued interest payable	125	37
Other assets and liabilities, net	(491)	(313)

Net cash from operating activities	697	1,031

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits in banks	13,879	(6,168)
Activity in securities available-for-sale
Purchases	(2,989)	(3,090)
Maturities	1,144	1,029
Purchases of Federal Home Loan Bank stock	(47)	(125)
Increase in loans made to customers, net of principal
Collections	(2,540)	(9,498)
Purchases of premises and equipment	(299)	(23)

Net cash from investing activities	9,148	(17,875)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits	(11,879)	16,790
Net increase (decrease) in borrowings	(2,036)	(115)
Exercise of options	14	214

Net cash from financing activities	(13,901)	16,889

NET INCREASE IN CASH AND CASH EQUIVALENTS	(4,056)	45
CASH AND CASH EQUIVALENTS, beginning of year	9,349	20,367

CASH AND CASH EQUIVALENTS, end of period	$5,293	$20,412

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$1,546	$779
Income taxes	$610	$525

NWB Financial Corporation
Notes to Unaudited Interim Consolidated Financial Statements

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business
      NWB Financial is a Washington state corporation that, through its wholly-owned subsidiary Northwest Business Bank, a Washington state chartered Bank (the Bank), provides a full range of banking services to commercial and consumer customers through two branches located in Seattle and Bellevue. The Bank’s business is concentrated in the Puget Sound area and is subject to the general economic conditions of this area.
      The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general industry practices.

Use of estimates
      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Interim financial information
      The accompanying unaudited consolidated financial statements as of June 30, 2005 and 2004 have been prepared in condensed format, and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.
      The information furnished in these interim statements reflects all adjustments that are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a normal recurring nature. The results of operation in the interim statements are not necessarily indicative of the results that may be expected for any other quarter or for the full year.
      A statement of stockholders’ equity is not included as part of these interim financial statements since there have been no material changes in the capital structure of the Bank during the six months ended June 30, 2005.

Legal matters
      The Bank is subject to various claims, legal proceedings and investigations that may arise in the ordinary course of business. Management believes the resolution of claims and pending litigation will not have a material effect to the financial position or results of operations of the Bank.

Note 2.	Subsequent Event
      On August 17, 2005, the Bank entered into a definitive agreement to merge into another banking organization for approximately $37 million in cash and common stock. The transaction, which is subject to shareholder and regulatory approvals, is expected to close in the fourth quarter of 2005.

NWB Financial Corporation Audited Annual Consolidated Financial Statements
INDEPENDENT AUDITOR’S REPORT
To the Board of Directors and Shareholders
NWB Financial Corporation and Subsidiary
      We have audited the accompanying consolidated balance sheet of NWB Financial Corporation and Subsidiary as of December 31, 2004 and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NWB Financial Corporation and Subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Everett, Washington
February 25, 2005

Independent Auditor’s Report
Board of Directors
NWB Financial Corporation
Seattle, Washington
      We have audited the accompanying consolidated balance sheet of NWB Financial Corporation and Subsidiary as of December 31, 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall the consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NWB Financial Corporation and Subsidiary as of December 31, 2003, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.
Tacoma, Washington
January 23, 2004

CONSOLIDATED BALANCE SHEET

	December 31,

	2004	2003

	(Dollars in thousands)
ASSETS
Cash and due from banks	$6,159	$7,287
Federal funds sold	3,190	13,080

Cash and cash equivalents	9,349	20,367
Interest-bearing deposits at other financial institutions	16,120	6,801
Securities available-for-sale	9,976	4,972
Federal Home Loan Bank stock, at cost	611	202
Loans	121,408	94,760
Allowance for credit losses	(1,475)	(1,080)

Net loans	119,933	93,680

Premises and equipment, net	243	344
Accrued interest receivable	560	400
Other assets	118	81

Total assets	$156,910	$126,847

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposits
Demand, non-interest bearing	$25,971	$32,212
Savings and interest-bearing demand	56,705	40,356
Time	41,764	34,977

Total deposits	124,440	107,545
Borrowings	14,635	3,543
Accrued interest payable	189	124
Other liabilities	770	833

Total liabilities	140,034	112,045

SHAREHOLDERS’ EQUITY
Common stock (no par value); authorized 4,000,000 shares; issued and outstanding: 2004 — 1,152,226 shares; 2003 — 1,131,346 shares	13,328	13,104
Retained earnings	3,601	1,725
Accumulated other comprehensive income (loss)	(53)	(27)

Total shareholders’ equity	16,876	14,802

Total liabilities and shareholders’ equity	$156,910	$126,847

See accompanying notes

CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31,

	2004	2003	2002

	(Dollars in thousands)
INTEREST INCOME
Loans	$7,406	$5,806	$5,508
Federal funds sold and deposits at other financial institutions	292	182	333
Securities available-for-sale	229	198	229
Dividends on Federal Home Loan Bank stock	8	8	5

Total interest income	7,935	6,194	6,075

INTEREST EXPENSE
Deposits	1,584	1,124	1,848
Borrowings	89	37	39

Total interest expense	1,673	1,161	1,887

Net interest income	6,262	5,033	4,188
PROVISION FOR CREDIT LOSSES	625	785	797

Net interest income after provision for credit losses	5,637	4,248	3,391

NON-INTEREST INCOME
Service charges on deposit accounts	116	163	171
Wire transfer fees	205	235	188
Other operating income	239	160	75

Total non-interest income	560	558	434

NON-INTEREST EXPENSE
Salaries and employee benefits	1,936	1,682	1,394
Occupancy	311	322	289
Furniture and equipment	177	183	151
Data processing	168	147	144
City and state taxes	136	103	94
Other	582	700	506

Total non-interest expense	3,310	3,137	2,578

Income before provision for income taxes	2,887	1,669	1,247
PROVISION FOR INCOME TAXES	1,011	582	320

NET INCOME	$1,876	$1,087	$927

See accompanying notes

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

				Accumulated
	Common Stock			Other
			Retained	Comprehensive
	Shares	Amount	Earnings	Income (Loss)	Total

	(Dollars in thousands)
BALANCE, December 31, 2001	1,110,370	$12,895	$(318)	$50	$12,627
Comprehensive income
Net income	—	—	927	—	927
Other comprehensive income (loss)
Change in fair value of securities available-for-sale, net	—	—	—	(3)	(3)

Comprehensive income					924

Options exercised	7,500	75	—	—	75

Tax benefit from exercise of stock options	—	—	14	—	14

BALANCE, December 31, 2002	1,117,870	12,970	623	47	13,640
Comprehensive income
Net income	—	—	1,087	—	1,087
Other comprehensive income (loss)
Change in fair value of securities available-for-sale, net	—	—	—	(74)	(74)

Comprehensive income					1,013

Options exercised	13,476	134	—	—	134
Tax benefit from exercise of stock options	—	—	15	—	15

BALANCE, December 31, 2003	1,131,346	13,104	1,725	(27)	14,802
Comprehensive income
Net income	—	—	1,876	—	1,876
Other comprehensive income (loss)
Change in fair value of securities available-for-sale, net	—	—	—	(26)	(26)

Comprehensive income					1,850

Options exercised	20,880	224	—	—	224

BALANCE, December 31, 2004	1,152,226	$13,328	$3,601	$(53)	$16,876

See accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,

	2004	2003	2002

	(Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,876	$1,087	$927
Adjustments to reconcile net income to net cash from operating activities
Provision for credit losses	625	785	797
Depreciation and amortization	141	155	130
Deferred income tax (benefit)	(129)	135	(6)
Accretion and amortization, net	6	(10)	(4)
Stock dividends received	(8)	(8)	(5)
Deferral of loan origination costs and fees, less amortization	253	66	5
Increase in accrued interest receivable	(160)	(40)	—
Decrease in accrued interest payable	65	(24)	(71)
Gain on sale of foreclosed properties	—	(44)	—
Other assets and liabilities, net	42	600	(169)

Net cash from operating activities	2,711	2,702	1,604

CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease in interest-bearing deposits in banks	(9,319)	5,268	7,543
Activity in securities available-for-sale
Purchases	(6,586)	(5,848)	(4,724)
Maturities	1,537	5,301	5,390
Purchases of Federal Home Loan Bank stock	(401)	(104)	(24)
Increase in loans made to customers, net of principal collections	(27,131)	(25,025)	(10,733)
Purchases of premises and equipment	(40)	(150)	(166)
Proceeds from sales of foreclosed properties	—	98	—

Net cash from investing activities	(41,940)	(20,460)	(2,714)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	16,895	22,132	6,370
Net increase in borrowings	11,092	2,725	(382)
Exercise of options	224	134	75

Net cash from financing activities	28,211	24,991	6,063

NET INCREASE IN CASH AND CASH EQUIVALENTS	(11,018)	7,233	4,953
CASH AND CASH EQUIVALENTS, beginning of year	20,367	13,134	8,181

CASH AND CASH EQUIVALENTS, end of year	$9,349	$20,367	$13,134

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid	$1,608	$1,185	$1,958
Income taxes	$950	$305	$350
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING ACTIVITIES
Fair value adjustment of securities available-for-sale	$(40)	$(74)	$(3)
Foreclosed properties acquired in settlement of loans	$—	$54	$—
See accompanying notes

Note 1 — Summary of Significant Accounting Policies
      Basis of consolidation and operations — The consolidated financial statements include the accounts of NWB Financial Corporation (the Company) and its wholly owned subsidiary, Northwest Business Bank (the Bank). All significant intercompany transactions and balances have been eliminated. The Company is a bank holding company, which operates primarily through its subsidiary, the Bank. The Bank’s primary source of revenue is providing financial services to individuals and small- to mid-sized businesses.
      Consolidated financial statement presentation — The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses.
      Certain prior year amounts have been reclassified, with no change to net income or shareholders’ equity, to conform to the 2004 presentation. All dollar amounts, except per share information, are stated in thousands.
      Cash and cash equivalents — For the purpose of cash flows, cash and cash equivalents include cash and federal funds sold, all of which mature within ninety days.
      The Company maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.
      Interest bearing deposits at other financial institutions — Interest bearing deposits at other financial institutions mature within one year and are carried at cost.
      Securities available-for-sale — Securities available-for-sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank’s asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available-for-sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders’ equity entitled “accumulated other comprehensive income (loss).” Realized gains and losses on securities available-for-sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.
      Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. Management periodically evaluates securities for other-than-temporary impairment. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for the period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
      Federal Home Loan Bank stock — The Bank, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans or 5% of advances from the FHLB. The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by the FHLB at the $100 per share par value and are at the discretion of the FHLB.
      Loans — Loans are stated at the amount of unpaid principal, reduced by net deferred loan origination fees, charge-offs and the allowance for credit losses. Interest on loans is accrued daily based on the

Note 1 — Summary of Significant Accounting Policies (continued)
principal amount outstanding. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the yield of the related loans over their terms using the effective interest method.
      Generally the accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on non-accrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.
      Allowance for credit losses — The allowance for credit losses is maintained at a level sufficient to provide for probable credit losses based on evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management’s continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, delinquency levels, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The detailed analysis includes techniques to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.
      The appropriateness of the allowance for credit losses on loans is estimated based upon these factors and trends identified by management at the time consolidated financial statements are prepared. When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.
      In accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, an amendment of SFAS No. 114, a loan is considered impaired when it is probable that a creditor will be unable to collect all amounts (principal and interest) due according to the contractual terms of the loan agreement. Smaller balance homogenous loans, such as residential mortgage loans and consumer loans, are collectively evaluated for potential loss. When a loan has been identified as being impaired, the amount of the impairment is measured by using discounted cash flows, except when, as a practical expedient, the current fair value of the collateral, reduced by costs to sell, is used. When the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest and net deferred loan fees or costs), impairment is recognized by creating or adjusting an allocation of the allowance for credit losses.
      A provision for credit losses is charged against income and is added to the allowance for credit losses based on quarterly assessments of the loan portfolio. The allowance for credit losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications and actual loss experience of

Note 1 — Summary of Significant Accounting Policies (continued)
the loan portfolio. While management has allocated the allowance for credit losses to various loan portfolio segments, the allowance is general in nature and is available for the loan portfolio in its entirety.
      The ultimate recovery of all loans is susceptible to future market factors beyond the Bank’s control. These factors may result in losses or recoveries differing significantly from those provided in the consolidated financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.
      Premises and equipment — Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets which range from one to eight years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Gains or losses on dispositions are reflected in earnings.
      Foreclosed properties — Real estate properties and other personal property acquired through, or in lieu of, foreclosure or repossession, are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed properties is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values. Any subsequent reductions in carrying values and revenue and expense from the operations of properties are charged to non-interest income.
      Transfers of financial assets — Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
      Income taxes — Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled and are determined using the liability method. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.
      Off-balance sheet credit related financial instruments — In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under the credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.
      Stock-based compensation — At December 31, 2004, the Company has two stock-based employee and director compensation plans, which are described more fully in Note 12. The Company accounts for those plans under the recognition and measurement principles of APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following illustrates the effect on net income and earnings per share for the years ended December 31, if the Company had applied the fair value recognition

Note 1 — Summary of Significant Accounting Policies (continued)
provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation awards for the effects of all options granted:

	2004	2003	2002

Net income, as reported	$1,876	$1,087	$927
Less total stock-based compensation expense determined under fair value method for all qualifying awards, net of tax effects	(95)	(108)	(125)

Pro forma net income	$1,781	$979	$802

      Fair values of financial instruments — The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these consolidated financial statements:

Cash and cash equivalents and interest-bearing deposits at other financial institutions — The carrying amounts of cash, interest-bearing deposits at other financial institutions and federal funds sold approximate their fair values.

Securities available-for-sale — Fair values of securities are based on quoted market prices.

Federal Home Loan Bank stock — The carrying value of Federal Home Loan Bank stock approximates its fair value.

Loans — For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities — The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposits are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

Borrowings — The carrying amounts of securities sold under agreements to repurchase and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Borrowings with a duration in excess of one year — The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest — The carrying value of accrued interest approximates its fair value.

Off-balance-sheet instruments — The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Company’s off-balance-sheet instruments consist of non-fee

Note 1 — Summary of Significant Accounting Policies (continued)

producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

Comprehensive income — Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Advertising costs — The Company expenses advertising expense as incurred. Total advertising expenses were insignificant in 2004 and 2003.
Note 2 — Restricted Assets
      Federal Reserve Board regulations require that the Bank maintain certain minimum reserve balances either as cash on hand or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The amount of such balances for the years ended December 31, 2004 and 2003 was $1,742 and $770, respectively.
      At December 31, 2004 and 2003, $100 of interest-bearing deposits at other financial institutions was restricted as part of the Company’s contract with its credit card service provider.
Note 3 — Securities Available-for-Sale
      Securities have been classified as available-for-sale according to management’s intent. The amortized cost of securities and their approximate fair values were as follows at December 31:

			Gross Unrealized Losses
		Gross			Estimated
	Amortized	Unrealized	Less Than	12 Months	Fair
	Cost	Gains	12 Months	or Longer	Value

December 31, 2004
U.S. Treasury securities	$999	$—	$—	$—	$999
U.S. Government agency securities	9,057	—	10	70	8,977

	$10,056	$—	$10	$70	$9,976

December 31, 2003
U.S. Government agency securities	$5,012	$2	$42	$—	$4,972

      There were no sales of securities in 2004, 2003 and 2002.
      Certain investment securities shown above currently have fair values less than amortized cost and therefore contain unrealized losses. The Bank has evaluated these securities and has determined that the decline in value is temporary, and is related to the change in market interest rates since purchase. The decline in value is not related to any company or industry specific event. At December 31, 2004, there are approximately 26 investment securities with unrealized losses. The Bank anticipates full recovery of amortized cost with respect to these securities at maturity, or sooner in the event of a more favorable market interest rate environment.

Note 3 — Securities Available-for-Sale (continued)
      The contractual maturities of securities available for sale at December 31, 2004 are as follows:

	Amortized	Fair
	Cost	Value

Due from one year to five years	$8,649	$8,587
Due from five to ten years	673	665
Due after ten years	734	724

	$10,056	$9,976

      Expected maturities will differ from contractual maturities as issues of certain debt securities have the right to call or prepay their obligations without penalty. There were no sales of securities in 2004 or 2003. Securities, carried at approximately $3,413 at December 31, 2004 and $1,239 at December 31, 2003, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.
Note 4 — Loans
      Loans at December 31 consist of the following:

	2004	2003

Commercial	$27,034	$23,136
Real estate
Residential 1-4 family	5,867	8,525
Residential multi-family	7,960	5,385
Commercial	70,656	43,985
Construction	7,276	9,489
Consumer	3,045	4,635

Total commercial real estate and consumer loans	121,838	95,155
Less net deferred loan origination fees	430	395

Total loans	$121,408	$94,760

      Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2004	2003	2002

Balance at beginning of year	$1,080	$1,165	$906
Provision for credit losses	625	785	797
Charge-offs	(319)	(883)	(558)
Recoveries	89	13	20

Balance at end of year	$1,475	$1,080	$1,165

      Following is a summary of information pertaining to impaired loans:

	2004	2003

Impaired loans without a valuation allowance	$—	$359
Impaired loans with a valuation allowance	23	83

Total impaired loans	$23	$442

Valuation allowance related to impaired loans	$23	$83
Average investment in impaired loans	$181	$1,319
Interest income recognized on a cash basis on impaired loans	$3	$—

Note 4 — Loans (continued)
      At December 31, 2004, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due still accruing interest at December 31, 2004, 2003 and 2002.
      Certain related parties of the Bank, principally Bank directors and their associates, are loan customers of the Bank in the ordinary course of business. Total loans outstanding at December 1, 2004 and 2003 to key officers and directors were $1,566 and $1,137, respectively. During 2004, loan advances totaled $570, and loan repayments totaled $142 on these loans.
Note 5 — Premises and Equipment
      The components of premises and equipment at December 31 are as follows:

	2004	2003

Leasehold improvements	$276	$275
Furniture and equipment	639	603

	915	878
Less accumulated depreciation and amortization	672	534

Total premises and equipment	$243	$344

      The Bank leases premises under operating leases expiring in 2011. Rental expense for leased premises was $242, $253 and $228 for 2004, 2003 and 2002, respectively, which is included in occupancy expense. Depreciation and amortization expense approximated $141, $155 and $130 for the years ended December 31, 2004, 2004 and 2002, respectively.
      Minimum net rental commitments under noncancelable leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

Year Ending
December 31,	Amount

2005	$248
2006	270
2007	277
2008	284
2009	291
Thereafter	501

$1,871

      The leases contain escalation clauses based on increases in property taxes and other costs.
Note 6 — Deposits
      The composition of deposits at December 31 is as follows:

	2004	2003	2002

Demand deposits, non-interest bearing	$25,971	$32,212	$19,967
NOW and money market accounts	54,430	39,572	19,961
Savings deposits	2,275	784	889
Time certificates, $100,000 or more	14,491	15,457	19,486
Other time certificates	27,273	19,520	25,110

	$124,440	$107,545	$85,413

Note 6 — Deposits (continued)
      Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

Year Ending
December 31,	Amount

2005	$30,374
2006	5,124
2007	6,266
2008	—

$41,764

      Deposits from related parties held by the Bank at December 31, 2004 amounted to $9,542.
Note 7 — Borrowings
      Borrowings at December 31, 2004 consist of $289 of securities sold under agreements to repurchase and $14,346 of advances from the Federal Home Loan Bank of Seattle. The Bank has pledged $689 of securities available-for-sale to secure the repurchase agreements and has a blanket pledge of 15% of assets at December 31, 2004 to collateralize the FHLB advances. Borrowings at December 31, 2003 consist of $243 of securities sold under agreements to repurchase and $3,300 of advances from the Federal Home Loan Bank of Seattle. Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Bank has pledged $493 of securities available-for-sale to secure the repurchase agreements and has a blanket pledge of 10% of assets at December 31, 2003 to collateralize the FHLB advances.
      FHLB advances at December 31, 2004 are summarized as follows:

		Weighted
		Average
Maturity Date		Interest
At December 31,	Amount	Rate

2005	$6,000	2.35%
2006	3,000	3.48%
2007	1,346	2.91%
2008	2,000	3.48%
2009	2,000	3.05%

	$14,346	2.89%

      At December 31, 2004, the Bank had an unused line of credit from the FHLB — Seattle of approximately $9,190 subject to the availability of eligible collateral. The Bank’s credit line with FHLB — Seattle is 15% of total assets, or up to approximately $23,936.
Note 8 — Employee Benefits
      The Company has a combined 401(k) and profit-sharing plan covering substantially all employees who have attained the age of 21. Contributions to the 401(k) profit-sharing plan consist of a 3% safe harbor non-elective contribution and a matching contribution, which are at the discretion of the Board of Directors. Total contributions by the Company to the plan were $56, $53 and $25 in 2004, 2003 and 2002, respectively.

Note 9 — Income Taxes
      Income taxes are comprised of the following for the years ended December 31:

	2004	2003	2002

Current	$1,140	$447	$326
Deferred (benefit)	(129)	135	(6)

	$1,011	$582	$320

      The following is a reconciliation between the statutory and the effective federal income tax rate for the years ended December 31:

	2004		2003		2002

		Percent of		Percent of		Percent of
		Pre-Tax		Pre-Tax		Pre-Tax
	Amount	Income	Amount	Income	Amount	Income

Income tax at statutory rates	$1,004	34.0	$584	35.0	$436	35.0
Decrease allowance resulting from reversal of valuation allowance					(110)	(8.8)
Other	7	0.3	(2)	(0.1)	(6)	(0.5)

Total income tax expense	$1,011	34.3	$582	34.9	$320	25.7

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

	2004	2003

Deferred tax assets
Organization costs	$4	$7
Allowance for credit losses	348	177
Unrealized loss on securities available for sale	27	13

Total deferred tax assets	379	197

Deferred tax liabilities
Cash basis reporting		32
Deferred income	296	275
Accumulated depreciation	21	6
Other	35	—

Total deferred tax liabilities	352	313

Net deferred tax asset (liability)	$27	$(116)

Note 10 — Commitments and Contingencies
      The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.
      The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and

Note 10 — Commitments and Contingencies (continued)
conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank’s commitments at December 31 is as follows:

	2004	2003

Commitments to extend credit
Real estate secured	$10,420	$10,031
Other	15,430	7,476

	$25,850	$17,507

Commercial letters of credit	$222	$—

Standby letters of credit	$559	$1,061

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn on, the total commitment amounts do not necessarily represent future cash requirements. The Bank’s experience has been that approximately 70% of loan commitments are drawn on. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank on extension of credit, is based on management’s credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.
      Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.
      Standby letters-of-credit are conditional commitment issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary. The fair values of standby letters-of-credit and guarantees at December 31, 2004 and 2003 were insignificant.
      The Bank has agreements with commercial banks for lines of credit totaling $12,500, none of which was used at December 31, 2004, and credit lines with the Federal Reserve Bank totaling $471 and the Federal Home Loan Bank of Seattle totaling 15% of assets, of which $14,346 was used at December 31, 2004. These credit lines are based on a percent of collateral pledged.
      Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.
Note 11 — Significant Concentrations of Credit Risk
      Most of the Bank’s business activity is with customers located in the State of Washington. A substantial portion of the loan portfolio is represented by real estate loans throughout western Washington. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area. Loans are generally limited by state banking regulations, to 20% of the Bank’s shareholder’s equity, excluding accumulated other comprehensive income (loss). Standby letters of credit were granted primarily to commercial borrowers.

Note 12 — Employees and Director Stock Option Plans
      Under the Company’s two incentive stock option plans, the Company may grant both incentive and non-qualified options for up to 223,600 shares of its common stock to certain key employees and directors. The exercise price of each option equals the fair market value of the Company’s stock on the date of grant, and an option’s maximum term is ten years. Options granted vest over a five-year period at various rates ranging from 10% to 100% per year. At December 31, 2004, options for 34,754 shares are available for future grant. The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions for the year ended December 31:

	2004	2003	2002

Dividend yield	0%	0%	0%
Expected life	7 years	7 years	7 years
Risk-free interest rate	4.34%	3.32%	3.84%
Expected volatility	10%	15%	11%
      The weighted average fair value of options granted during 2004, 2003 and 2002 was $3.13, $4.10 and $4.18, respectively.
      The Black-Scholes model used by the Company to calculate the option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models require highly subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. Accordingly, management believes that this model does not necessarily provide a reliable single measure of the fair value of the Company’s option awards.
      A summary of the status of the Company’s stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years ended, are presented below:

	2004		2003		2002

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	132,710	$13.07	154,990	$12.72	139,920	$12.00
Granted	28,500	17.82	4,000	16.00	27,500	16.00
Exercised	(20,880)	10.73	(13,476)	10.00	(7,500)	10.00
Forfeited	(3,300)	16.05	(12,804)	12.93	(4,930)	14.81

Outstanding at end of year	137,030	$14.34	132,710	$13.07	154,990	$12.72

Options exercisable at year-end	78,646	$12.85	77,783	$11.61	66,376	$11.05

      The following summarizes information about stock options outstanding and exercisable at December 31, 2004:

	2004	2003	2002

Dividend yield	0%	0%	0%
Expected life	7 years	7 years	7 years
Risk-free interest rate	4.34%	3.32%	3.84%
Expected volatility	10%	15%	11%

Note 13 — Regulatory Matters
      The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — action by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).
      As of December 31, 2004, the most recent notification from the Bank’s regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution’s category.
      Actual capital amounts and ratios are presented in the table that follows:

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2004:
Tier I capital (to average assets):
Consolidated	$16,929	11.30%	$5,991	4.00%	N/A	N/A
Bank	$16,304	10.89%	$5,991	4.00%	$7,489	5.00%
Tier I capital (to risk-weighted assets):
Consolidated	$16,929	13.39%	$5,058	4.00%	N/A	N/A
Bank	$16,304	12.89%	$5,058	4.00%	$7,588	6.00%
Total capital (to risk-weighted assets):
Consolidated	$18,404	14.55%	$10,117	8.00%	N/A	N/A
Bank	$17,779	14.06%	$10,117	8.00%	$12,646	10.00%

Note 13 — Regulatory Matters (continued)

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Tier I capital (to average assets):
Consolidated	$14,829	12.60%	$4,706	4.00%	N/A	N/A
Bank	$14,383	12.22%	$4,706	4.00%	$5,885	5.00%
Tier I capital (to risk-weighted assets):
Consolidated	$14,829	13.87%	$4,706	4.00%	N/A	N/A
Bank	$14,383	13.45%	$4,276	4.00%	$6,415	6.00%
Total capital (to risk-weighted assets):
Consolidated	$15,909	14.86%	$8,553	8.00%	N/A	N/A
Bank	$15,463	14.46%	$8,553	8.00%	$10,691	10.00%
Note 14 — Condensed Financial Information — Parent Company Only
      Condensed Balance Sheets — December 31:

	2004	2003

Assets
Cash	$604	$416
Investment in bank	16,251	14,357
Other assets	21	32

Total assets	$16,876	$14,805

Liabilities and Shareholders’ Equity
Accrued expenses	$—	$3
Shareholders’ equity	16,876	14,802

Total liabilities and shareholders’ equity	$16,876	$14,805

      Condensed Statements of Income — Years Ended December 31:

	2004	2003	2002

Interest income	$4	$2	$37
Operating expenses	69	57	13

Income (loss) before income taxes	(65)	(55)	24
Income taxes (benefit)	(21)	(19)	8

Income (loss) before equity in undistributed income of the Bank	(44)	(36)	16
Equity in undistributed income of the Bank	1,920	1,123	911

Net income	$1,876	$1,087	$927

Note 14 — Condensed Financial Information — Parent Company Only (continued)
      Condensed Statement of Cash Flows — Years Ended December 31:

	2004	2003	2002

OPERATING ACTIVITIES
Net income	$1,876	$1,087	$927
Reconciling adjustments
Equity in undistributed income of the Bank	(1,920)	(1,123)	(911)
Other, net	8	(10)	1

Total operating activities	(36)	(46)	17
INVESTING ACTIVITIES
Investment in the Bank	0	0	(1,800)
FINANCING ACTIVITIES
Exercise of options	224	134	75

Increase (decrease) in cash	188	88	(1,708)
CASH, beginning of year	416	328	2,036

CASH, end of year	$604	$416	$328

Note 15 — Fair Values of Financial Instruments
      The estimated fair values of the Company’s financial instruments at December 31 were as follows:

	2004		2003

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets
Cash and due from banks, interest bearing deposits in banks and federal funds sold	$25,469	$25,469	$27,168	$27,168
Securities available-for-sale	$9,976	$9,976	$4,972	$4,972
Federal Home Loan Bank stock	$611	$611	$202	$202
Loans receivable	$119,933	$121,281	$93,680	$94,564
Accrued interest receivable	$560	$560	$400	$400

Financial liabilities
Deposits	$124,440	$123,908	$107,545	$108,332
Short-term borrowings	$14,635	$14,635	$3,543	$3,543
Accrued interest payable	$189	$189	$124	$124
      The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank’s financial instruments will change when interest rate levels change, and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans and deposits, and by investing in securities with terms that mitigate the Bank’s overall interest rate risk.

APPENDIX A

PLAN AND AGREEMENT OF MERGER
AMONG
PACIFIC CONTINENTAL CORPORATION
PACIFIC CONTINENTAL BANK
AND
NWB FINANCIAL CORPORATION
NORTHWEST BUSINESS BANK
Dated as of August 17, 2005

i

ii

PLAN AND AGREEMENT OF MERGER
AMONG
PACIFIC CONTINENTAL CORPORATION, PACIFIC CONTINENTAL BANK,
NWB FINANCIAL CORPORATION AND NORTHWEST BUSINESS BANK
      This Plan and Agreement of Merger (the “Agreement”), dated as of August 17, 2005, is made by and among PACIFIC CONTINENTAL CORPORATION (“PCBK”), PACIFIC CONTINENTAL BANK (“PCB”), NWB FINANCIAL CORPORATION (“NWB”) and NORTHWEST BUSINESS BANK (the “Bank”).
PREAMBLE
      The management and boards of directors of PCBK, PCB, NWB and the Bank, respectively, believe that the proposed Transaction, to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.
RECITALS

A.	The Parties. The parties to the Merger are as follows:

(1)	PCBK is a corporation duly organized and validly existing under Oregon law and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). PCBK’s principal office is located in Eugene, Oregon. PCBK owns all of the outstanding common stock of PCB.

(2)	PCB is a state-chartered banking corporation duly organized and validly existing under Oregon law with its principal office located in Eugene, Oregon.

(3)	NWB is a corporation duly organized and validly existing under Washington law and is a registered bank holding company under the BHC Act. NWB’s principal office is located in Seattle, Washington. NWB owns all of the outstanding common stock of the Bank.

(4)	The Bank is a state-chartered banking corporation duly organized and validly existing under Washington law with its principal office located in Seattle, Washington.

B.	The Mergers. On the Effective Date, (i) NWB will merge with and into PCBK, with PCBK as the surviving entity; (ii) the Bank will merge with and into PCB, with PCB surviving as a wholly owned subsidiary of PCBK; and (iii) the Bank’s offices will operate as offices of PCB.

C.	Board Approvals. The respective boards of directors of PCBK, PCB, NWB and the Bank have approved this Agreement and authorized its execution and delivery.

D.	Other Approvals. The Mergers are subject to:

(1)	Satisfaction of the conditions described in this Agreement;

(2)	Approval by NWB’s shareholders; and

(3)	Approval or acquiescence, as appropriate, by (a) the Board of Governors of the Federal Reserve System (“Federal Reserve”), (b) the Federal Deposit Insurance Corporation (“FDIC”), (c) the Oregon Department of Consumer and Business Services (the “Oregon Department”), (d) the Washington State Department of Financial Institutions (the “Washington Department”), and (e) any other agencies having jurisdiction over the Mergers (collectively, “Regulatory Approvals”).

E.	Employment Agreements. PCB has entered into employment and salary continuation agreements, each of which will take effect as of the Effective Date, with Basant Singh, the Bank’s President and Chief

Executive Officer; Fred Holubik, the Bank’s Executive Vice President and Chief Credit Officer; Richard Martinez, the Bank’s Senior Vice President and Manager of Private Banking; Michael Gaberman, the Bank’s Senior Vice President and Manager of Commercial Lending; and Ken Yokoyama, the Bank’s Senior Vice President and Relationship Manager, Commercial Lending.

F.	Director Agreements. In connection with the parties’ execution of this Agreement, the directors of NWB and the Bank, together with the Bank’s officers listed above in Recital E, have entered into agreements, pursuant to which, among other things, each such individual has agreed to vote his or her shares of NWB common stock in favor of the actions contemplated by this Agreement. In addition, all of the outside directors of NWB and the Bank have entered into non-competition agreements.

G.	Fairness Opinion. NWB has received from Hovde Financial LLC (“Hovde”) and delivered to PCBK an opinion to the effect that the Per Share Consideration is fair from a financial point of view to NWB’s shareholders. PCBK has received from Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) an opinion to the effect that the Merger Consideration to be paid is, from a financial point of view, fair to PCBK.

H.	Bank Merger Agreement. Concurrent with the parties’ execution of this Agreement, the Bank and PCB have entered into a merger agreement, providing for the Bank Merger (the “Bank Merger Agreement”).

I.	Intention of the Parties — Tax Treatment. The parties intend the Transaction to qualify, for federal income tax purposes, as a tax-free reorganization under IRC Section 368(a), and the parties hereto hereby adopt this Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.
AGREEMENT
      In consideration of the mutual agreements set forth in this Agreement, PCBK, PCB, NWB and Bank agree as follows:
DEFINITIONS
      The following capitalized terms used in this Agreement will have the following meanings, and all references to Recitals and Sections are to the Recitals and Sections of this Agreement:
      “Acquisition Proposal” has the meaning assigned to such term in Section 4.1.11(iv).
      “Adjustment Trigger” has the meaning assigned to such term in Section 7.2.
      “Aggregate Consideration” has the meaning assigned to such term in Section 1.3.2.
      “Agreement” means this Plan and Agreement of Merger.
      “Asset Classification” has the meaning assigned to such term in Section 3.1.16.
      “Bank” is Northwest Business Bank, a Washington state chartered bank, that has its head office in Seattle, Washington, and that is wholly owned by NWB.
      “Bank Merger” means the merger of the Bank with and into PCB.
      “Bank Merger Agreement” means the merger agreement described in Recital H.
      “BHC Act” has the meaning assigned to such term in Recital A.
      “Break-Up Fee” has the meaning specified in Section 7.7.1.
      “Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the States of Oregon or Washington are required by law to remain closed.
      “Cash Designated Shares” has the meaning assigned to such term in Section 1.4.5(ii)(3).

      “Cash Election Number” has the meaning assigned to such term in Section 1.4.5(i)(4).
      “Cash Election Shares” has the meaning assigned to such term in Section 1.4.2(i)(1).
      “Cash Percentage” has the meaning assigned to such term in Section 1.4.5(i)(4).
      “Certificate” means a stock certificate evidencing shares of NWB Common Stock.
      “Closing” means the closing of the Transaction contemplated by this Agreement, which will occur on the Effective Date, as more fully specified in Section 2.1 of this Agreement.
      “Compensation Plans” has the meaning assigned to such term in Section 3.1.20(i).
      “Contracts” has the meaning assigned to such term in Section 3.1.2(iii).
      “Converted Option” has the meaning assigned to such term in Section 1.5.1.
      “Daily Sales Price” has the meaning assigned to such term in Section 1.3.2.
      “Determination Date” has the meaning assigned to such term in Section 1.3.2
      “Determination Period” has the meaning assigned to such term in Section 1.3.2.
      “Effective Date” means the date on which the Holding Company Merger becomes effective, as more fully specified in Section 2.1 of this Agreement.
      “Election Deadline” has the meaning assigned to such term in Section 1.4.2(i)(2).
      “Election Form” means the election form and other appropriate and customary transmittal materials in such form as PCBK and NWB mutually agree, which shall specify that delivery shall be effected, and risk of loss and title to the certificates representing shares of NWB Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent.
      “Election Form Record Date” has the meaning assigned to such term in Section 1.4.1.
      “Employees” has the meaning assigned to such term in Section 3.1.20(ii).
      “Environmental Laws” has the meaning assigned to such term in Section 3.1.7(i)(2).
      “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
      “ERISA Affiliate” means any Person that is considered a single employer with NWB or its Subsidiaries under Section 414 of the Code.
      “Excess Special Cash Amounts” has the meaning assigned to such term in Section 1.4.5(i)(3).
      “Excess Special Stock Amounts” has the meaning assigned to such term in Section 1.4.5(ii)(3).
      “Exchange Act” has the meaning assigned to such term in Section 3.1.5.
      “Exchange Agent” means an agent selected by PCBK and reasonably satisfactory to NWB.
      “Exchange Fund” has the meaning assigned to such term in Section 1.8.
      “Execution Date” means the date of this Agreement.
      “Executive Officers,” with respect to PCBK and/or PCB, means Hal Brown, Roger Busse and Mick Reynolds.
      “Executive Officers,” with respect to NWB and/or the Bank, means Basant Singh, Fred Holubik and Gordon Browning.
      “FDIC” means the Federal Deposit Insurance Corporation.
      “Federal Reserve” means the Board of Governors of the Federal Reserve System.
      “Final Average Price” has the meaning assigned to such term in Section 7.2.1.

      “Final Index Price” has the meaning assigned to such term in Section 7.2.1.
      “Final Price” has the meaning assigned to such term in Section 7.2.1.
      “GAAP” means generally accepted accounting principles.
      “Governmental Entity” has the meaning assigned to such term in Section 3.1.12.
      “Hazardous Substances” has the meaning assigned to such term in Section 3.1.7(i)(3).
      “Hold-Back Equivalent” has the meaning assigned to such term in Section 1.3.4(ii).
      “Holding Company Merger” means the merger of NWB with and into PCBK.
      “Hovde” has the meaning assigned to such term in Recital G.
      “Index Group” has the meaning assigned to such term in Section 7.2.1.
      “Initial Index Price” has the meaning assigned to such term in Section 7.2.1.
      “IRC” means the Internal Revenue Code of 1986, as amended.
      “Leased Real Property” means the real Properties subject to Leases as identified in Schedule 3.1.6 to this Agreement.
      “Leases” means the terms and conditions governing the leasehold interests in the Leased Real Property as identified in Schedule 3.1.6 to this Agreement.
      “Liens” means, collectively, liens, pledges, security interests, claims, proxies, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.
      “Mailing Date” has the meaning assigned to such term in Section 1.4.1.
      “Material Adverse Effect” with respect to a Person means an effect that: (1) is materially adverse to the business, financial condition, results of operations or prospects of the Person and its Subsidiaries taken as a whole; (2) significantly and adversely affects the ability of the Person to consummate the Transaction on or by the Termination Date or to perform its material obligations under this Agreement; or (3) enables any persons to prevent the consummation of the Transaction on or by the Termination Date.
      “Merger Consideration” means the aggregate consideration contemplated by Section 1.3.2.
      “Mergers” means the Holding Company Merger and the Bank Merger.
      “No Election Shares” has the meaning assigned to such term in Section 1.4.2(i)(2).
      “No-Recommendation Fee” has the meaning assigned to such term in Section 7.5.
      “NWB” is NWB Financial Corporation, a Washington corporation that has its principal place of business in Seattle, Washington, and that is a bank holding company registered pursuant to the BHC Act.
      “NWB Board Data” has the meaning assigned to such term in Section 4.1.8.
      “NWB Common Stock” means the shares of NWB common stock, no par value per share, issued and outstanding from time to time.
      “NWB Escrow Agent” means a Person selected by NWB and approved by NWB’s shareholders to act on behalf NWB’s shareholders after the Closing Date with respect to the Special Loan Hold-Back.
      “NWB Financial Statements” means NWB’s (i) audited consolidated balance sheet as of December 31, 2004, 2003 and 2002 and the related audited consolidated statements of income, cashflows and changes in stockholders’ equity for each of the years ended December 31, 2004, 2003 and 2002; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2004 but preceding the Execution Date, and the related unaudited consolidated statements of income, cashflows and changes in stockholders’ equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and stockholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.
      “NWB Meeting” has the meaning assigned in Section 4.3.2.
      “NWB Option Plans” means NWB’s Employee Stock Option Plan and Director Stock Option Plan, each as amended to date.
      “NWB Options” means the stock options issued and outstanding on the date of this Agreement pursuant to the NWB Option Plans.
      “NWB Stockholder” has the meaning assigned to such term in Section 1.3.4(i)(a).
      “NWB Transaction Fees” has the meaning assigned to such term in Section 5.2.3.
      “Option Consideration” has the meaning assigned to such term in Section 1.5.1.
      “Oregon Department” has the meaning assigned to such term in Recital D.
      “Oregon Director” means the Director of the Oregon Department of Consumer and Business Services.
      “PCB” means Pacific Continental Bank, an Oregon state chartered bank that has its head office in Eugene, Oregon, and that is wholly owned by PCBK.
      “PCBK” is Pacific Continental Corporation, an Oregon corporation that has its principal place of business in Eugene, Oregon, and that is a bank holding company registered pursuant to the BHC Act.
      “PCBK Average Closing Price” has the meaning assigned to such term in Section 1.3.2.
      “PCBK Common Stock” means the shares of PCBK common stock, no par value per share, issued and outstanding from time to time.
      “PCBK Financial Statements” means PCBK’s (i) audited consolidated balance sheet as of December 31, 2004, 2003 and 2002 and the related audited consolidated statements of income, cashflows and changes in stockholders’ equity for each of the years ended December 31, 2004, 2003 and 2002; (ii) unaudited consolidated balance sheet as of the end of each fiscal quarter following December 31, 2004 but preceding the Execution Date, and the related unaudited consolidated statements of income, cashflows and changes in stockholders’ equity for each such quarter; and (iii) unaudited consolidated balance sheets and related consolidated statements of income and stockholders’ equity for each of the fiscal quarters ending after the Execution Date and before Closing or the Termination Date, as the case may be.
      “PCBK Option Plans” means PCBK’s Employee and Nonemployee Director Stock Option Plans.
      “PCBK Options” means the stock options issued and outstanding pursuant to the PCBK Option Plans.
      “PCBK Shares” means the shares of PCBK Common Stock to be issued to the holders of NWB Common Stock in accordance with Section 1.3.2 of this Agreement.
      “Pension Plan” has the meaning assigned to such term in Section 3.1.20(iii).
      “Perfected Dissenting Shares” has the meaning assigned to such term in Section 1.7.
      “Per Share Amount” has the meaning assigned to such term in Section 1.5.1(iv).
      “Per Share Cash Consideration” has the meaning assigned in Section 1.3.2.
      “Per Share Consideration” has the meaning assigned in Section 1.3.2.
      “Per Share Equivalent” has the meaning assigned to such term in Section 1.5.1(iii).
      “Per Share Stock Consideration” has the meaning assigned in Section 1.3.2.

      “Person” includes an individual, corporation, partnership, association, limited liability company, trust or unincorporated organization.
      “Plan” has the meaning assigned to such term in Section 3.1.20(i).
      “Properties” with respect to any party to this Agreement means properties or other assets owned or leased by such party or any of its Subsidiaries.
      “Proposed Dissenting Shares” has the meaning assigned to such term in Section 1.4.4.
      “Pro Rata Portion” has the meaning assigned to such term in Section 1.3.4(i)(b).
      “Prospectus/ Proxy Statement” means the Prospectus/ Proxy Statement referred to in Section 4.3.1 of this Agreement, to be provided to each shareholder of NWB in connection with their consideration and approval of the Transaction.
      “Registration Statement” has the meaning assigned in Section 4.3.1.
      “Regulatory Approvals” has the meaning assigned in Recital D.
      “Reports” has the meaning assigned to such term in Section 3.1.5(ii).
      “Sandler O’Neill” has the meaning assigned to such term in Recital G.
      “SEC” means the United States Securities and Exchange Commission.
      “Securities Act” has the meaning assigned to such term in Section 3.1.5(ii).
      “Securities Laws” has the meaning assigned to such term in Section 3.1.5(ii).
      “Special Cash Shares” has the meaning assigned to such term in Section 1.4.2(i)(1).
      “Special Election Shares” has the meaning assigned to such term in Section 1.4.2(i)(1).
      “Special Loan” means loan number 170004246 of the Bank.
      “Special Loan Escrow Agent” has the meaning assigned to such term in Section 1.3.4.
      “Special Loan Hold-Back” means the amount of the Special Loan outstanding and owing on the Closing Date.
      “Special NWB Common Stock” has the meaning assigned to such term in Section 1.5.1.
      “Special Option Holder” has the meaning assigned to such term in Section 1.5.1.
      “Special Stock Shares” has the meaning assigned to such term in Section 1.4.2(i)(1).
      “Special Time Deposit” means the time deposit securing the Special Loan on the Execution Date.
      “Stock Designated Shares” has the meaning assigned to such term in Section 1.4.5(i)(3).
      “Stock Election Number” has the meaning assigned to such term in Section 1.4.5(ii)(4).
      “Stock Election Shares” has the meaning assigned to such term in Section 1.4.2(i)(1).
      “Subject Property” has the meaning assigned to such term in Section 3.1.7(i)(1).
      “Subsequent PCBK Financial Statements” means PCBK Financial Statements for each fiscal quarter ending after the Execution Date and prior to Closing.
      “Subsequent NWB Financial Statements” means NWB Financial Statements for each fiscal quarter ending after the Execution Date and prior to Closing.
      “Subsidiary” with respect to any party to this Agreement means any Person in which such party owns the majority of outstanding capital stock or voting power.
      “Superior Proposal” has the meaning assigned to such term in Section 4.1.11(iv).

      “Tangible Equity Capital” has the meaning assigned to such term in Section 5.2.6(iii).
      “Termination Date” means February 28, 2006.
      “Termination Fee” has the meaning assigned to such term in Section 7.5.
      “Total Cash Amount” has the meaning assigned to such term in Section 1.3.2.
      “Total Stock Amount” has the meaning assigned to such term in Section 1.3.2.
      “Total Stock Consideration” has the meaning assigned to such term in Section 1.3.2.
      “Trading Day” has the meaning assigned to such term in Section 1.3.2.
      “Transaction” means the consummation of the Mergers in accordance with this Agreement.
      “Washington Department” has the meaning assigned to such term in Recital D.
      “Washington Director” means the Director of the Washington State Department of Financial Institutions.
      “Withdrawn Dissenting Shares” has the meaning assigned to such term in Section 1.7.
SECTION 1.
TERMS OF TRANSACTION

1.1	Transaction. Subject to the terms and conditions set forth in this Agreement and in the Schedules and Exhibits, NWB will merge with and into PCBK in the Holding Company Merger pursuant to this Agreement, and the Bank will merge with and into PCB in the Bank Merger pursuant to the Bank Merger Agreement.

1.2	Mergers.

1.2.1	Holding Company Merger. Upon Closing of the Holding Company Merger, pursuant to the provisions of this Agreement and applicable law, all shares of NWB Common Stock issued and outstanding immediately prior to Closing, except for treasury shares and Proposed Dissenting Shares, will, by virtue of the Holding Company Merger and without any action on the part of any holder of shares of NWB Common Stock, be converted into the right to receive the Merger Consideration described in Section 1.3 of this Agreement.

1.2.2	Bank Merger. Pursuant to the terms and conditions of the Bank Merger Agreement, the Bank will be merged into PCB, with PCB as the resulting bank.

1.3	Merger Consideration. Subject to the provisions of this Agreement, on the Effective Date:

1.3.1	Outstanding PCBK Common Stock. The shares of PCBK Common Stock issued and outstanding immediately prior to the Effective Date will, on and after the Effective Date, remain as issued and outstanding shares of PCBK Common Stock.

1.3.2	Outstanding NWB Common Stock. Each share of NWB Common Stock (other than Proposed Dissenting Shares) issued and outstanding immediately prior to the Execution Date will automatically and without any action on the part of the holder of such share, be converted into and represent the right to receive from PCBK, at the election of the holder thereof as provided in and subject to the provisions of Section 1.4, either:

(a)	A number of shares of PCBK Common Stock equal to the Per Share Stock Consideration; or

(b)	Cash in an amount equal to the Per Share Cash Consideration.

For purposes of this Agreement:

“Aggregate Consideration” means the sum of (x) the Total Stock Consideration and (y) the Total Cash Amount.

“Daily Sales Price” for any Trading Day means the daily closing price per share of PCBK Common Stock on the NASDAQ Stock Market reporting system, as reported on the website of www.nasdaq.com.

“Determination Date” means the fifth (5th) business day immediately prior to the Effective Date.

“Determination Period” means the twenty (20) Trading Days prior to the Determination Date.

“Merger Consideration” means the aggregate of the Per Share Stock Consideration and the Per Share Cash Consideration payable or issuable pursuant to the Transaction.

“PCBK Average Closing Price” means the average Daily Sales Price of PCBK Common Stock for the Determination Period.

“Per Share Cash Consideration” means cash in an amount equal to the Per Share Consideration.

“Per Share Consideration” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the total number of shares of NWB Common Stock outstanding as of the close of business on the Execution Date.

“Per Share Stock Consideration” means the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Per Share Consideration by the PCBK Average Closing Price.

“Total Cash Amount” means an amount equal to $14,528,318; provided, however, that if the Adjustment Triggers in Section 7.2 occur, the Total Cash Amount may, in PCBK’s sole discretion, be increased as set forth in Section 7.3; and provided, further, that if the Special Loan has not been paid pursuant to Section 4.1.13(ii), then the Total Cash Amount shall be reduced by the amount of the Special Loan Hold-Back, which shall be placed in escrow and disbursed pursuant to Section 1.3.4(i) or Section 1.3.4(ii), as applicable; and provided, further, that if the Tangible Equity Target of NWB as of the Closing Date is less than the applicable target amount set forth in Section 5.2.6(iii), then the Total Cash Amount shall be reduced dollar for dollar (up to $100,000) by the amount of any such shortfall.

“Total Stock Amount” means 1,411,430, which is the approximate product of (x) the exchange ratio of 2.040 and (y) 1,153,129 and (z) 0.60.

“Total Stock Consideration” means the product obtained by multiplying (x) the Total Stock Amount and (y) the PCBK Average Closing Price.

“Trading Day” means a day on which PCBK Common Stock is traded on NASDAQ.

1.3.3	Change in Equity Capital. If, after the date of this Agreement but before the Effective Date, the number of shares of PCBK Common Stock issued and outstanding increases or decreases in number or is changed into or exchanged for a different kind or number of securities, through a recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization (excluding increases in number due to issuances of shares upon exercise of any outstanding options), then a proportionate adjustment will be made to the Per Share Consideration.

1.3.4	Special Loan Hold-Back. If the Special Loan has not been paid in full as of the Closing pursuant to Section 4.1.13(ii), then PCBK will deduct the Special Loan Hold-Back from the Total Cash Amount and, at Closing, will deposit the Special Loan Hold-Back into an interest-bearing escrow account at PCB, which escrow account will be administered by an agent mutually satisfactory to PCBK and NWB (the “Special Loan Escrow Agent”). The Special Loan Hold-Back will remain in escrow until the earlier of (a) the date on which the Special Loan is paid in full with proceeds other than the Special Time Deposit, or (b) 90 days after the maturity date of the Special Loan.

(i)	If, pursuant to clause (a) above, the Special Loan is paid in full with proceeds other than the Special Time Deposit, then upon such payment, PCBK and the NWB Escrow Agent will instruct the Special Loan Escrow Agent to deliver to each NWB Stockholder in immediately available funds his, her or its Pro Rata Portion of the Special Loan Hold-Back. The Special Loan Escrow Agent will effect such delivery by mailing to each such NWB Stockholder at the address of such NWB Stockholder used to mail the Prospectus/ Proxy Statement for the NWB Meeting.

(a)	“NWB Stockholder” means a Person whose shares of NWB Common Stock are exchanged for the Merger Consideration at Closing (i.e., excludes those Persons whose shares of NWB Common Stock become Perfected Dissenting Shares or whose shares of NWB Common Stock are issued pursuant to the exercise of NWB Options between the Execution Date and Closing).

(b)	“Pro Rata Portion” means, with respect to each NWB Stockholder, the percentage that such NWB Stockholder’s shares of NWB Common Stock bear to all outstanding shares of NWB Common Stock that are exchanged for the Merger Consideration.

(ii)	If, on the date that is 90 days after the maturity date of the Special Loan, all or any portion of the Special Loan is unpaid, then PCBK and the NWB Escrow Agent will instruct the Special Loan Escrow Agent to release to PCBK a portion (or all, as applicable) of the Special Loan Hold-Back equal to such unpaid amount, and PCBK will endorse without recourse the Special Loan and all related documentation and collateral (including all rights to the Special Time Deposit) to the NWB Escrow Agent. To the extent the Special Loan is subsequently paid or otherwise resolved, thereby resulting in a distribution from the NWB Escrow Agent to the NWB Stockholders of funds in lieu of the Special Loan Hold-Back (the “Hold-Back Equivalent”), the NWB Escrow Agent will deliver to each NWB Stockholder in immediately available funds his, her or its Pro Rata Portion of the Hold-Back Equivalent and will provide PCBK with the written certification referenced in Section 1.5.1(ii).

1.4	Conversion Election Procedures and Allocation.

1.4.1	Election Form; Letter of Transmittal. The Election Form shall be mailed with the Prospectus/ Proxy Statement on the date of mailing of the Prospectus/ Proxy Statement or on such other date as PCBK and NWB shall mutually agree (the “Mailing Date”) to each holder of record of NWB Common Stock as of the close of business on the record date established by the Board of Directors of NWB for determining those shareholders of NWB entitled to notice of and the right to vote at the special meeting of shareholders of NWB to vote upon the Transaction (the “Election Form Record Date”). A form letter of transmittal will also be enclosed with such mailing and will set forth (a) instructions for use in effecting the surrender of the Certificates in accordance with Section 1.9.1, and (b) specify that delivery of the Certificates will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent.

1.4.2	Election Options.

(i)	Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions) to:

(1)	elect to receive (1) the Per Share Stock Consideration in respect of all of such holder’s NWB Common Stock (“Stock Election Shares”); (2) the Per Share Cash

Consideration in respect of all of such holder’s NWB Common Stock (“Cash Election Shares”); or (3) the Per Share Stock Consideration in respect of that portion of such holder’s shares of NWB Common Stock equal to any whole percentage specified by such holder, rounded to the nearest whole share (the “Special Stock Shares”), and the Per Share Cash Consideration in respect of that portion of such holder’s shares of NWB Common Stock equal to any whole percentage specified by such holder, rounded to the nearest whole share (the “Special Cash Shares,” and together with the Special Stock Shares, the “Special Election Shares”); provided, that such percentages shall total 100%; or

(2)	make no election with respect to such holder’s NWB Common Stock (“No Election Shares”). Any NWB Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Pacific Time, on the Determination Date (or such other time and date as PCBK and NWB may mutually agree) (the “Election Deadline”) shall also be deemed to be “No Election Shares.”

1.4.3	Availability of Forms/ Information. NWB shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of NWB Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and NWB shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

1.4.4	Effective Elections. An election will have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of NWB Common Stock represented by such Election Form will become No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of PCBK regarding such matters will be binding and conclusive. Neither PCBK nor the Exchange Agent will be under any obligation to notify any person of any defect in an Election Form. To the extent the holder of Proposed Dissenting Shares submits an Election Form to the Exchange Agent, such holder’s election will have no effect, the Exchange Agent will disregard such Election Form, and the Proposed Dissenting Shares will be converted in accordance with Section 1.7 of this Agreement. “Proposed Dissenting Shares” means shares of NWB Common Stock whose holders provide notice of intent to demand payment to NWB prior to the NWB Meeting and do not vote in favor of the Holding Company Merger in accordance with Section 23B.13.210 of the Revised Code of Washington.

1.4.5	Allocations. Within ten business days after the later of the Election Deadline or the Effective Date, PCBK shall cause the Exchange Agent to effect the allocation among the holders of NWB Common Stock of rights to receive PCBK Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(i)	Cash Election Shares, Special Cash Shares and Proposed Dissenting Shares Exceed Total Cash Amount. If the aggregate cash amount that would be paid upon the conversion in the Merger of the Cash Election Shares, the Special Cash Shares, and the Proposed Dissenting Shares is greater than the Total Cash Amount, then:

(1)	all Special Stock Shares, Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration;

(2)	all Proposed Dissenting Shares shall, solely for purposes of this Section 1.4.5(i), be deemed to be converted into the right to receive the Per Share Cash Consideration;

(3)	the Exchange Agent shall then select from among the Cash Election Shares, and from all Special Cash Shares to the extent such election plus the Proposed Dissenting Shares exceeds the Cash Election Number (defined below) (“Excess Special Cash Amounts”), by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration; and

(4)	the Cash Election Shares and Special Cash Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

For purposes of this Agreement:

“Cash Election Number” means the product (rounded to the nearest whole share) of the Cash Percentage multiplied by the number of shares of NWB Common Stock outstanding as of the Execution Date. “Cash Percentage” means the quotient, rounded to the nearest thousandth, obtained by dividing (x) the Total Cash Amount, by (y) the Aggregate Consideration.

(ii)	Cash Election Shares, Special Cash Shares and Proposed Dissenting Shares Less Than Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares, the Special Cash Shares and the Proposed Dissenting Shares is less than the Total Cash Amount, then:

(1)	all Cash Election Shares and Special Cash Shares shall be converted into the right to receive the Per Share Cash Consideration;

(2)	all Proposed Dissenting Shares shall, solely for purposes of this Section 1.4.5(ii), be deemed to be converted into the right to receive the Per Share Cash Consideration;

(3)	the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares and from all Special Stock Shares to the extent such election exceeds the Stock Election Number (defined below) (“Excess Special Stock Amounts”), by a pro rata selection process, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all such Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration; and

(4)	the Stock Election Shares, the Special Stock Shares and the No Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

For purposes of this Agreement:

“Stock Election Number” means the number of shares of NWB Common Stock outstanding as of the Execution Date less the Cash Election Number.

(iii)	Cash Election Shares, Special Cash Shares and Proposed Dissenting Shares Equal to Total Cash Amount. If the aggregate cash amount that would be paid upon conversion in the Merger of the Cash Election Shares, the Special Cash Shares and the Proposed Dissenting Shares is equal or nearly equal (as determined by the Exchange Agent) to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply and (a) all Cash Election Shares and Special Cash Shares shall be converted into the right to receive the Per Share Cash Consideration, and (b) all Stock Election Shares, Special Stock Shares and No

Election Shares shall be converted into the right to receive the Per Share Stock Consideration, and (c) all Proposed Dissenting Shares shall be converted in accordance with Section 1.7.

1.4.6	Processes and Calculations. The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by PCBK and NWB. The calculations required by Section 1.3.2 and Section 1.4.5 shall be prepared jointly by PCBK and NWB prior to the Effective Date.

1.5	Outstanding NWB Options.

1.5.1	Exercise After Execution Date. In addition to the Merger Consideration, if any holder of a NWB Option exercises such NWB Option after the Execution Date and before the Effective Date (such holder being, a “Special Option Holder”), the shares of NWB Common Stock issued upon such exercise (the “Special NWB Common Stock”) will be converted into cash at the Effective Date, in lieu of the Merger Consideration, in an amount equal to the Per Share Cash Consideration defined in Section 1.3.2 (the “Option Consideration”). If the Special Loan Hold-Back is deducted from the Total Cash Amount and placed in escrow pursuant to Section 1.3.4, then to the extent the NWB Stockholders receive any portion of the Special Loan Hold-Back or a Hold-Back Equivalent after Closing, PCBK will pay the Special Option Holders their Per Share Equivalent of such amount as follows:

(i)	If the NWB Stockholders receive any distribution of the Special Loan Hold-Back pursuant to Section 1.3.4(i), then upon the Special Loan Escrow Agent’s delivery to each NWB Stockholder of his, her or its Pro Rata Portion of the Special Loan Hold-Back, PCBK will deliver to each Special Option Holder such holder’s Per Share Equivalent of such amount. PCBK will effect such delivery by mailing each such Special Option Holder at the address of such holder used to mail the Prospectus/ Proxy Statement for the NWB Meeting.

(ii)	If PCBK endorses the Special Loan to the NWB Escrow Agent pursuant to Section 1.3.4(ii), and the NWB Stockholders subsequently receive any Hold-Back Equivalent from the NWB Escrow Agent in connection with the repayment or other settlement of the Special Loan, then upon receipt from the NWB Escrow Agent of a written certification setting forth all pertinent information relating to such repayment or settlement, including the per-share amount that was distributed therefrom to the NWB Stockholders, together with such other documentation as PCBK may reasonably request, PCBK will deliver to each Special Option Holder such holder’s Per Share Equivalent of such Hold-Back Equivalent. PCBK will effect such delivery by mailing to each Special Option Holder at the address of such holder used to mail the Prospectus/ Proxy Statement for the NWB Meeting or such other address as the NWB Escrow Agent provides PCBK in writing. PCBK shall be entitled to rely, without investigation, upon the representations and other information provided by the NWB Escrow Agent, and PCBK shall have no duty to take any action or make any payment to the Special Option Holders in the absence of written instructions from and the certification of the NWB Escrow Agent.

(iii)	“Per Share Equivalent” means, for each Special Option Holder, the product of (a) the Per Share Amount of the Special Loan Hold-Back or the Hold-Back Equivalent, as applicable, multiplied by (b) the number of shares of Special NWB Common Stock that a Special Option Holder exchanged for the Option Consideration.

(iv)	“Per Share Amount” means, in the case of either the Special Loan Hold-Back or the Hold-Back Equivalent, the dollar amount, rounded to the nearest whole cent, of (a) the aggregate amount of the Special Loan Hold-Back or the Hold-Back Equivalent, as applicable, being released or paid to the NWB Stockholders, divided by (b) the total number of shares of NWB Common Stock that were exchanged for the Merger Consideration.

1.5.2	Conversion on the Effective Date. On the Effective Date, by virtue of the Transaction, and without any action on the part of any holder of a NWB Option, each NWB Option that is then outstanding and unexercised will be converted into and become an option (a “Converted Option”) to purchase PCBK Common Stock on the same terms and conditions as are in effect with respect to the NWB Option immediately prior to the Effective Date, except that (A) each such Converted Option may be exercised solely for shares of PCBK Common Stock, (B) the number of shares of PCBK Common Stock subject to such Converted Option will be equal to the number of shares of NWB Common Stock subject to such NWB Option immediately prior to the Effective Date multiplied by the Per Share Stock Consideration, the product being rounded, if necessary, up or down to the nearest whole share, and (C) the per-share exercise price for each such Converted Option will be adjusted by dividing the per share exercise price of the NWB Option by the Per Share Stock Consideration, and rounding up or down to the nearest cent.

1.5.3	Form S-8. Within thirty (30) days following the Effective Date, PCBK will prepare and file with the SEC a Registration Statement on Form S-8 or other appropriate form covering shares of PCBK Common Stock to be issued upon the exercise of the Converted Options.

1.5.4	Notice to Option Holders. Within fifteen (15) days following the Effective Date, PCBK will deliver to each holder of a Converted Option a written statement setting forth the number of shares of PCBK Common Stock that are subject to such holder’s Converted Option, the per-share exercise price of such Converted Option, and the date on which such Converted Option will terminate.

1.6	No Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of PCBK Common Stock will be issued. In lieu of fractional shares, if any, each holder of NWB Common Stock who is otherwise entitled to receive a fractional share of PCBK Common Stock will receive an amount of cash equal to the product of such fractional share multiplied by the Per Share Cash Consideration. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.7	Payment to Dissenting Shareholders. For purposes of this Agreement, “Perfected Dissenting Shares” means Proposed Dissenting Shares whose holders have demanded payment following the NWB Meeting in accordance with Section 23B.13.230 of the Revised Code of Washington and have taken all other steps necessary to exercise their dissenters’ rights under Chapter 23B.13 of the Revised Code of Washington (“Appraisal Laws”). Each outstanding Perfected Dissenting Share will be converted into the rights provided under the Appraisal Laws in accordance with the Appraisal Laws, unless the holder thereof fails to make demand for payment in accordance with Section 23B.13.230 of the Revised Code of Washington, in which case each such share (a “Withdrawn Dissenting Share”) shall be deemed to have been converted at the Effective Date into the right to receive from PCBK an amount equal to the Per Share Cash Consideration, without any interest. To the extent the holder of Proposed Dissenting Shares fails to perfect such holder’s dissenters’ rights under the Appraisal Laws, such Proposed Dissenting Shares shall be treated as Withdrawn Dissenting Shares under this Agreement. Each holder of Perfected Dissenting Shares who becomes entitled to payment for his or her NWB Common Stock pursuant to the provisions of the Appraisal Laws shall receive payment for such Perfected Dissenting Shares from PCBK (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Laws).

1.8	Deposit of Cash and Shares. On or before the Effective Date, PCBK will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of certificates representing NWB Common Stock, for exchange in accordance with this Section 1.8, (i) certificates representing the PCBK Shares; (ii) such cash as will be necessary to pay the Per Share Cash Consideration; and

(iii) the cash in lieu of fractional shares to be paid in accordance with Section 1.6. Such cash and certificates for PCBK Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.”

1.9	Certificates.

1.9.1	Surrender of Certificates. Subject to Section 1.7, each Certificate (other than those evidencing Proposed Dissenting Shares) will, from and after the Effective Date, be deemed for all corporate purposes to represent and evidence only the right to receive the Merger Consideration (or to receive the cash for fractional shares) to which the NWB Common Stock shares converted in accordance with the provisions of this Section 1.9.1. Following the Effective Date, holders of Certificates will exchange their Certificates in accordance with instructions provided by the Exchange Agent and together with a properly completed and executed form of transmittal letter in order to effect their exchange for, as applicable, (i) certificates representing PCBK Common Stock; (ii) a check representing the Per Share Cash Consideration; and/or (iii) a check representing the amount of cash in lieu of fractional shares, if any. Until a Certificate is so surrendered, the holder will not be entitled to receive any certificates evidencing PCBK Shares or the Per Share Cash Consideration or cash in lieu of fractional shares.

1.9.2	Issuance of Certificates in Other Names. Any person requesting that any certificate evidencing PCBK Shares be issued in a name other than the name in which the surrendered Certificate is registered, must: (1) establish to the Exchange Agent’s satisfaction the right to receive the certificate evidencing PCBK Shares and (2) either pay to the Exchange Agent any applicable transfer or other taxes or establish to the Exchange Agent’s satisfaction that all applicable taxes have been paid or are not required.

1.9.3	Lost, Stolen, and Destroyed Certificates. With respect to a Certificate that has been lost, stolen or destroyed, the Exchange Agent will be authorized to issue a certificate representing PCBK Shares in exchange thereof, and/or pay cash for the Per Share Cash Consideration or fractional share in exchange thereof, if the holder provides the Exchange Agent with: (1) satisfactory evidence that the holder owns NWB Common Stock and that the certificate representing this ownership is lost, stolen, or destroyed, (2) any appropriate affidavit the Exchange Agent may require, and (3) any reasonable assurances that the Exchange Agent or PCBK may require.

1.9.4	Rights to Dividends and Distributions. After the Effective Date, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of PCBK Common Stock on any date after the Effective Date, unless the holder (1) is entitled by this Agreement to receive a certificate representing PCBK Common Stock and (2) has surrendered in accordance with this Agreement his or her Certificates (or has met the requirements of Section 1.9.3 above) in exchange for certificates representing PCBK Shares. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of NWB Common Stock on a date before the Effective Date. When the holder surrenders his or her Certificates in exchange for PCBK Shares, the holder will receive the amount, without interest, of any cash dividends and any other distributions distributed after the Effective Date on the whole number of PCBK Shares into which the holder’s NWB Common Stock was converted at the Effective Date.

1.9.5	Checks in Other Names. Any person requesting that a check for the aggregate Per Share Cash Consideration or cash in lieu of fractional shares be issued in a name other than the name in which the Certificate surrendered in exchange for the cash is registered, must establish to the Exchange Agent’s satisfaction the right to receive this cash.

1.9.6	Affiliates. Certificates that are surrendered for exchange by any person constituting an “affiliate” of NWB for purposes of Rule 145 of the Securities Act will not be exchanged for certificates representing PCBK Shares until PCBK has received a written agreement from such person as specified in Section 4.4.1.

1.9.7	Undelivered Certificates. Any portion of the Exchange Fund that remains unclaimed by shareholders of NWB for six months after the Effective Date may be paid to PCBK. To the extent so paid, holders of NWB Common Stock who have not, prior to such time, complied with the provisions of this Section 1.9 will, from such time forward, look only to PCBK for payment of the Merger Consideration, the cash in lieu of fractional shares, and/or unpaid dividends and distributions on the PCBK Shares deliverable with respect to each share of NWB Common Stock held by such holder as determined pursuant to this Agreement, in each case, without any interest. Neither PCBK nor NWB will be liable to any holder of NWB Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

1.10	Reservation of Right to Revise Transaction Structure. Notwithstanding any other provision in this Agreement to the contrary, PCBK may, with NWB’s consent (which will not be unreasonably withheld), at any time change the method of effecting its acquisition of PCBK and the Bank; provided, however, that (A) no such change shall alter or change the amount, proportions or kind of consideration to be issued to holders of NWB Common Stock as provided for in this Agreement, (B) no such change shall adversely affect the tax treatment to holders of NWB Common Stock as a result of receiving such consideration, and (C) no delay caused by such a change shall be the basis upon which PCBK terminates this Agreement pursuant to Section 7.1. If the parties elect to change the method of acquisition, they will cooperate with and assist one another with any necessary amendment to this Agreement, and with the preparation and filing of such applications, documents, instruments and notices as may be necessary or desirable, in the opinion of counsel for PCBK, to obtain all necessary stockholder approvals and approvals of any regulatory agency, administrative body or other governmental entity.
SECTION 2.
CLOSING OF TRANSACTION

2.1	Closing. The Closing will occur on the Effective Date. The Holding Company Merger shall be consummated by the filing by the Oregon Secretary of State and the Washington Secretary of State of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the Oregon Revised Statutes and the Revised Code of Washington, and by the issuance of a Certificate of Merger by the Secretary of State of Oregon and, if applicable, the Secretary of State of Washington. Unless PCBK and NWB agree upon a different date, Closing will occur no later than the date ten (10) Business Days after the fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) required by, Section 5 of this Agreement; provided, however, that if the Special Loan has been (or is expected to be) repaid pursuant to Section 4.1.13(ii), then Closing will not occur earlier than ten (10) days following such repayment. If Closing does not occur on or prior to the Termination Date and the parties do not mutually agree in writing to extend the Closing, either party may terminate this Agreement in accordance with Section 7.1of this Agreement.

2.2	Events of Closing. On the Effective Date, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document on the Effective Date or otherwise defaults under this Agreement on or prior to the Effective Date, then no Transaction will occur unless the adversely affected party waives the default.

2.3	Place of Closing. The Closing will take place at the office of Graham & Dunn PC, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington, or such other place as the parties agree, at 10:00 a.m. Pacific Time on the Effective Date.

2.4	Procedure. PCB will notify the Oregon Director, the Washington Director and the FDIC of the proposed Effective Date for the Bank Merger. On or before the Business Day immediately preceding the Closing, appropriately prepared and executed articles of merger with respect to the Holding Company Merger will be deposited in the office of the Oregon Secretary of State and the office of the Washington Secretary of State, and appropriately prepared and executed articles of merger with respect to the Bank Merger and related documents will have been deposited in the offices of the Oregon Director and the Washington Director.
SECTION 3.
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of NWB and Bank. NWB and the Bank each represent and warrant to PCBK and PCB that, except as disclosed in a Schedule to this Agreement:

3.1.1	Organization and Good Standing. NWB is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted. The locations of all offices, including approved and unopened offices of its Subsidiaries, are listed in Schedule 3.1.1.

3.1.2	Corporate Authority.

(i)	Each has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, subject (in NWB’s case) only to the approval by NWB’s stockholders to complete the Merger.

(ii)	This Agreement is a valid and legally binding agreement of NWB and the Bank, enforceable against each of them in accordance with the terms of this Agreement, subject to receipt of Regulatory Approval and, (in NWB’s case) only, to the approval by NWB’s stockholders to complete the Merger.

(iii)	The execution, delivery and performance of this Agreement does not and will not, and the consummation by NWB and/or the Bank of the Transaction will not, constitute or result in: (1) a breach or violation of, or a default under, either of their articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation (“Contracts”) by which either of them is bound or to which either of them is a party; or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which either of them is subject; or (4) any change in the rights or obligations of any party under any of the Contracts. Schedule 3.1.2 contains a list of all consents NWB and/or the Bank must obtain from third parties under any Contracts before consummation of the Transaction.

3.1.3	Capital Stock.

(i)	The authorized capital stock of NWB consists of 4,000,000 shares of NWB Common Stock. A total of 1,157,629 shares of NWB Common Stock are issued and outstanding as of the date of this Agreement, all of which were validly issued and are fully paid and nonassessable. As of the date of this Agreement, NWB Options with respect to 136,580 shares of NWB Common Stock have been granted and are outstanding.

(ii)	The Bank’s authorized capital stock consists of 4,000,000 shares of common stock with no par value, of which 797,710 shares currently are issued and outstanding, all of which are validly issued, fully paid and nonassessable, except to the extent of any assessment required under applicable federal banking law or Section 30.44.020 of the Revised Code of Washington, and are owned by NWB free and clear of all Liens.

(iii)	No shares of NWB capital stock are reserved for issuance, other than those reserved for issuance under the NWB Option Plans. Except as set forth in Schedule 3.1.3 or in the NWB Option Plans, there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of NWB or its Subsidiaries of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), and neither NWB nor the Bank has issued or is obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

3.1.4	Subsidiaries. Except as listed in Schedule 3.1.4, NWB has no Subsidiaries. The shares of capital stock of each of its Subsidiaries are owned by it free and clear of all liens, claims, encumbrances and restrictions on transfer.

3.1.5	Reports and Financial Statements.

(i)	Filing of Reports. Since January 1, 2002, NWB and each of its Subsidiaries has filed and will file all reports and statements, together with any required amendments to these reports and statements, that they were required to file with (1) the Federal Reserve, (2) the FDIC, and (3) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii)	Delivery to Other Party of Reports. NWB and the Bank have delivered or otherwise made available to PCBK a copy of each registration statement, offering circular, report, definitive proxy statement or information statement (collectively, its “Reports”) under the Securities Act of 1933, as amended, (“Securities Act”), the Securities Exchange Act of 1934, as amended, (“Exchange Act”), and state securities and “Blue Sky” laws (collectively, the “Securities Laws”) filed, used or circulated by either of them with respect to periods since January 1, 2002, through the Execution Date.

(iii)	Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv)	Financial Statements. Each of NWB’s balance sheets included in the NWB Financial Statements fairly presents (or, in the case of NWB Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of NWB and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and stockholders’ equity included in the NWB Financial Statements fairly presents (or, in the case of NWB Financial Statements to be prepared in accordance with Section 4.1.8, if required, or for periods ending on a date following the Execution Date, will fairly present) the results of operations, stockholders’ equity and cash flows, as the case may be, of NWB and its Subsidiaries for the periods set forth in these statements (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with GAAP, except as may be noted in these statements.

3.1.6	Properties.

(i)	Except as disclosed in Schedule 3.1.6, NWB and its Subsidiaries are not a party to any real property lease, whether as landlord, tenant, guarantor or otherwise. Except as disclosed or reserved against in the NWB Financial Statements or in Schedule 3.1.6, NWB and/or one of its Subsidiaries have good and marketable title, free and clear of all Liens (other than Liens for taxes not yet delinquent or pledges to secure deposits) to all of the properties and assets, tangible or intangible, reflected in the NWB Financial Statements as being owned or leased by any of them as of the Execution Date. To the knowledge of NWB’s Executive Officers, except as disclosed in Schedule 3.1.6, all buildings and other facilities used in the Bank’s business and the equipment located thereon are in all material respects in good operating condition and repair and conform in all respects to all applicable laws, ordinances and regulations.

(ii)	To the knowledge of NWB’s Executive Officers, all buildings and all fixtures, equipment and other property and assets that are material to NWB’s business on a consolidated basis are owned by it or one of its subsidiaries or are held under leases or subleases by it or one of its subsidiaries, enforceable in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally or by general equity principles).

(iii)	Schedule 3.1.1 lists all of its existing branches and offices and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches. All of its existing branches and offices are leased by NWB or the Bank, and neither NWB nor the Bank own any real property (other than OREO properties).

3.1.7	Environmental Matters.

(i)	For purposes of this Section 3.1.7, the following definitions apply:

(1)	“Subject Property” with respect to a party means (i) all real property at which its business has been conducted, and any property where under any Environmental Law it is deemed to be the owner or operator of the property; (ii) any facility in which it is the owner or operator of the property; and (iii) all other real property that, for purposes of any Environmental Law, it otherwise could be deemed to be an owner or operator of or as otherwise having control over.

(2)	“Environmental Laws” means any federal, state, local or foreign law, regulation, order, decree, judgment, judicial opinion, or any agreement between NWB or any of its Subsidiaries and any Governmental Entity, presently in effect or subsequently adopted relating to: (i) the manufacture, generation, transport, use, treatment, storage, recycling, disposal, release, threatened release or presence of Hazardous Substances, or (ii) the preservation, restoration or protection of the environment or natural resources.

(3)	“Hazardous Substances” means any substance, material or waste that is (a) defined as a “hazardous substance” in 42 USC § 9601(14), (b) defined as a “pollutant or contaminant” in 33 USC § 1362(6), (c) defined as a “hazardous waste” in 42 USC § 6903(5), or (d) petroleum or a petroleum product or any other substance defined as “hazardous,” “dangerous” or “toxic” under any federal or state law or regulation enacted for the protection of human health or the environment; provided, however, that supplies and materials used by NWB and/or the Bank for general office purposes are not Hazardous Substances.

(ii)	To the knowledge of its Executive Officers, NWB, its Subsidiaries and the Subject Property are, and have been, in compliance with all applicable Environmental Laws, and no circumstances exist that with the passage of time or the giving of notice would be reasonably likely to result in noncompliance with such Environmental Laws.

(iii)	To the knowledge of its Executive Officers, none of the following, and no reasonable basis for any of the following, exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving NWB, any of its Subsidiaries or any Subject Property, relating to:

(1)	an asserted liability of NWB or any of its Subsidiaries or any prior owner, occupier or user of Subject Property under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(2)	the handling, storage, use, transportation, removal or disposal of Hazardous Substances;

(3)	the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within Subject Property into the air, water, surface water, ground water, land surface or subsurface strata; or

(4)	personal injuries or damage to property related to or arising out of exposure to Hazardous Substances.

(iv)	To the knowledge of its Executive Officers, no storage tanks underground or otherwise are present on the Subject Property or, if present, none of such tanks are leaking and each of them is in full compliance with all applicable Environmental Laws. With respect to any Subject Property, neither NWB nor any of its Subsidiaries owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. No Hazardous Substances have been used, handled, stored, discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on any Subject Property, except in compliance with applicable Environmental Laws.

(v)	To the knowledge of its Executive Officers, no part of the Subject Property has been or is scheduled for investigation or monitoring under any applicable Environmental Law.

(vi)	To the knowledge of its Executive Officers, no condition from, on or under the Subject Property exists with respect to the Subject Property that would require remediation under applicable Environmental Laws.

3.1.8	Taxes. All tax returns and reports required by law to be filed by NWB and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon NWB or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. All such taxes, assessments, fees and other governmental charges have been paid in full as indicated in the tax returns of NWB and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of NWB and its Subsidiaries for any prior years, except for such audits, objections or claims as are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement. Except as specified in the foregoing sentence, in the past five years, there has been no past and there are no current audit, objection to returns, or claim for additional taxes.

3.1.9	Absence of Regulatory Action. Neither NWB nor any of its Subsidiaries is in material violation of any statute, rule, governmental regulation, ordinance, judgment, order or decree applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither (i) NWB, its Subsidiaries, nor, to the knowledge of their respective Executive Officers, any of their officers, directors, or controlling persons nor (ii) NWB’s or its Subsidiaries’ property, is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Governmental Entity charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (including the FDIC) or the supervision or regulation of it, and neither NWB nor the Bank has been advised by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission.

3.1.10	Allowance for Loan Losses. In the opinion of its management, the allowance for loan and lease losses shown in the latest NWB Financial Statements is, and that which will be stated in the Subsequent NWB Financial Statements prior to Closing will be, adequate to absorb its anticipated loan losses.

3.1.11	Material Agreements.

(i)	Except for the NWB Option Plans and arrangements made after the date and in accordance with the terms of this Agreement, NWB and its Subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K under the Securities Act) that: (1) is to be performed after the date of this Agreement and (2) has not been set forth in Schedule 3.1.11.

(ii)	Neither NWB nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy, or other instrument.

3.1.12	Compliance with Laws; Filings. NWB and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit NWB or its Subsidiaries to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on them. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the knowledge of its Executive Officers, no suspension or cancellation of any of them is threatened. Other than the Regulatory Approvals and other than as required under the Securities Act, the Exchange Act, and state securities and “Blue Sky” laws, no notices, reports or other filings are required to be made by NWB or the Bank with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign (“Governmental Entity”), in connection with the execution, delivery or performance of this Agreement by it and the consummation by it of the Transaction.

3.1.13	Knowledge as to Conditions. NWB knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 of this Agreement should not be obtained.

3.1.14	No Material Adverse Effect. Since December 31, 2004, (i) NWB and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on NWB or any of its Subsidiaries.

3.1.15	Completeness of Representations. No representation or warranty made by or with respect to NWB or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.1.16	Asset Classification.

(i)	Schedule 3.1.16 sets forth a list, accurate and complete as of June 30, 2005, except as otherwise expressly noted in Schedule 3.1.16, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans, extensions of credit and other assets of NWB and its Subsidiaries that have been criticized or classified by any governmental or regulatory authority, by any outside auditor retained by the Bank, or by any internal audit of the Bank.

(ii)	Except as shown in Schedule 3.1.16, no amounts of its loans, extensions of credit or other assets that have been classified or criticized by any representative of any governmental entity as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss” or words of similar effect are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by NWB or its Subsidiaries before the date of this Agreement.

3.1.17	Litigation. Except as disclosed in Schedule 3.1.17, no litigation, proceeding or controversy before any court or governmental agency is pending (other than routine foreclosure proceedings), and there is no pending claim, action or proceeding against NWB or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Transaction, and, to the knowledge of NWB’s Executive Officers after reasonable inquiry, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.1.18	Insurance. NWB and each of its Subsidiaries have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.18 lists all directors’ and officers’ liability insurance policies and other material insurance policies maintained by NWB or its Subsidiaries.

3.1.19	Labor Matters. Neither NWB nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither NWB nor any of its Subsidiaries is the subject of any proceeding: (1) asserting that they have committed an unfair labor practice or (2) seeking to compel them to bargain with any labor organization as to wages or conditions of employment. No strike involving NWB or its Subsidiaries is pending or, to the knowledge of its Executive Officers, threatened. Its Executive Officers are not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.1.20	Employee Benefits.

(i)	For purposes of this Agreement, “Plan” or “Plans”, individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by NWB or the Bank, as the case may be. NWB and its Subsidiaries are not now nor have ever been a contributing employer to or sponsor of a multiemployer plan or a single employer plan subject to Title IV of ERISA.

(ii)	Schedule 3.1.20 sets forth a list, as of the Execution Date, of (a) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (b) all other material employee benefit plans that cover employees or former employees of NWB and its Subsidiaries (its “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, governmental filings (on Form 5500 series or otherwise), actuarial reports and reports under Financial Accounting Standards Board Statement No. 106 relating to such Compensation Plans) covering its current employees or those of its Subsidiaries (collectively, “Employees”), including Plans and related amendments, have been made available to PCBK.

(iii)	All of its Plans covering Employees (other than “multi-employer plans” within the meaning of ERISA Sections 3(37) or 4001(a)(3)), to the extent subject to ERISA, are in compliance with ERISA. Each of its Plans that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) (“Pension Plan”) and that is intended to be qualified under IRC Section 401(a), has received a favorable determination letter from the Internal Revenue Service, and NWB is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No litigation relating to its Plans is pending or, to the knowledge of its Executive Officers, threatened. Neither NWB nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that could subject it or any of its Subsidiaries to a tax or penalty imposed by either IRC Section 4975 or ERISA Section 502(i) in an amount that would be material.

(iv)	All contributions NWB or any of its Subsidiaries are or were required to make under the terms of any of its Plans have been timely made or have been reflected in the NWB Financial Statements. Neither any of its Pension Plans nor any single-employer plan of any of its ERISA Affiliates has an “accumulated funding deficiency” (whether or not waived) within the meaning of IRC Section 412 or ERISA Section 302. Neither NWB nor any of its Subsidiaries or its ERISA Affiliates has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate under IRC Sections 401(a)(29) or 412(f)(3) or ERISA Sections 306, 307 or 4204.

(v)	Except as disclosed in the NWB Financial Statements, neither NWB nor any of its Subsidiaries has any obligations for retiree health and life benefits.

(vi)	No provision of the documents governing any Plan contains restrictions on the rights of NWB or its Subsidiaries to amend or terminate any Plan without incurring liability under the Plan other than normal liabilities for benefits.

(vii)	Except as disclosed in the NWB Financial Statements or otherwise disclosed in this Agreement or in Schedule 3.1.20, the Transaction will not result in (a) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (b) any material increase in benefits under any Compensation Plan or (c) payment of any severance or similar compensation under any Compensation Plan.

(viii)	Neither NWB nor the Bank maintains an executive supplemental retirement plan.

3.1.21	Broker’s or Finder’s Fees. Except for the fees of Hovde deemed by its board to be required to obtain a fairness opinion and related advice from Hovde to effect the Transaction pursuant to a letter agreement that has been disclosed to PCBK, no agent, broker, person or firm acting on behalf of NWB or the Bank, or under its authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transaction.

3.2	Representations and Warranties of PCBK. Except as disclosed in a schedule to this Agreement, PCBK and PCB each represent and warrant to NWB:

3.2.1	Organization and Good Standing. PCBK is a corporation duly organized, validly existing and in good standing under the laws of the State of Oregon, is a registered bank holding company pursuant to the BHC Act, and has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted. Each of its Subsidiaries is either a commercial bank or a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted.

3.2.2	Corporate Authority.

(i)	Each has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement.

(ii)	This Agreement is a valid and legally binding agreement of PCBK and PCB, enforceable against each of them in accordance with the terms of this Agreement, subject to receipt of Regulatory Approval.

(iii)	The execution, delivery and performance of this Agreement does not and will not, and the consummation by PCBK and/or PCB of the Transaction will not, constitute or result in: (1) a breach or violation of, or a default under, either of their articles of incorporation or bylaws; (2) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under, any provision of any Contracts by which either of them is bound or to which either of them is a party; or (3) a material violation of any law, rule, ordinance or regulation or judgment, decree, order, award, or governmental or non-governmental permit or license to which either of them is subject; or (4) any change in the rights or obligations of any party under any of the Contracts..

3.2.3	Capital Stock.

(i)	The authorized capital stock of PCBK consists of 25,000,000 shares of PCBK Common Stock and 25,000 shares of PCBK preferred stock with no par value. A total of 8,759,573 shares of PCBK Common Stock were issued and outstanding as of June 30, 2005, all of which were validly issued and are fully paid and nonassessable, and no shares of PCBK preferred stock have been issued or are outstanding. As of June 30, 2005, PCBK Options with respect to 904,272 shares of PCBK Common Stock have been granted and are outstanding.

(ii)	PCB’s authorized capital stock consists of 10,000,000 shares of common stock, par value $1.00 per share, of which 4,829,960 shares currently are issued and outstanding, all of which are validly issued, fully paid and nonassessable, except to the extent of any assessment required under federal banking laws and are owned by PCBK free and clear of all Liens. PCB has authorized 20,000 shares of preferred stock, $100 par value per share, none of which have been issued or are outstanding.

(iii)	No shares of PCBK capital stock are reserved for issuance, other than those reserved for issuance under the PCBK Option Plans. Except as set forth in Schedule 3.2.3 or in the PCBK Option Plans, there are no preemptive rights or any outstanding subscriptions, warrants, options, conversion privileges, rights or commitments of NWB or its Subsidiaries of any character, kind or nature (including those relating to the issuance, sale, purchase, redemption, conversion, exchange, registration, voting or transfer of such stock or securities), and neither PCBK nor PCB has issued or is obligated to issue any additional shares of common stock or any other security to any other person, except as so disclosed.

3.2.4	Reports and Financial Statements.

(i)	Filing of Reports. Since January 1, 2002, PCBK and each of its Subsidiaries has filed and will file all reports and statements, together with any required amendments to these reports and statements, that they were and will be required to file with (1) the SEC, (2) the Federal Reserve, (3) the FDIC, and (4) any other applicable federal or state banking, insurance, securities, or other regulatory authorities. Each of these reports and statements, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(ii)	Delivery to Other Party of Reports. PCBK and PCB have delivered to NWB a copy of each Report under the Securities Laws filed, used or circulated by either of them with respect to periods since January 1, 2002, through the Execution Date.

(iii)	Compliance with Securities Laws. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the Reports, including the related financial statements, exhibits and schedules, filed, used or circulated before the Execution Date complied (and each of the Reports filed after the Execution Date, will comply) in all material respects with applicable Securities Laws, and did not (or in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iv)	Financial Statements. Each of PCBK’s balance sheets included in the PCBK Financial Statements fairly presents (or, in the case of PCBK Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of PCBK and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and stockholders’ equity included in the PCBK Financial Statements fairly presents (or, in the case of PCBK Financial Statements to be prepared in accordance with Section 4.11 of this Agreement for periods ending on a date following the Execution Date, will fairly present) the results of operations, stockholders’ equity and cash flows, as the case may be, of PCBK and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

3.2.5	Financing and Shares Available. PCBK has, and at the Effective Date will have, (i) sufficient cash and cash equivalents on hand to pay the Per Share Cash Consideration, cash in lieu of fractional shares, and any amounts payable to holders of Proposed Dissenting Shares; and (ii) a sufficient number of shares of common stock authorized and available to issue the PCBK Shares.

3.2.6	Absence of Regulatory Action. Neither PCBK nor any of its Subsidiaries is, to the knowledge of its Executive Officers, in material violation of any statute, rule or governmental regulation applicable to them (including, without limitation, the Community Reinvestment Act, Bank Secrecy Act, Truth in Lending Act, Equal Credit Opportunity Act, and statutes, rules and regulations governing the reporting of taxpayer identification numbers of its customers). Neither (i) PCBK, its Subsidiaries, nor, to the knowledge of their respective Executive Officers, any of their officers, directors, or controlling persons nor (ii) PCBK’s or its Subsidiaries’ property, is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Governmental Entity charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits (including the FDIC) or the supervision or regulation of it, and neither PCBK nor PCB has been advised by any such Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter or similar submission.

3.2.7	Compliance with Laws; Filings. PCBK and each of its Subsidiaries has all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit PCBK or its Subsidiaries to carry on their respective businesses as they are presently conducted and the absence of which, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect on them. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of PCBK’s Executive Officers, no suspension or cancellation of any of them is threatened. Other than the Regulatory Approvals and other than as required under the Securities Act, the Exchange Act, and state securities and “Blue Sky” laws, no notices, reports or other filings are required to be made by PCBK or PCB with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it from, any Governmental Entity in connection with the execution, delivery or performance of this Agreement by it and the consummation by it of the Transaction.

3.2.8	Knowledge as to Conditions. PCBK knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 5.1 of this Agreement should not be obtained.

3.2.9	Litigation. Except as disclosed in PCBK’s Reports or on Schedule 3.2.9, no material litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against PCBK or any of its Subsidiaries, which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on them or to materially hinder or delay consummation of the Transaction and, to the knowledge of PCBK’s Executive Officers after reasonable inquiry, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

3.2.10	Taxes. All tax returns and reports required by law to be filed by PCBK and its Subsidiaries have been duly filed, and all taxes, assessments, fees and other government charges upon PCBK or any of its Subsidiaries or upon any of their respective properties, assets, income or franchises that are due and payable have been paid. The federal income portion of such taxes have been paid in full as indicated in the tax returns of PCBK and its Subsidiaries for the past five years or adequate provision has been made for any such taxes on its balance sheet in accordance with GAAP. No material objections to returns or claims for additional taxes are being asserted with respect to federal or state tax returns of PCBK and its Subsidiaries for any prior years, except for such audits, objections or claims which are being contested in good faith, by appropriate proceedings and with establishment of appropriate reserves, and which have been disclosed in writing to the other parties to this Agreement.

3.2.11	No Material Adverse Effect. Since December 31, 2004, (i) PCBK and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of business, and (ii) there has not been any change in the financial condition (which includes, without limitation, the condition of assets, franchises, results of operations and prospects) that has had or may reasonably be expected to have a Material Adverse Effect on PCBK or any of its Subsidiaries.

3.2.12	Completeness of Representations. No representation or warranty made by or with respect to PCBK or its Subsidiaries in this Agreement (or in the Schedules to this Agreement) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in this Agreement (or in such Schedules) or in such representation or warranty not misleading.

3.2.13	Subsidiaries. Except as listed in Schedule 3.2.13, PCBK has no Subsidiaries. The shares of capital stock of each of its Subsidiaries are owned by it free and clear of all liens, claims, encumbrances and restrictions on transfer.

3.2.14	Labor Matters. Neither PCBK nor any of its Subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither PCBK nor any of its Subsidiaries is the subject of any proceeding: (1) asserting that they have committed an unfair labor practice or (2) seeking to compel them to bargain with any labor organization as to wages or conditions of employment. No strike involving PCBK or its Subsidiaries is pending or, to the knowledge of its Executive Officers, threatened. Its Executive Officers are not aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

3.2.15	Insurance. PCBK and each of its Subsidiaries have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to them (other than matters arising in connection with, and the transactions contemplated by, this Agreement).

3.2.16	Broker’s or Finder’s Fees. Except for the fees of Sandler O’Neill deemed by management of PCBK to be required to obtain a fairness opinion and related advice from Sandler O’Neill in connection with the Transaction pursuant to a letter agreement that has been disclosed to NWB, no agent, broker, person or firm acting on behalf of PCBK or PCB, or under its authority, is or will be entitled to any commission, broker’s, finder’s, or financial advisory fee in connection with the Transaction.
SECTION 4.
CONDUCT AND TRANSACTIONS PRIOR TO CLOSING

4.1	Conduct of NWB’s and Bank’s Business Prior to Closing. NWB and the Bank each covenant that, prior to Closing:

4.1.1	Availability of Books, Records and Properties.

(i)	With prior notice to NWB, the books, records, properties, contracts and documents of NWB and the Bank will be available at all reasonable times to PCBK, PCB and their counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as PCBK or PCB deem reasonably relevant to the Transaction. NWB and the Bank will cooperate fully in such inspection and audit, and will make available all information reasonably requested by or on behalf of PCBK or PCB.

(ii)	Upon request by PCBK or PCB, NWB and the Bank will request that any third parties involved in the preparation or review of the NWB Financial Statements or NWB Subsequent Financial Statements disclose to PCBK and PCB the work papers or any similar materials related to such financial statements.

4.1.2	Ordinary and Usual Course. NWB and the Bank will conduct their respective business only in the ordinary and usual course and will not do any of the following without the prior written consent of PCBK or PCB, which consent shall not be unreasonably withheld, or except as required by the Washington Department of Financial Institutions, the FDIC or the Federal Reserve (so long as PCBK and PCB receive prior written notice of such required action):

(i)	effect any stock split or other recapitalization with respect to NWB Common Stock or the shares of the Bank; issue (except for issuances upon the exercise of NWB Options),

redeem, pledge or encumber in any way any shares of such capital stock; or grant any option for shares of such capital stock;

(ii)	(without giving effect to the introductory paragraph of this Section 4.1.2) declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to the NWB Common Stock;

(iii)	other than as necessary to pay NWB Transaction Fee expenses consistent with this Agreement, declare or pay any dividend, or make any other distribution, either directly or indirectly, with respect to the shares of the Bank;

(iv)	acquire, sell, transfer, assign, encumber or otherwise dispose of assets or make any commitment other than in the ordinary and usual course of business;

(v)	solicit or accept deposit accounts of a different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or, without prior consultation with PCB, incur any indebtedness for borrowed money with a maturity date beyond one year or obligate itself with respect to acquiring any puttable securities;

(vi)	offer or make loans or other extensions of credit of a different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a loan or extension of credit in an amount greater than $250,000 if unsecured, or $750,000 if secured, without at least three (3) business days prior written notice to PCB along with the credit write-up, and if PCB does not respond within three (3) business days of receipt of such written notice, PCB shall be deemed to have acquiesced to such loan or extension of credit ;

(vii)	acquire an ownership interest or a leasehold interest in any real property, whether by foreclosure or otherwise, without making an appropriate environmental evaluation in advance of obtaining such interest and without providing to PCBK such evaluation and at least 30 days’ advance notice;

(viii)	enter into, renew, or terminate any contracts calling for a payment by either of them of more than $10,000 (including real property leases and data or item processing agreements) with or for a term of one-year or more, except for its contracts of deposit and agreements to lend money not otherwise restricted under this Agreement and (1) entered into in the ordinary course of business, (2) consistent with past practices, and (3) providing for not less (in the case of loans) or more (in the case of deposits) than prevailing market rates of interest;

(ix)	enter into or amend any contract (other than contracts for deposits or agreements to lend money not otherwise restricted by this Agreement) calling for a payment by either of them of more than $15,000, unless the contract may be terminated without cause or penalty upon 30 days notice or less;

(x)	enter into any personal services contract with any person or firm outside the ordinary course of business, except contracts, agreements, or arrangements for legal, accounting, investment advisory, or tax services entered into to directly facilitate the Transaction;

(xi)	(A) buy or sell any securities, whether held for investment or sale, other than in the ordinary course of business or (B) sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized after the Execution Date would be more than $25,000, or (C) buy any securities with a maturity of more than one year, whether held for investment or sale, even in the ordinary course of business, or (D) transfer any investment securities between portfolios of securities available for sale and portfolios of securities to be held to maturity;

(xii)	amend its Articles of Incorporation, Bylaws, or other formation agreements, or convert its charter or form of entity;

(xiii)	implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by PCBK or are necessary or advisable, on the advice of legal counsel, to comply with applicable laws, regulations, or regulatory policies;

(xiv)	implement or adopt any change in its accounting principles, practices or methods, other than as may be required (1) by GAAP, (2) for tax purposes, or (3) to take advantage of any beneficial tax or accounting methods;

(xv)	other than in accordance with binding commitments existing on the Execution Date and that have been disclosed to PCBK, make any capital expenditures in excess of $10,000 per project or related series of projects or $25,000 in the aggregate, except for NWB Transaction Fee expenses, which expenses may not exceed $700,000;

(xvi)	enter into any other transaction or make any expenditure other than in the ordinary and usual course of its business except for expenses reasonably related to completion of the Transaction;

(xvii)	subject to the exercise of its board of directors’ fiduciary duties and on the advice of counsel, enter into or recommend the adoption by NWB’s shareholders of any agreement involving a possible merger or other business combination or asset sale by NWB or the Bank not involving the Transaction other than pursuant to Section 4.1.11; or

(xviii)	take any action which would materially and adversely affect or delay their ability or the ability of PCBK and PCB to obtain any necessary approvals, consents or waivers of any governmental authority required for the Transaction or to perform their respective covenants and agreements under this Agreement.

4.1.3	Continuing Representation and Warranty. They will not do or cause to be done anything that would cause any representation or warranty in Section 3.1 of this Agreement to be untrue or inaccurate if made at Closing, except as otherwise contemplated or required by this Agreement or consented to in writing by PCBK or PCB.

4.1.4	Maintenance of Properties. Each will maintain its respective properties and equipment (and related insurance or its equivalent) in accordance with good business practice.

4.1.5	Preservation of Business Organization. Each will use its reasonable efforts to:

(i)	Preserve its respective business organization.

(ii)	Retain the services of present management and employees consistent with such program for consolidation of redundant employment positions resulting from the Transaction as will be developed in cooperation with PCBK.

(iii)	Preserve the goodwill of suppliers, customers and others with whom NWB and the Bank have business relations.

4.1.6	Senior Management. Without prior consultation with PCBK or PCB, neither NWB nor the Bank will make any change with respect to present management personnel having the rank of vice-president or higher or to its Board of Directors.

4.1.7	Compensation. NWB and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by NWB or the Bank to any of its directors, officers, employees, agents or consultants other than normal increments in compensation in accordance with NWB’s and the Bank’s established policies with respect to the timing and amounts of such increments. Without the prior written approval of PCBK and PCB, NWB and the Bank will not commit to, execute or deliver any employment agreement with any party not terminable without expense with two weeks notice.

4.1.8	Delivery of Board Financial Packets. NWB will deliver to PCBK a complete copy of the financial information packet (the “NWB Board Data”) that NWB includes in its board packets that are distributed to NWB’s directors in connection with their board meetings. The NWB Board Data will include such information and be prepared on a basis that is consistent with NWB’s ordinary past practice, and will be delivered to PCBK at the same time as board packets are distributed to NWB’s directors.

4.1.9	Update of Financial Statements. NWB will deliver to PCBK unaudited balance sheets and related statements of income and stockholders’ equity for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. NWB will deliver Subsequent NWB Financial Statements to PCBK by the earlier of: (1) five days after NWB has prepared and issued them or (2) 30 days after year-end for year-end statements, and 15 days after the end of the quarter for quarterly statements. The Subsequent NWB Financial Statements:

(i)	will be prepared from the books and records of NWB and its subsidiaries;

(ii)	will present fairly the financial position and operating results of NWB and its subsidiaries at the times indicated and for the periods covered;

(iii)	will be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable; and

(iv)	will reflect all liabilities, contingent or otherwise, of NWB and its Subsidiaries on the respective dates and for the respective periods covered, except for liabilities: (1) not required to be so reflected in accordance with GAAP or (2) not significant in amount. All contingent liabilities not recorded on the Subsequent NWB Financial Statements will be disclosed in writing to PCBK.

4.1.10	Update Schedules. From the date of this Agreement until Closing, NWB will promptly revise and supplement the Schedules to this Agreement prepared by or on behalf of NWB or its Subsidiaries to ensure that such Schedules remain accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of such Schedules following the execution of this Agreement will not be deemed a modification of NWB’s or the Bank’s representations or warranties contained in this Agreement.

4.1.11	Acquisition Proposal.

(i)	General Restriction. NWB agrees that neither it nor any of its Subsidiaries nor any of their respective officers or directors will, directly or indirectly, initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any Acquisition Proposal (defined below) or engage in any negotiations concerning, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

(ii)	Exceptions. Notwithstanding anything in this Agreement to the contrary, NWB and its Board of Directors shall be permitted to engage in discussions or negotiations with, or provide information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that (a) NWB’s Board of Directors concludes in good faith and consistent with its fiduciary duties to NWB’s stockholders under applicable law after taking into consideration advice from legal counsel, that such Acquisition Proposal may result in a Superior Proposal, (b) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, NWB’s Board of Directors receives from such person an executed confidentiality agreement containing terms at least as stringent as those contained in the Confidentiality Agreement, and (c) at least two days prior to providing any information or data to any person or entering into discussions or negotiations with any person, NWB’s Board of Directors provides PCBK with notice of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives.

(iii)	Termination of Existing Discussions. NWB and its Subsidiaries and their respective officers or directors will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. NWB will notify PCBK immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with NWB or its Subsidiaries.

(iv)	Definitions.

(1)	The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving NWB or the Bank or any proposal or offer to acquire an equity interest comprising 33.3% or more in, or a substantial portion of the assets of, NWB or the Bank, other than the transaction contemplated or permitted by this Agreement.

(2)	The term “Superior Proposal” means, with respect to NWB or the Bank, any Acquisition Proposal made by a Person other than PCBK (A) that is for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving NWB or the Bank, (ii) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of NWB or the Bank, taken as a whole, in a single transaction or a series of related transactions, or (iii) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the NWB Common Stock or the Bank’s outstanding shares whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (B) that is otherwise on terms which the Board of Directors of NWB in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal, (x) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement, and (y) is reasonably capable of being completed.

4.1.12	Directors’ and Officers’ Liability. Immediately prior to the Effective Date, NWB will notify its directors’ and officers’ liability insurers of the Transaction and of all pending or, to the knowledge of its Executive Officers, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.5 of this Agreement and known to NWB, or circumstances reasonably deemed by PCBK to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.13	Loans.

(i)	NWB and the Bank will permit PCBK to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of the Bank’s allowance for loan losses, including reviews of any loan extensions or renewals. The Bank will adjust its loan loss reserve in the ordinary course of business consistent with past practice and, in the event of any changes in the Bank’s loan portfolio occurring after the Execution Date, will make such adjustments in consultation with PCBK. PCBK will have continued access to the Bank’s loans through

Closing to update the examination. At PCBK’s reasonable request, the Bank will provide PCBK with current reports updating the information set forth in Schedule 3.1.16.

(ii)	NWB and the Bank will use their reasonable best efforts to cause, on or prior to the Closing, the Special Loan to be repaid in full with funds other than the proceeds of the Special Time Deposit. NWB and the Bank will advise PCBK as to the status of repayment of the Special Loan and will provide PCBK with all documentation that any of NWB, the Bank or their Executive Officers has access to relating to such repayment.

4.2	Conduct of PCBK’s Business Before Closing. PCBK will:

(i)	provide NWB with prompt written notice of any events, individually or in the aggregate, that could have a Material Adverse Effect with respect to PCBK;

(ii)	conduct, and cause its Subsidiaries to conduct, their respective businesses in the ordinary and usual course and in compliance with all material obligations and duties imposed on them by applicable federal and state laws; and

(iii)	maintain all books and records of it and its Subsidiaries, including all financial statements, in accordance with such accounting principles and practices consistent with those used for the PCBK Financial Statements, except for changes in such principles and practices required under GAAP.

4.3	Registration Statement.

4.3.1	Preparation of Registration Statement.

(i)	A Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) will be filed by PCBK with the SEC under the Securities Act for registration of the PCBK Shares to be issued in the Holding Company Merger, and the parties will prepare a related prospectus/proxy statement (“Prospectus/ Proxy Statement”) to be mailed together with any amendments and supplements to NWB’s stockholders.

(ii)	The parties will cooperate with each other in preparing the Registration Statement and Prospectus/ Proxy Statement, and will use their best efforts to: (1) file the Registration Statement with the SEC within 30 days following the date on which this Agreement is executed, and (2) obtain the clearance of the SEC, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/ Proxy Statement.

(iii)	Nothing will be included in the Registration Statement or the Prospectus/ Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the NWB Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of PCBK relating to PCBK and by or on behalf of NWB relating to NWB, (1) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (2) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(iv)	PCBK will pay all fees and costs associated with the preparation by PCBK’s counsel (and other professional advisors) and the filing of the Registration Statement. NWB will pay all costs associated with the review and preparation by NWB’s counsel of the Registration Statement and the Prospectus/ Proxy. NWB will pay the costs associated with the printing and mailing of the Prospectus/ Proxy Statement to its stockholders and any other direct costs incurred by it in connection with the Prospectus/ Proxy Statement.

4.3.2	Submission to Shareholders.

(i)	PCBK and NWB will submit the Prospectus/ Proxy Statement to, and will use their best efforts in good faith to obtain the prompt approval of the Prospectus/ Proxy Statement by, all applicable regulatory authorities. The parties will provide each other with copies of such submissions for review.

(ii)	NWB will promptly take the actions necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to convene a stockholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “NWB Meeting”). The NWB Meeting will be held on the earliest practical date after the date the Prospectus/ Proxy Statement may first be sent to NWB’s stockholders without objection by applicable governmental authorities. Except as otherwise required to comply with the fiduciary responsibilities of its board of directors, NWB’s board of directors and officers will recommend approval of the Holding Company Merger to NWB’s stockholders.

4.4	Affiliate Letters.

4.4.1	Affiliate List. Certain persons may be deemed “affiliates” of NWB under Rule 145 of the Securities Act. Within thirty days after the Execution Date, NWB will deliver to PCBK, after consultation with legal counsel, a list of names and addresses of NWB’s “affiliates” with respect to the Mergers within the meaning of Rule 145. By the Effective Date, NWB will deliver, or cause to be delivered, to PCBK a letter from each of these “affiliates,” and any additional person who becomes an “affiliate” before the Effective Date and after the date of the list, dated as of the date of its delivery and in the form attached as Exhibit A.

4.4.2	Restrictive Legends. PCBK will place a restrictive legend on all certificates representing PCBK Shares to be received by an “affiliate,” so as to preclude their transfer or disposition in violation of the affiliate letters. PCBK will also instruct its transfer agent not to permit the transfer of those shares, and to take any other steps reasonably necessary to ensure compliance with Rule 145.

4.5	Submission to Regulatory Authorities. Representatives of PCBK and PCB will prepare and file with applicable regulatory agencies, applications for approvals, waivers or other actions deemed necessary or desirable, in the opinion of their counsel, in order to consummate the Transaction. PCBK will provide copies of such applications for review by NWB prior to their submission to the applicable regulatory authorities. These applications are expected to include:

(i)	An application (or request for waiver) to the Federal Reserve and related filings regarding the Holding Company Merger.

(ii)	An application to the FDIC and the Oregon Director and related filings regarding the Bank Merger.

(iii)	Filings and coordination with the office of the Oregon Secretary of State and the Washington Secretary of State with respect to the Holding Company Merger.

4.6	Public Announcements. Subject to written advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to the subject matter of this Agreement, the timing and content of any announcements, press releases or other public statements concerning the Transaction will occur upon, and be determined by, the mutual consent of NWB and PCBK.

4.7	Consents. Each party to this Agreement will use its best efforts to obtain the timely consent or approval of any Person whose consent or approval is required in order to permit PCBK, PCB, NWB and the Bank to consummate the Transaction.

4.8	Further Actions. The parties to this Agreement will use their best efforts in good faith to make all such arrangements, do or cause to be done all such acts and things, and execute and deliver all such certificates and other instruments and documents as may be reasonably necessary or appropriate in order to consummate the Transaction promptly.

4.9	Notice. The parties will provide each other with prompt written notice of:

(i)	Any events that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to them.

(ii)	The commencement of any proceeding against any one or more of them by or before any court or governmental agency that, individually or in the aggregate, can reasonably be expected to have a Material Adverse Effect with respect to any one or more of them.

(iii)	In the case of NWB and the Bank only, acquisition of an ownership or leasehold interest in any real property, other than an acquisition in good faith of real property to satisfy a debt previously contracted for.

4.10	Confidentiality. Subject to the requirements of law, each party will keep confidential, and will exercise its best efforts to cause its representatives to keep confidential, all information and documents obtained pursuant to this Agreement unless such information (i) is required by law to be disclosed, (ii) becomes available to such party from other sources not bound by a confidentiality obligation, (iii) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to the Transaction, or (iv) is or becomes public without fault of the subject party. If this Agreement is terminated or the Transaction otherwise fails to be consummated, each party to this Agreement will promptly (i) return to the other all confidential documents obtained from them; and (ii) not use or disclose any nonpublic information obtained under this Agreement or in connection with the Transaction.

4.11	Update of PCBK Financial Statements. PCBK will deliver unaudited balance sheets and related statements of income and stockholders’ equity for each month ending after the Execution Date and before Closing or the Termination Date, as the case may be, within 15 days after each such month-end. PCBK will deliver Subsequent PCBK Financial Statements to NWB by the earlier of: (1) 5 days after PCBK prepares and issues them or (2) the date that such financial statements are filed with the SEC pursuant to PCBK’s reporting obligations under the Exchange Act. The Subsequent PCBK Financial Statements will:

(a)	be prepared from the books and records of PCBK and its Subsidiaries;

(b)	present fairly the financial position and operating results of PCBK and its Subsidiaries at the times indicated and for the periods covered;

(c)	be prepared in accordance with GAAP (except for the absence of notes) and with the regulations promulgated by applicable regulatory authorities, to the extent then applicable, subject to normal year-end adjustments; and

(d)	reflect all liabilities, contingent or otherwise, of PCBK on the respective dates and for the respective periods covered, except for liabilities not required to be so reflected in accordance with GAAP or not significant in amount.

4.12	Availability of PCBK’s Books, Records and Properties.

(a)	PCBK will make its books, records, properties, contracts and documents available during business hours with reasonable advance notice to NWB and its counsel, accountants and other representatives. These items will be open for inspection, audit and direct verification of loan or deposit balances and collateral receipts. PCBK will cooperate fully in any such inspection, audit, or direct verification procedures, and will make available all information reasonably required by or on behalf of PCBK.

(b)	At NWB’s request, PCBK will request any third parties involved in the preparation or review of (1) PCBK Financial Statements or (2) any audits of PCBK’s operations, loan portfolios or other assets, to disclose to NWB the work papers or any similar materials related to these items.

4.13	Blue Sky Filings. PCBK will use its best efforts to obtain, prior to the effective date of the Registration Statement, any necessary state securities laws or “blue sky” permits and approvals.

4.14	Tax Treatment. Neither PCBK and its Subsidiaries nor NWB and its Subsidiaries will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

4.15	Best Efforts. Subject to the terms and conditions of this Agreement and, in the case of NWB and the Bank, to the exercise by its Board of Directors of its fiduciary duties, each party will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Mergers as expeditiously as practicable, and to otherwise enable consummation of the transactions contemplated by this Agreement.
SECTION 5.
APPROVALS AND CONDITIONS

5.1	Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement, the Bank Merger Agreement and the Transaction by all appropriate regulatory agencies having jurisdiction with respect to the Transaction; provided, however, that no such consent or approval will have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of PCBK, would deprive PCBK of the material economic or business benefits of the Transaction.

5.2	Conditions to Obligations of PCBK and PCB. All obligations of PCBK and PCB pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.2.1	Representations and Warranties. The representations and warranties of NWB and the Bank contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement will be true and correct at Closing, with the same force and effect as though such representations and warranties had been made on and as of Closing, except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct as of such date. NWB and the Bank will have delivered to PCBK and PCB their respective certificates to that effect, executed by a duly authorized officer of NWB and dated as of Closing.

5.2.2	Compliance. NWB and the Bank each will have performed and complied in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. NWB and the Bank will have delivered to PCBK and PCB their respective certificates to that effect, executed by a duly authorized officer of NWB and dated as of Closing.

5.2.3	Transaction Fees. NWB Transaction Fees have not exceeded $700,000. “NWB Transaction Fees” means all costs and expenses incurred by NWB or owed or paid by NWB to its investment advisors, legal counsel, accountants and printers in connection with the preparation, negotiation and execution of this Agreement and related documents and the consummation of the Transaction.

5.2.4	Transaction Fees Statements. NWB has delivered to PCBK a statement, in a form reasonably satisfactory to PCBK, from each third party to whom NWB has paid or owes NWB Transaction Fees. Each statement must set forth the total costs and expenses paid or owing to the third party in connection with the Transaction’s consummation. NWB has delivered to PCBK its certificate, executed by a duly authorized officer of NWB and dated as of Closing, stating the total NWB Transaction Fees and certifying that NWB is in compliance with Section 5.2.3 and this Section 5.2.4.

5.2.5	No Material Adverse Effect. Since December 31, 2004, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to NWB or the Bank.

5.2.6	Financial Condition. The following will be true and the certificates of NWB and the Bank referred to in Section 5.2.2 will so state:

(i)	The Bank’s allowance for possible loan and lease losses will not be less than 1.15% of the Bank’s total outstanding loans (or such higher percentage as determined pursuant to Section 4.1.13), and will be adequate to absorb the Bank’s anticipated loan losses.

(ii)	The reserves set aside for all incurred and contingent liabilities of NWB and the Bank will be adequate to absorb all reasonably anticipated losses.

(iii)	The Tangible Equity Capital (defined below) of NWB as of the Closing Date will not be $100,000 less than the target amounts set forth in the following chart:

Tangible Equity
Closing Date	Capital Target

(in thousands)
On or before October 31, 2005	$18,181
After October 31, 2005 and on or before November 30, 2005	$18,357
After November 30, 2005 and on or before December 31, 2005	$18,533
After December 31, 2005 and on or before January 31, 2006	$18,709
After January 31, 2006 and on or before February 28, 2006	$18,882

“Tangible Equity Capital” means common stock, paid in capital and retained earnings, minus goodwill and any other intangible assets, without giving effect to any impact from gains or losses on available for sale securities. Notwithstanding the foregoing, only income derived from the normal course of NWB’s business since July 30, 2005, may be included in determining Tangible Equity Capital; accordingly, income from accounting entries, including but not limited to reversals of expense accruals from prior periods or other non-normal course of business reversals, will not be considered part of equity capital. Any Transaction Fees and transaction-related expenses paid by NWB, net of taxes, up to the maximum amount set forth in Section 5.2.3, shall be credited back to Tangible Equity Capital.

5.2.7	No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Transaction.

5.2.8	Execution and Performance of Additional Agreements. The Bank Merger Agreement will have been executed and delivered to PCB, and Basant Singh, the President and Chief Executive Officer of NWB and the Bank, will be capable of performing his employment duties under the employment and salary continuation agreement referred to in Recital E.

5.2.9	Corporate and Shareholder Action. Each of the following will have approved the Transaction:

(i)	The Boards of Directors of NWB and the Bank;

(ii)	NWB, as shareholder of the Bank; and

(iii)	The shareholders of NWB.

5.2.10	Resignation of Directors. The directors of NWB and the Bank will have tendered their written resignations from the Board of Directors of each respective company to be effective upon consummation of the Transaction.

5.2.11	Tax Opinion. PCBK has, at PCBK’s expense, obtained from Graham & Dunn PC and delivered to NWB, an opinion addressed to NWB and PCBK (in form and substance reasonably satisfactory to NWB and its counsel, and subject to reasonable limitations, conditions and assumptions) substantially to the effect that:

(i)	The Mergers will qualify as reorganizations within the meaning of IRC Section 368(a)(1)(A).

(ii)	Holders of NWB Common Stock who receive solely cash in exchange for their shares of NWB Common Stock, and who own those shares as capital assets and do not actually or constructively own shares of PCBK after the Merger, will recognize capital gain or loss. The amount of such gain or loss will be equal to the difference between the amount of cash received and the stockholder’s aggregate tax basis for such shares of NWB Common Stock. The gain or loss will be long-term capital gain or loss if such shares of NWB Common Stock were held for more than one year.

(iii)	Holders of NWB Common Stock who receive solely PCBK Shares in exchange for their shares of NWB Common Stock will not realize gain or loss on stock in exchange.

(iv)	Holders of NWB Common Stock who receive both PCBK Shares and cash consideration in exchange for their shares of NWB Common Stock will recognize gain, but not loss, to the extent of the lesser of the gain realized by them in the exchange or the amount of cash they receive in the exchange. Any gain recognized by a shareholder who owns his or her shares of NWB Common Stock as capital assets will be treated as capital gain, if the exchange is, with respect to such shareholder, either “substantially disproportionate” or “not essentially equivalent to a dividend,” each within the meaning of IRC Section 302(b). The gain will be long-term capital gain of the shares of NWB Common Stock were held for more than one year.

5.2.12	Opinion of Counsel. NWB has obtained from Jones & Keller, P.C. and delivered to PCBK an opinion of counsel, containing the opinions set forth in Exhibit B to this Agreement.

5.2.13	Affiliate Letters. PCBK has received the affiliate list and letters specified in Section 4.4.1.

5.2.14	Registration Statement. The Registration Statement, as it may have been amended, required in connection with the PCBK Shares, and as described in Section 4.3, has become effective, and no stop-order suspending the effectiveness of such Registration Statement has been issued or remains in effect, and no proceedings for that purpose have been initiated or threatened by the SEC the basis for which still exists.

5.2.15	Cash Paid. The aggregate amount of the cash to be paid for Proposed Dissenting Shares will not exceed seven and one-half percent (7.5%) of the cash value of the Merger Consideration, as it may be adjusted under this Agreement.

5.2.16	No Change in Loan Review. NWB and the Bank have provided to PCBK the reports reasonably requested by PCBK under Section 4.1.13, and neither these reports nor any examinations conducted by PCBK under Section 4.1.13 reveal a change that constitutes a

Material Adverse Effect in either: (i) the information set forth in Schedule 3.1.16 or (ii) information revealed during PCBK’s previous examinations of the Bank’s loans.

5.2.17	Consents. NWB has obtained the consents as indicated in Schedule 3.1.2.

5.2.18	Fairness Opinion. NWB will have received from Hovde an updated fairness opinion, dated on or about the date on which the Prospectus/ Proxy Statement is distributed to NWB’s shareholders, to the effect that the Merger Consideration to be received by NWB shareholders pursuant to Section 1.3 of this Agreement is fair to such shareholders from a financial point of view.

5.2.19	Bank Offices. PCBK or PCB will have received the landlord’s consent to the assignment and assumption of the Bank’s current leases for the Bank’s premises on the same terms as in effect on the Execution Date.

5.3	Conditions to Obligations of NWB and Bank. All obligations of NWB and the Bank pursuant to this Agreement are subject to satisfaction of the following conditions at or before Closing:

5.3.1	Representations and Warranties. The representations and warranties of PCBK and PCB contained in this Agreement or in any certificate or other instrument delivered in connection with this Agreement will be true and correct at Closing, with the same force and effect as though such representations and warranties had been made on and as of Closing, except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct as of such date. PCBK and PCB will have delivered to NWB and the Bank their respective certificates to that effect, executed by a duly authorized officer of PCBK and dated as of Closing.

5.3.2	Compliance. PCBK and PCB each will have performed and complied with all terms, covenants and conditions of this Agreement on or before Closing. PCBK and PCB will have delivered to NWB and the Bank their respective certificates to that effect, executed by a duly authorized officer of PCBK and dated as of Closing.

5.3.3	No Governmental Proceedings. No action or proceeding will have been commenced or threatened by any governmental agency to restrain or prohibit or invalidate the Transaction.

5.3.4	No Material Adverse Effect. Since December 31, 2004, there will have been no material damage, destruction or loss (whether or not covered by insurance) and no other event, individually or in the aggregate, constituting a Material Adverse Effect with respect to PCBK or PCB.

5.3.5	Fairness Opinion. The fairness opinion specified in Section 5.2.18 will have been delivered.

5.3.6	Tax Opinion. The tax opinion specified in Section 5.2.11 has been addressed to and delivered to NWB.

5.3.7	Opinion of Counsel. PCBK has obtained from Graham & Dunn PC and PCBK’s Oregon corporate counsel and delivered to NWB opinions of counsel containing the opinions set forth in Exhibit C and Exhibit D, respectively, to this Agreement.

5.3.8	Corporate and Shareholder Action. Each of the following will have approved the Transaction:

(i)	The Boards of Directors of PCBK and PCB;

(ii)	PCBK, as shareholder of PCB; and

(iii)	The shareholders of NWB holding at least two-thirds of the outstanding shares of NWB Common Stock.

5.3.9	Registration Statement. The Registration Statement will have become effective as specified in Section 5.2.14.

5.3.10	Blue Sky Filings. PCBK has received the state securities laws or “blue sky” permits and approvals specified in Section 4.13.

5.3.11	Execution of Additional Agreement. PCB will have executed and delivered the Bank Merger Agreement.

5.3.12	NASDAQ Listing. The shares of PCBK Common Stock to be issued pursuant to this Agreement have been approved for listing on the NASDAQ National Market subject only to official notice of issuance

5.3.13	Payments to the Exchange Agent. PCBK will have deposited the Merger Consideration with the Exchange Agent.
SECTION 6.
DIRECTORS, OFFICERS AND EMPLOYEES

6.1	Directors. As a condition to the execution of this Agreement, each member of the boards of directors of NWB and the Bank has entered into the written agreements described in Recital F on or before the Execution Date. Such agreements will take effect at the Effective Date.

6.2	Officers’ Contracts. At the Effective Date, the employment and salary continuation agreements described in Recital E will take effect.

6.3	PCBK Board of Directors. From and after the Effective Date, the board of directors of PCBK will include the members of the board of directors of PCBK as constituted immediately prior to the Effective Date, together with Michael Heijer, the current Chairman of NWB, who will hold office until his successor is elected and qualified. PCBK will place Mr. Heijer in nomination with a term expiring at PCBK’s 2009 annual meeting.

6.4	Employee Benefit Issues.

6.4.1	Comparability of Benefits. PCBK and PCB intend that their current personnel policies will apply to any current employees of NWB and the Bank who are retained in the service of PCBK and PCB after Closing. Such retained employees will be eligible to participate in all of the benefit plans of PCBK and PCB that are generally available to similarly situated employees of PCBK and PCB in accordance with and subject to the terms of such plans.

6.4.2	Treatment of Past Service. For purposes of such participation, current employees’ prior service with NWB and/or the Bank will constitute prior service with PCBK and/or PCB for purposes of determining eligibility and vesting (including but not limited to vacation time).

6.4.3	No Contract Created. Except as provided in Section 6.2 of this Agreement, nothing in this Agreement will give any employee of NWB or the Bank a right to continuing employment.

6.5	Indemnification of Directors and Executive Officers. For a period of five (5) years from and after the Effective Date, PCBK will indemnify and defend each present and former director and officer of NWB and the Bank from and against any and all claims, losses, liabilities, judgments, fines, damages, costs, and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Date, including, without limitation, the Transaction contemplated by this Agreement, to the fullest extent that NWB and/or the Bank are permitted to indemnify (and advance expenses to) its directors and officers under applicable law and under their respective articles of incorporation or bylaws in effect at the date of this Agreement. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under NWB’s or the Bank’s Articles of Incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to PCBK or any of its Subsidiaries) selected by PCBK and reasonably acceptable to such officer or director.

SECTION 7.
TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1	Termination by Reason of Lapse of Time. If Closing does not occur on or before the Termination Date, either PCBK or NWB may terminate this Agreement and the Transaction if both of the following conditions are satisfied:

(a)	the terminating party’s board of directors decides to terminate by a majority vote of its members; and

(b)	the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination.

7.2	Termination Due To PCBK Average Closing Price. NWB may terminate this Agreement and the Transaction by written notice to PCBK on the business day immediately following the Determination Date, in the event that:

(a)	The PCBK Average Closing Price is less than $13.12; and

(b)	The number obtained by dividing the PCBK Average Closing Price by $15.44 is less than the number obtained by (i) dividing the Final Index Price (as defined below) by the Initial Index Price (as defined below) and then (ii) multiplying the quotient so obtained by 0.85.

The foregoing events in (a) and (b) are referred to as the “Adjustment Triggers.” If PCBK declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Determination Date, the prices for the PCBK Common Stock shall be appropriately adjusted for the purposes of applying this Section 7.2. If NWB elects to exercise its termination right as a result of the Adjustment Triggers, the provisions of Section 7.3 will apply.

7.2.1	Definitions. For purposes of this Section 7.2, the following terms have the meanings indicated below:

“Final Average Price” means, with respect to any company belonging to the Index Group, its average Final Price during the Determination Period.

“Final Index Price” means the sum of the Final Average Price for each company comprising the Index Group multiplied by the appropriate weight.

“Final Price” means, with respect to any company belonging to the Index Group, the daily closing sales price of a share of common stock of such company, as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded.

“Index Group” means the companies listed on Exhibit E attached hereto, which comprise the Northwest NASDAQ Index. In the event that the common stock of any such company ceases to be publicly traded or a proposal to acquire any such company is announced at any time during the period beginning on the Execution Date and ending on the Determination Date, such company will be removed from the Index Group, and the weights attributed to the remaining companies will be adjusted proportionately for purposes of determining the Final Index Price and the Initial Index Price. The companies and the weights attributed to them are listed on Exhibit E.

“Initial Index Price” means $25.68, which is the sum of each per share closing price of the common stock of each company comprising the Index Group multiplied by the applicable weighting, as such prices are reported on the consolidated transactions reporting system for the market or exchange on which such common stock is principally traded, on July 20, 2005, which amount may be adjusted as described in above in the definition of “Index Group.”

7.3	PCBK’s Right to Adjust Consideration. If NWB provides written notice to PCBK in accordance with Section 7.2, then within one business day of PCBK’s receipt of such notice, PCBK may elect by written notice to NWB to increase the Total Cash Amount dollar for dollar, by the amount of the difference between (i) the Total Stock Amount multiplied by $13.12, and (ii) the Total Stock Consideration. If PCBK makes such election, no termination will occur pursuant to this Section 7.2 and this Agreement will remain in effect according to its terms (except as the Total Cash Amount has been supplemented).

7.4	Other Grounds for Termination. This Agreement and the Transaction may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by NWB’s stockholders, unless otherwise provided) as follows:

7.4.1	Mutual Consent. By mutual consent of NWB and PCBK, if the boards of directors of each party agrees to terminate by a majority vote of its members.

7.4.2	No Regulatory Approvals. By either party, if the regulatory approvals required by Section 5.1 are denied (or if any such required approval is conditioned on a substantial deviation from the Transaction); provided, however, that either party will have fifteen (15) business days following receipt of such denial to appeal the decision, and if such appeal is timely made, either party will have sixty (60) days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time.

7.4.3	Breach of Representation. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement) if there has been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1(in the case of a breach of a representation or warranty by NWB) or Section 5.3.1 (in the case of a breach of a representation or warranty by PCBK). In the event of termination pursuant to this Section 7.4.3, the terminating party will be entitled to receive from the other party the Termination Fee.

7.4.4	Breach of Covenant. By either party, (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement) if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such thirty day period. In the event of termination pursuant to this Section 7.4.4, the terminating party will be entitled to receive from the other party the Termination Fee.

7.4.5	NWB Fails to Recommend Shareholder Approval. By PCBK (provided that PCBK is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), before NWB’s stockholders approve the Transaction, if NWB’s Board of Directors: (a) fails to recommend to its stockholders the approval of the Merger or (b) modifies, withdraws or changes in a manner adverse to PCBK its recommendation to stockholders to approve the Merger. If termination occurs pursuant to this Section 7.4.5 and (a) no Acquisition Proposal or Superior Proposal has been made and (b) the fairness opinion referenced in Section 5.2.18 has been delivered and has not been withdrawn, then PCBK will be entitled to receive from NWB the No-Recommendation Fee.

7.4.6	NWB Stockholders Fail to Approve. By either party (provided that the terminating party is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if the required vote of NWB’s stockholders required for consummation of the Transaction is not obtained at the NWB Meeting, regardless of whether or not NWB’s Board of Directors recommends such approval.

7.4.7	Impracticability. By either PCBK or NWB, upon written notice given to the other party, if the board of directors of the party seeking termination under this Section 7.4.7 has determined in its sole judgment, made in good faith and after due consideration and consultation with counsel, that the Transaction has become inadvisable or impracticable by reason of the initiation of litigation by the federal government or the governments of the States of Oregon or Washington to restrain or invalidate the Transaction or this Agreement.

7.4.8	Dissenting Shares. By PCBK, if holders of seven and one-half percent (7.5%) or more of the outstanding shares of NWB Common Stock are Proposed Dissenting Shares.

7.4.9	Superior Proposal – Termination by NWB. By the board of directors of NWB upon written notice to PCBK if the board of directors of NWB has in good faith and after consultation with legal counsel determined that an Acquisition Proposal constitutes a Superior Proposal; provided, however, that NWB will not be permitted to terminate this Agreement pursuant to this Section 7.4.9 unless (i) it has not breached Section 4.1.11 of this Agreement, (ii) concurrent with the delivery of such notice of termination it intends to enter into a letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal, (iii) it has provided PCBK at least five days’ prior written notice advising PCBK that the board of directors of NWB is prepared to accept a Superior Proposal and given PCBK, if it so elects, an opportunity to amend the terms of this Agreement (and negotiated with PCBK in good faith with respect to such terms) in such a manner as would enable NWB’s and PCBK’s respective board of directors to proceed with the Transaction, and (iv) simultaneously upon entering into such letter of intent, acquisition agreement or similar agreement relating to such Superior Proposal referred to in clause (ii), it delivers to PCBK the Break-Up Fee.

7.5	Termination-Related Fees Payable By NWB. Due to expenses, direct and indirect, incurred by PCBK in negotiating and executing this Agreement and in taking steps to effect the Transaction, NWB will pay to PCBK (A) $500,000 (the “Termination Fee”) if PCBK terminates this Agreement pursuant to Sections 7.4.3 (Breach of Representation) or 7.4.4 (Breach of Covenant), or (B) $1,000,000 (the “No-Recommendation Fee”) if, in the absence of any Acquisition Proposal or Superior Proposal, PCBK terminates this Agreement pursuant to Section 7.4.5. If the Termination Fee or the No- Recommendation Fee becomes payable pursuant to this Section 7.5, it will be payable on PCBK’s demand and must be paid by NWB within three business days following the date of PCBK’s demand.

7.6	Termination Fee Payable By PCBK. Due to expenses, direct and indirect, incurred by NWB in negotiating and executing this Agreement and in taking steps to effect the Transaction, PCBK will pay to NWB the Termination Fee if NWB terminates this Agreement pursuant to Sections 7.4.3 (Breach of Representation) or 7.4.4 (Breach of Covenant). If the Termination Fee becomes payable pursuant to this Section 7.6, it will be payable on NWB’s demand and must be paid by PCBK within three business days following the date of NWB’s demand.

7.7	Break-Up Fee.

7.7.1	If this Agreement is terminated pursuant to Section 7.4.9 (Superior Proposal – Termination by NWB), then NWB will immediately pay to PCBK a fee equal to $1,500,000 (the “Break-Up Fee”).

7.7.2	If, after an Acquisition Proposal with respect to NWB becomes publicly known, this Agreement is terminated pursuant to Section 7.4.6 (NWB Stockholders Fail to Approve) and prior to or within 12 months after such termination, NWB or the Bank enter into an agreement, or publicly announce an intention, to engage in an Acquisition Proposal, then NWB will promptly pay to PCBK the Break-Up Fee less the amount of any Termination Fee or No-Recommendation Fee previously paid.

7.8	Cost Allocation Upon Termination. In connection with the termination of this Agreement under this Section 7, except as provided in Sections 7.5, 7.6 and 7.7, PCBK and NWB will each pay their own out-of-pocket costs incurred in connection with this Agreement, and will have no other liability to the other party. The parties agree that the agreements herein with respect to the Termination Fee, the No- Recommendation Fee and the Break-Up Fee are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.
SECTION 8.
MISCELLANEOUS

8.1	Notices. Any notice, request, instruction or other document to be given under this Agreement must be in writing and will be deemed effective and delivered upon (a) actual receipt if delivered personally (including by courier), (b) confirmation of transmission if sent via facsimile transmission, or (c) five days after deposit if sent by registered or certified mail, postage prepaid, addressed as follows:

PCBK/ PCB	Pacific Continental Corporation 111 West 7th Avenue Eugene, Oregon 97401 Attn: Hal Brown, President and CEO
with a copy to:	Stephen M. Klein, Esq. Graham & Dunn PC Pier 70 2801 Alaskan Way Suite 300 Seattle, Washington 98121-1128

NWB/Bank	NWB Financial Corporation 1100 Olive Way, Suite 102 Seattle, Washington 98101 Attn: Basant Singh, President and CEO
with a copy to:	Ernest J. Panasci, Esq. Jones & Keller 4600 South Ulster Street, Suite 880 Denver, Colorado 80237
      or to such other address or person as any party may designate by written notice to the other.

8.2	Waivers and Extensions. Subject to Section 9 of this Agreement, PCBK or NWB may grant waivers or extensions to the other party, but only through a written instrument executed by the President and/or Chief Executive Officer of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

(a)	any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

(b)	compliance with any of the covenants of any other party; and

(c)	any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Section 5.

8.3	Construction and Execution in Counterparts. Except as otherwise expressly provided in this Agreement, this Agreement: (i) covers the entire understanding of the Parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the Parties or their respective duly authorized agents; (ii) will not be interpreted by reference to any of the titles or headings to the Sections or Subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (iii) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (iv) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

8.4	Survival of Representations, Warranties, and Covenants. The representations and covenants in this Agreement will not survive Closing or termination of this Agreement, except that (A) Section 4.10 (Confidentiality), Sections 7.5, 7.6 and 7.7 (Termination-Related Fees & Break-Up Fee), Section 7.8 (expense allocation), and Sections 8.3 through 8.8 will survive termination, and (B) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following Closing, including without limitation, Sections 1.5.1 (Exercise After Execution Date), 6.4 (Employee Benefit Issues) and 6.5 (Indemnification), will survive Closing.

8.5	Attorneys’ Fees and Costs. In the event of any dispute or litigation with respect to the terms and conditions or enforcement of rights or obligations arising by reason of this Agreement or the Transaction, the substantially prevailing party in any such litigation will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6	Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. Any arbitration or related proceedings will take place in Lane County, Oregon.

8.7	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Oregon, except to the extent that federal law may govern certain matters.

8.8	Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by law.

8.9	No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any person other than the parties any rights or remedies under this Agreement.

SECTION 9.
AMENDMENTS
      Subject to applicable law, this Agreement and the form of any attached Exhibit or Schedule may be amended upon authorization of the boards of directors of the parties, whether before, at or after the NWB Meeting; provided, however, that after approval by NWB’s shareholders, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of NWB without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension or waiver.
DATED this 17th day of August, 2005.

PACIFIC CONTINENTAL CORPORATION

By:	/s/ Hal Brown

Hal Brown
Its: President and Chief Executive Officer

PACIFIC CONTINENTAL BANK

By:	/s/ Hal Brown

Hal Brown
Its: President and Chief Executive Officer

NWB FINANCIAL CORPORATION

By:	/s/ Basant Singh

Basant Singh
Its: President and Chief Executive Officer

NORTHWEST BUSINESS BANK

By:	/s/ Basant Singh

Basant Singh
Its: President and Chief Executive Officer

STATE OF OREGON	) ) ss.
COUNTY OF LANE          )
      On this 17th day of August, 2005, before me personally appeared HAL BROWN, to me known to be the President and Chief Executive Officer of Pacific Continental Corporation and Pacific Continental Bank, both corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.
      IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/

NOTARY PUBLIC in and for the State of
Oregon, residing at
My Commission expires:

STATE OF WASHINGTON	) ) ss.
COUNTY OF KING           )
      On this 17th day of August, 2005, before me personally appeared BASANT SINGH, to me known to be the President and Chief Executive Officer of NWB Financial Corporation and Northwest Business Bank, both corporations that executed the foregoing instrument, who acknowledged said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes mentioned there, and who stated on oath that he was authorized to execute said instrument, and that the seal affixed (if any) was the official seal of said corporation.
      IN WITNESS OF THE FOREGOING, I have set my hand and official seal to this document as of the day and year first written above.

/s/

NOTARY PUBLIC in and for the State of
Washington, residing at
My Commission expires:

APPENDIX B
TITLE 23B. WASHINGTON BUSINESS CORPORATION ACT
CHAPTER 23B.13. DISSENTERS’ RIGHTS
Section 23B.13.010 Definitions. As used in this chapter:
      (1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
      (2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.
      (3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
      (4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
      (5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
      (6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
      (7) “Shareholder” means the record shareholder or the beneficial shareholder.
Section 23B.13.020 Right to dissent.
      (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
      (2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.
      (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation. 1991 c 269 § 37; 1989 c 165 § 141.
Section 23B.13.030 Dissent by nominees and beneficial owners.
      (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.
      (2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote. 1989 c 165 § 142.
Section 23B.13.200 Notice of dissenters’ rights.
      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.
      (2) If corporate action creating dissenters’ rights under RCW 23B.13.020 it taken without a vote of shareholders, the corporation, within ten days after [the] effective date of such corporate action, shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in RCW 23B.13.220. 1989 c 165 § 143.
Section 23B.13.210 Notice of intent to demand payment.
      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.
      (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter. 1989 c 165 § 144.

Section 23B.13.220 Dissenters’ notice.
      (1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of RCW 23B.13.210.
      (2) The dissenters’ notice must be sent within ten days after the effective date of the corporate action, and must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.
Section 23B.13.230 Duty to demand payment.
      (1) A shareholder sent a dissenters’ notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates in accordance with the terms of the notice.
      (2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.
      (3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.
Section 23B.13.240 Share restrictions.
      (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.
      (2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.
Section 23B.13.250 Payment.
      (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholders’ shares, plus accrued interest.

      (2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.
Section 23B.13.260 Failure to take action.
      (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.
      (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.
Section 23B.13.270 After-acquired shares.
      (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.
      (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.
Section 23B.13.280 Procedure if shareholder dissatisfied with payment or offer.
      (1) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.
      (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

Section 23B.13.300 Court action.
      (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
      (2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
      (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
      (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.
      (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
      (6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.
Section 23B.13.310 Court costs and counsel fees.
      (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.
      (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.
      (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

APPENDIX C
October 28, 2005
Board of Directors
NWB Financial Corporation
Metropolitan West Tower
1100 Olive Way, Suite 102
Seattle, WA 98101
Dear Members of the Board:
      We understand that NWB Financial Corporation (“NWB”), a Washington corporation, Northwest Business Bank (the “Bank”), a Washington state chartered bank and a wholly owned subsidiary of NWB, Pacific Continental Corporation (“PCBK”), an Oregon corporation, and Pacific Continental Bank (“PCB”), an Oregon state chartered bank and a wholly owned subsidiary of PCBK, have entered into a Plan and Agreement of Merger (the ”Agreement”), dated August 17, 2005, pursuant to which (i) NWB will merge with and into PCBK, (ii) the Bank will merge with and into PCB, and (iii) the Bank’s offices will operate as offices of PCB (collectively, the ”Mergers”). Capitalized terms used herein that are not otherwise defined herein shall have the same meaning attributed to them in the Agreement.
      In connection with the Mergers, each share of NWB Common Stock (other than Proposed Dissenting Shares) issued and outstanding immediately prior to the Effective Date will automatically and without any action on the part of the holder of such share, be converted into and represent the right to receive from PCBK, at the election of the holder thereof as provided in and subject to the provisions and potential adjustments of Section 1.3 of the Agreement, either: (i) a number of shares of PCBK Common Stock equal to the Per Share Stock Consideration, or (ii) Cash in an amount equal to the Per Share Cash Consideration. The aggregate of the Per Share Stock Consideration and the Per Share Cash Consideration is referred to herein as the “Merger Consideration.” In connection with the Mergers and the Agreement, you have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be paid to the shareholders of NWB. This letter serves as an update to our letter, dated August 16, 2005 (the “Initial Letter”), which is incorporated by reference herein and made a part hereof.

www.hovde.com
1824 Jefferson Place, NW	1629 Colonial Parkway	222 N. Sepulveda Boulevard #1306	3908 S. Ocean Boulevard, Suite M122
Washington, DC 20036	Inverness, IL 60067	El Segundo, CA 90245	Highland Beach, FL 33487
Telephone 202.775.8109	Telephone 847.991.6622	Telephone 310-535-0030	Telephone 561.279.7199
Facsimile 202.293.5287	Facsimile 847.991.5928	Facsimile 310-535-9203	Facsimile 561.278.5856

Board of Directors
October 28, 2005

      Hovde Financial LLC (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with NWB, having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement.
      We were retained by NWB to act as its financial advisor in connection with the Mergers. We will receive compensation from NWB in connection with our services, a significant portion of which is contingent upon consummation of the Mergers. NWB has agreed to indemnify us for certain liabilities arising out of our engagement.
      During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement and all attachments thereto;

(ii)	reviewed certain historical publicly available business and financial information concerning NWB and PCBK;

(iii)	reviewed certain internal financial statements and other financial and operating data concerning NWB and PCBK;

(iv)	analyzed certain financial projections prepared by the management of NWB and PCBK;

(v)	held discussions with members of the senior managements of NWB and PCBK for the purpose of reviewing the future prospects of the NWB and PCBK, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the “Synergies”) expected to be achieved as a result of the Mergers;

(vi)	reviewed historical market prices and trading volumes PCBK;

(vii)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(viii)	evaluated the pro forma ownership of PCBK’s common stock by NWB’s shareholders relative to the pro forma contribution of NWB’s assets, liabilities, equity and earnings to the combined company;

Board of Directors
October 28, 2005

(ix)	analyzed the pro forma impact of the Mergers on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.
      We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.
      In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by NWB and PCBK and in the discussions with the managements of NWB and PCBK. In that regard, we have assumed that the financial forecasts, including, without limitation, the Synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of NWB and PCBK and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for NWB and PCBK are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of NWB, PCBK or their respective subsidiaries. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of NWB, PCBK or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.
      We have assumed that the Mergers will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Mergers will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Mergers are, and will be, in compliance with all laws and regulations that are applicable to NWB, PCBK and its subsidiaries. In rendering this opinion, PCBK and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Mergers and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on PCBK or the surviving corporations that would have a material adverse effect on the surviving corporations or the contemplated benefits of the Mergers. We have also assumed that no change in applicable law or regulation would occur that would cause a material adverse change in the prospects or operations of PCBK or any of the surviving corporations after the Mergers.

Board of Directors
October 28, 2005

      Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.
      We are not expressing any opinion herein as to the prices at which shares of PCBK Common Stock issued in the Mergers may trade if and when they are issued or at any future time, nor does our opinion constitute a recommendation to any holder of NWB Common Stock as to how such holder should vote with respect to the Agreement at any meeting of holders of the NWB Common Stock.
      This letter is solely for the information of the Board of Directors of NWB and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of NWB Common Stock in connection with the Mergers if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.
      Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be received by the holders of the NWB Common Stock pursuant to the Agreement is fair, from a financial point of view, to the shareholders of NWB.

Sincerely,

/s/ Hovde Financial LLC

HOVDE FINANCIAL LLC

C-4